

20
23

Notice of
Annual
Stockholders'
Meeting and
**Proxy
Statement**

TUESDAY JUNE 6, 2023 | 11:00 AM ET

 **BOOKING** HOLDINGS





Our mission is to make it easier for everyone to experience the world. We aim to demonstrate global leadership in online travel and related services by

making it easy for people to find, book, pay for, and experience travel throughout the world.

providing consumers with the most comprehensive choices and prices at any time, in any place, on any device.

offering platforms, tools, and insights to our business partners to help them be successful.

operating our business sustainably and supporting more sustainable travel choices by our customers & partners.

Our values

Experiences of Every Kind, For Everyone.

We believe that by making it easier for everyone to experience the world, we are doing our part to make humanity better.

Absolute Integrity.

While we are committed to winning for our customers and partners, we will always strive to do the right thing and achieve success with integrity and accountability.

Relentless Innovation.

We should never feel satisfied with the status quo, and every day should begin with the question - how are we going to innovate today?

Diversity Gives Us Strength.

We are absolutely committed to diverse ideas, people, and experiences.

The Sum is Greater Than Our Parts.

Our strength lies in our people, and success is contingent upon our ability to work as one team to succeed in our mission to make it easier for everyone to experience the world.



TABLE OF CONTENTS

BOOKING HOLDINGS

APRIL 24, 2023

Dear Stockholders,

The year 2022 began with much of the world experiencing a dramatic resurgence in COVID and a fear that vaccine protection had declined to a level so low that we might be re-entering lock-downs in some countries. Fortunately, by the end of the year we witnessed tremendous steps forward in pandemic recovery and a resurgence in travel as countries reopened their borders, leading to countless moments of reunion and celebration. Yet, that triumph weighed against unimaginable horror with war in Europe. We responded by suspending our operations in Russia and creating a platform to enable more than 70,000 Ukrainian refugees to find shelter through the generosity of our accommodation partners — hotels and homes and apartments – who provided free or greatly reduced temporary housing. Amidst all of this, we were reminded of travel's capacity to positively impact lives and shape our futures. The tremendous benefits travel can bring - to economies, to societies, to how we work and connect - continues to fuel our mission to make it easier for everyone to experience the world.

The resurgence in travel demand is evidenced by our all-time records in 2022 of nearly 900 million room nights booked and revenue of over $17 billion. These achievements demonstrate again the resiliency of travel, and while uncertainty regarding the global economy has increased significantly, we remain confident that in the long term travel will grow faster than GDP. Last year, we stated that our long-term ambition as a business was to grow faster and have higher revenue and profits than before the pandemic, and I'm pleased to state that we have made meaningful progress towards that goal.

Innovation Designed for Impact

Continued innovation allows us to build products and services and meet the ever-evolving needs of our customers and partners. We continue to leverage the power of technology alongside our unwavering customer focus to deliver value to both sides of the travel ecosystem and drive results.

In a mobile-first world, creating best-in-class mobile technology remains a top priority. The Booking.com app was the most downloaded online travel app in 2022 for the second year in a row. This effort is yielding results, with about 45% of all room nights booked last year through our apps, as we continued to improve the experience by making our apps easier to use and

improving their user interfaces to ensure our customers could quickly and intuitively access our products and services.

We also brought our Travel Sustainable program, pioneered by Booking.com, to accommodations enterprise-wide through the combined efforts of the Agoda, Booking.com, KAYAK, and Priceline product teams to power the program's expansion through a cross-enterprise API, making sure we are one of the leaders in the area.

While transformative technologies - such as generative artificial intelligence ("AI") - hit mainstream consciousness in 2022, our teams have worked with various types of AI for over a decade to improve our products and services, and we continue to learn and explore new opportunities to make travel more seamless. We will continue to work with all of the major large language model players to explore ways to incorporate these technologies as we see potential value for our customers. Additionally, our Booking AI Research Lab enables us to quickly react, adapt, and learn how our customers can benefit from new developments in this field and apply these fast-growing technologies in an inclusive, responsible, and ethical way.

Delivering on Business Priorities

The application of cutting edge technology by highly specialized and skilled talent is key to solving for the enduring complexity inherent in our industry, and has kept us moving forward at pace throughout 2022 on our path to creating a truly connected travel experience. The strides we have made to deliver smoother, richer experiences and increase value for travelers and partners alike center on expanding our payments platform, enhancing newer verticals and strengthening our position in the U.S., while continuing to grow our core business of accommodations.

In the fourth quarter of 2022 alone, we processed 42% of Booking.com's gross bookings on our own payments platform. Not only are we now increasingly able to offer payment solutions that work for customers across the globe, increasing our payments functionality allows us to bring additional traveler demand to our partners who may not be able to process alternative payment methods, along with helping them reduce cancellations and lower operational workloads.

During the last year we also continued to ramp up our flight offering on Booking.com, which is now available in over 50 countries and provides a great product to customers.

As the travel recovery accelerated, we believe we gained market share in our accommodations business from pre-pandemic levels in the U.S., as 2022 versus 2019 growth outpaced the broader U.S. recovery. Together, our Priceline and Booking.com brands grew U.S. room night growth by almost 30% comparing 2022 versus 2019. These gains are a result of strong day-to-day execution and continued investments in marketing in a very competitive market.

Additionally, our alternative accommodation global room nights grew 11% versus 2019, which shows good progress in this important area.

Travel As a Force For Good

While travel contributes meaningfully to the global economy, we also believe travel can have important impacts on society. We recognize our responsibility as an industry leader and endeavor to contribute to many aspects across the travel ecosystem in our business practices because we know that shared-value creation for all stakeholders will ultimately produce the best results for us and the travel industry.

In line with this, we continue to recognize that sustainability is an important part of our overall business strategy. We believe that the development of our Travel Sustainable program and the expansion of it across our brands in 2022 was an important signal of the potential for technology and cross-brand collaboration to drive greater sustainable impact across the travel industry by educating and empowering both partners and travelers. In addition to the expansion of this program, we made meaningful progress on the commitments outlined in our Climate Action Plan, which includes our commitment to 100% renewable electricity across our enterprise, supported by the purchase of unbundled energy attribute certificates. We believe in the power of travel to bring people and cultures together, and we want to ensure that this can be the case for generations to come.

Partnering with Governments

We believe that collaboration between governments and businesses around the world will grow the positive power of travel. Not only is this needed to encourage travel's recovery in tourism-dependent communities, but also to ensure that technology and innovation can continue to flourish for the benefit of consumers. As governments and regulators grapple with important issues in the digital sphere, including consumer privacy, content moderation, ethics, and the implications of new technologies, collective dialogue is key and we remain committed to productive engagement with regulators and policymakers across the globe to help shape the path ahead for the industry.

In Closing

Our employees remain our most valuable asset. It is their creativity, commitment, passion, and energy that allow us to deliver for the industry, our customers, and our partners. We continue to invest in our people, and I'm proud that in 2022 we were recognized as one of Fortune's World's Most Admired companies and Forbes' World's Best Employers, made all the more important against the backdrop of the rapidly changing tech talent landscape.

I fundamentally believe that travel is a force for good as it holds the power to connect people and cultures, reduce barriers, and increase understanding of the world we live in, all while creating tremendous economic opportunities for all of us. We would not be capable of contributing to this travel ecosystem without our 20,000+ Booking Holdings colleagues, our supplier partners, our customers, our partners in governments around the globe, our Board of Directors and you - our stockholders. To each and every one of these stakeholders, I want to extend my deepest gratitude. As we continue on a journey of opportunity and at times, uncertainty, I remain optimistic that together we can build a brighter future for travel.

Sincerely,

Glenn D. Fogel

President and Chief Executive Officer

April 24, 2023

 **BOOKING** HODLINGS



APRIL 24, 2023

Dear Stockholder,

You are cordially invited to attend the 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Booking Holdings Inc. to be held at 11:00 a.m. Eastern Time on Tuesday, June 6, 2023.

The Annual Meeting will be held in a virtual format. You may attend the virtual Annual Meeting by visiting the website www.virtualshareholdermeeting.com/BKNG2023. **To ask questions and vote at the Annual Meeting, you will need the 16-digit control number that appears on your Notice of Internet Availability of Proxy Materials, on the proxy card, or on the instructions that accompanied the proxy materials.**

This booklet includes the Notice of Annual Meeting and proxy statement. The proxy statement provides information about Booking Holdings Inc. in addition to describing the business we will conduct at the meeting.

Whether or not you plan to attend the Annual Meeting, please mark, sign, date, and return your proxy card in the enclosed envelope as soon as possible or vote online or by calling the toll-free telephone number as described in the instructions included in your proxy card. Your stock will be voted in accordance with the instructions you give in your proxy card. You may attend the Annual Meeting and vote through the virtual meeting platform, even if you have previously returned your proxy card or voted by telephone or online, by following the instructions included in the proxy statement. We hope you are able to join us on June 6.

Sincerely,

[signature]

Robert J. Mylod, Jr.
Chair of the Board
April 24, 2023

IMPORTANT

A proxy card is enclosed. We urge you to complete and mail the card promptly in the enclosed envelope, which requires no postage if mailed in the United States. Alternatively, you may vote by calling the toll-free telephone number or by going online as described in the instructions included with your proxy card. Any stockholder attending the Annual Meeting may vote on all matters that are considered, in which case the signed and mailed proxy or prior vote by telephone or online will be revoked. **Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name to obtain a 16-digit control number.**

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES



BOOKING HOLDINGS

800 Connecticut Avenue
Norwalk, CT 06854

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The Board of Directors of Booking Holdings Inc. is soliciting your proxy for the 2023 Annual Meeting of Stockholders.



TUESDAY, JUNE 6, 2023
11:00 a.m. Eastern Time

www.virtualshareholdermeeting.com/BKNG2023

RECORD DATE

The Board of Directors fixed the close of business on April 11, 2023 as the record date for identifying those stockholders entitled to notice of, and to vote at, the Annual Meeting and at any adjournment or postponement of the Annual Meeting.

This proxy statement and our 2022 Annual Report are also available on our website at https://ir.bookingholdings.com/financials/annual-reports/default.aspx.

WE WILL BE VOTING ON THE FOLLOWING MATTERS:

1. To elect eleven directors to hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified;

2. To approve on an advisory basis the 2022 compensation paid by the Company to its named executive officers;

3. To ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023;

4. To cast an advisory vote on the frequency of future advisory votes on the compensation paid by the Company to its named executive officers;

5. To consider and vote upon a non-binding stockholder proposal set forth in the proxy statement, if properly presented; and

6. To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Even if you have given your proxy, you may still vote on the virtual meeting platform if you attend the Annual Meeting. Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name to obtain a 16-digit control number.

 **At the Meeting:** To attend the Annual Meeting, visit www.virtualshareholdermeeting.com/BKNG2023. To vote or ask questions during the Annual Meeting, you must have the 16-digit control number included on your proxy card or Notice of Internet Availability of Proxy Materials.

 **Online:** You may vote online as described in the instructions included with your proxy card.

 **Telephone:** You may vote by calling the toll-free telephone number as described in the instructions included with your proxy card.

 **Mail:** Complete, date, and sign the enclosed proxy card and return it in the enclosed postage prepaid envelope (if mailed in the United States).

April 24, 2023
By order of the Board of Directors

Vijay S. Iyer
Corporate Secretary
Norwalk, Connecticut

PROXY SUMMARY

This summary highlights our mission, selected business results, and corporate governance and executive compensation information. Before voting and for complete information about these topics, please review the proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2022.

Our mission is to make it easier for everyone to experience the world

Booking Holdings Inc. (the "Company," "Booking Holdings," "we," "our," or "us") is the world's leading provider of online travel and related services. We connect consumers wishing to make travel reservations with providers of travel services around the world through our online platforms through six primary consumer-facing brands:

	Accommodations	Ground Transportation	Flights	Restaurants	Activities	Metasearch
Booking.com	✓	✓	✓		✓	
priceline.com	✓	✓	✓		✓	
agoda	✓	✓	✓		✓	
Rentalcars.com		✓				
KAYAK						✓
OpenTable				✓		

World's Best Employers; America's Best Midsize Employers; Global 2000 List
Forbes

World's Most Admired Companies; Fortune 500 List
Fortune

Most Trustworthy Companies in America 2023
Newsweek

220+
Countries and Territories

40+
Languages

~2.7M
Properties
(INCLUDES 2.3M ALTERNATIVE ACCOMMODATIONS), WHICH REPRESENTS APPROXIMATELY 28M REPORTED LISTINGS ON BOOKING.COM AS OF 12.31.22

Our 2022 Performance

In 2022, we rebounded from the COVID-19 pandemic faster than expected, with a record number of room nights booked and our highest-ever gross bookings and revenues.



58%
Gross Bookings Increase compared to 2021

Gross bookings is a common operating and statistical metric used in the travel industry representing the total U.S. Dollar value, generally inclusive of all taxes and fees, of all travel services purchased by consumers through our online travel reservation businesses, net of cancellations.



896M
Room Nights Booked

This represents a 52% increase compared to 2021.



$17.1 B
in Revenues

This represents a 56% increase compared to 2021.



$3.1 B
in Net Income

This was the highest among travel companies and an increase of 162% compared to 2021.



$5.3 B
in Adjusted EBITDA

This represents an 82% increase compared to 2021.



17%
stock price increase over the four-year period

On April 18, 2023, our stock price reached a twelve-month high of $2,696.68.

*   See Appendix A to this proxy statement for a reconciliation of non-GAAP financial measures and rationale for use of non-GAAP financial measures.

Corporate Governance Highlights

We strive to maintain strong corporate governance practices that are both stockholder friendly and designed to protect and grow long-term stockholder value. Our corporate governance practices include:

- ✓ Current Board Chair is independent
- ✓ Lead Independent Director
- ✓ Majority voting in director elections
- ✓ Stockholder-approved proxy access
- ✓ Annual director elections (i.e., no classified board)
- ✓ Annual board and committee self-evaluation
- ✓ Stock ownership guidelines for directors and executive officers
- ✓ Stockholders can call special meetings
- ✓ Annual "say-on-pay" vote
- ✓ Longstanding prohibition on hedging or pledging of stock by directors and executive officers
- ✓ 11 of 12 current directors are independent
- ✓ Stockholders can act by written consent in lieu of a meeting
- ✗ No supermajority voting provisions
- ✗ No poison pill/rights plan

Our Board

				Committee and Subcommittee Memberships				
Current Directors	Age (as of 3-31-23)	Director Since	Independent	Audit	Compensation	Corporate Governance	Cybersecurity	Other Public Directorships
Glenn D. Fogel	61	2017						0
Mirian M. Graddick-Weir	68	2018	■	■	Chair			1
Wei Hopeman	53	2019	■			■		0
Robert J. Mylod, Jr. *(Chair)*	56	2017	■		■			2
Charles H. Noski *(Lead Independent Director)*	70	2015	■	■		Chair		1
Larry Quinlan	60	2022	■				Chair	2
Nicholas J. Read	58	2018	■	■			■	0
Thomas E. Rothman	68	2013	■			■		0
Sumit Singh	43	2022	■		■[1]			1
Lynn Vojvodich Radakovich	55	2016	■		■	■		2
Vanessa A. Wittman	55	2019	■	Chair			■	2
Retiring Director								
Timothy Armstrong	52	2013	■		■			0
Number of Meetings in 2022				9	6	5	N/A[2]	

Mr. Timothy Armstrong has announced that he will be retiring from the Company's Board, effective as of the Annual Meeting, and therefore he is not standing for re-election. We extend our deepest gratitude to Mr. Armstrong for his service to our Board and stockholders.

(1) *If elected, Mr. Singh is nominated to serve on the Compensation Committee following the Annual Meeting.*
(2) *The Cybersecurity Subcommittee was formed in March 2023 and held its first meeting in April 2023.*

Our Board exhibits a strong mix of desired attributes, including business experience, tenure, age, diversity of perspectives, and independence. The following is a snapshot of some key characteristics of our Board, assuming all eleven nominees are elected at the Annual Meeting.


Board Diversity
6
Gender, Racially, or Ethnically Diverse Members
11 MEMBERS
Tenure
< 4 YEARS 2
4-8 YEARS 7
> 8 YEARS 2
3
FINANCIAL EXPERTS ON THE AUDIT COMMITTEE
59 years
AVERAGE AGE
Director Qualifications
LEADERSHIP 7
FINANCE 8
GLOBAL BUSINESS 11
HUMAN RESOURCES 1
TECHNOLOGY 6
SALES AND MARKETING 3
TRAVEL 2

Our Board is committed to a refreshment process to ensure continued representation of a diversity of viewpoints, backgrounds, and experience. As of March 31, 2023, our Board has twelve members, including four female directors, four racially or ethnically diverse directors, and two Board leadership positions that are held by women. The demographic information presented below is based on voluntary self-identification by each current director.

Board Diversity Matrix (as of March 31, 2023)

Total Number of Directors	12		
	Female	Male	Did Not Disclose
Part I: Gender Identity			
Directors	4	7	1
Part II: Demographic Background			
Asian	1	1	0
Black or African American	1	1	0
White	2	5	0
Did Not Disclose	0	0	1

Executive Compensation Highlights

The Company's executive compensation program has consistently adhered to fundamental principles that guide its decision making while navigating changing external circumstances such as the COVID-19 pandemic. The Compensation Committee also prioritizes feedback from stockholders, and following the 2022 say-on-pay proposal outcome, members of the Compensation Committee spoke with stockholders, who expressed a spectrum of opinions described in more detail in *2022 Say-on-Pay Advisory Vote and Stockholder Engagement*. The Compensation Committee concluded that the optimal way to respond was to balance concerns raised with regard to performance targets set in 2022 through the exercise of negative discretion for the NEOs' 2022 annual bonuses, while designing the 2023 program to return to a focus on three-year long-term incentive awards with absolute and relative stockholder value-aligned metrics. We invite you to read *A Letter from the Compensation Committee to our Stockholders* on page 42 for more information.

Name & Principal Position	2022 Salary	2022 Stock Awards	2022 Incentive Payment	All Other 2022 Compensation	Total 2022 Compensation
Glenn D. Fogel President and Chief Executive Officer	$ 750,000	$ 26,258,740	$ 3,750,000	$ 16,182	$ 30,774,922
David Goulden Executive Vice President and Chief Financial Officer	$ 625,000	$ 8,844,265	$ 2,646,000	$ 9,388	$ 12,124,653
Peter J. Millones Executive Vice President and General Counsel	$ 552,083	$ 8,488,874	$ 2,114,700	$ 9,388	$ 11,165,045
Paulo Pisano[1] Chief Human Resources Officer	$ 420,225	$ 2,999,640	$ 1,050,562	$ 4,736	$ 4,475,163

(1) Amounts (other than equity awards) for Mr. Pisano are converted using a EUR/USD exchange rate of 1.05056161, which was the average rate for 2022.

We do:	We do not:
✓ Tie pay to performance.	✗ Provide change in control severance tax gross-ups.
✓ Cap the bonus pool from which senior executives' individual cash bonuses are paid.	✗ Permit stock option repricing without stockholder approval.
✓ Use "double triggers" in our severance agreements and equity awards.	✗ Provide significant executive-only perquisites.
✓ Have meaningful stock ownership guidelines.	✗ Permit hedging or pledging of our stock by our directors and executive officers.
✓ Have a clawback policy.	✗ Enter into new arrangements with executive officers that would pay cash severance in excess of 2.99x salary and target bonus, without stockholder ratification.
✓ Conduct an annual risk assessment of our executive compensation program.	
✓ Conduct a robust stockholder engagement process.	
✓ Conduct formal executive succession planning.	

Annual Meeting Information Summary



DATE AND TIME

Tuesday, June 6, 2023

11:00 a.m.,
local (Eastern) time



LOCATION

Virtual Meeting

www.virtualshareholdermeeting.com/BKNG2023
For more information about attending the
meeting, see *How to Attend the
Annual Meeting* on page 107.



RECORD DATE

April 11, 2023

Voting Procedures

All stockholders are cordially invited to attend the virtual Annual Meeting. Whether or not you expect to attend the meeting, please complete, date, sign, and return the enclosed proxy card as promptly as possible to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Alternatively, you may vote online or by calling the toll-free telephone number as described in the instructions included with your proxy card. Even if you have submitted your proxy card, you may still vote through our virtual meeting platform if you attend the meeting. **If your shares are held of record by a broker, bank, or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name to obtain a 16-digit control number.**

Voting Matters

The following proposals will be voted upon at the Annual Meeting and are described in more detail in this proxy statement. Our Board recommends that you vote as follows:

Proposals	Board Vote Recommendation	More Information
Election of Directors (Proposal 1)	The Board of Directors recommends that you vote **FOR** each of the Board of Directors' nominees.	Page 16
Advisory Vote to Approve 2022 Executive Compensation (Proposal 2)	The Board of Directors recommends that you vote **FOR** the approval on an advisory basis of our 2022 executive compensation.	Page 93
Ratification of Independent Auditor (Proposal 3)	The Board of Directors recommends that you vote **FOR** ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.	Page 98
Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation (Proposal 4)	The Board of Directors recommends that you select **ONE YEAR** for the frequency of future advisory votes to approve executive compensation.	Page 99
Stockholder Proposal Requesting a Non-Binding Stockholder Vote to Ratify Termination Pay of Executives (Proposal 5)	The Board of Directors recommends that you vote **AGAINST** this non-binding stockholder proposal requesting a non-binding stockholder vote to ratify certain termination pay of executives.	Page 100



CORPORATE GOVERNANCE

Proposal 1   Election of Directors

The Board currently consists of twelve directors, with no vacancies, and the term of all directors expires at the Annual Meeting. Mr. Timothy Armstrong is retiring from the Board effective as of the Annual Meeting and is therefore not standing for re-election. Due to Mr. Armstrong's retirement, the size of the Board will be reduced from twelve directors to eleven directors, effective as of the Annual Meeting.

Assuming all nominated directors are elected, following the Annual Meeting, the Board will consist of eleven directors with no vacancies. If elected at the Annual Meeting, each of the eleven director nominees listed below will hold office for a one-year term until the 2024 annual meeting of stockholders and until their successor has been duly elected and qualified, or until their earlier death, resignation, or removal. Unless otherwise instructed, the persons named as proxies on the accompanying proxy card will vote shares represented by properly executed proxies for the eleven nominees named herein. The proxies solicited by this proxy statement may not be voted for more than eleven nominees.

With respect to Proposal 1, the election of directors, a majority of votes cast means that the number of shares cast "for" a nominee's election exceeds the number of "against" votes for that nominee. Votes cast does not include abstentions or broker non-votes, and therefore, abstentions and broker non-votes will not affect the outcome of Proposal 1. Holders of common stock may not cumulate their votes in the election of directors.

Although the Board anticipates that the eleven nominees will be available to serve as directors on our Board and each person nominated has agreed to serve if elected, if any of them should be unwilling or unable to serve, the proxies will be voted for the election of such substitute nominee or nominees as may be designated by the Board.

   **The Board of Directors recommends a vote FOR each of the Board's nominees.**

Director Qualifications

We believe that our directors should possess high personal and professional ethics and integrity, and be committed to representing the long-term interests of our stockholders. We endeavor to have a Board representing a range of experiences at policy-making levels in business and in areas that are relevant to the global nature of our operations and our long-term strategy. As a result, the Board and the Corporate Governance Committee ("CG Committee") believe that, in light of our business, strategy, and structure, the following are key areas of experience, qualifications, and skills that should be represented on the Board:

 **Leadership.** Directors with experience in significant leadership positions over an extended period, especially chief executive officer ("CEO") positions, provide us and the Board with special insights. These individuals generally possess exceptional leadership qualities and the ability to identify and develop those qualities in others. They demonstrate a practical understanding of organizations, processes, strategy, risk management, and methods to drive change and growth.

 **Finance.** It is important for our directors to understand finance, financial statements, and financial reporting processes. We generally measure our operating and strategic performance by reference to financial targets. In addition, accurate financial reporting and effective auditing are critical to our success.

 **Global Business.** Our future success depends, in part, on our ability to continue to grow our businesses globally. The Board believes it is important that it include directors with a mix of global business perspectives representing a variety of markets.

 **Human Resources.** As our business continues to grow and the number, locations, and diversity of our employees increases, the Board believes that directors with human resources (including people and culture) experience are increasingly important to our success.

 **Technology.** The Board believes that having directors with technology oversight experience, including of internet or e-commerce businesses, is important for the Board's ability to oversee management and provide insight regarding innovations and the evolving risk landscape in our industry.

 **Sales and Marketing.** As our business is highly dependent on effective marketing, the Board seeks to have directors with significant sales and marketing experience to provide additional insight and advice to management in these areas.

 **Travel Industry.** The Board believes that having directors with insight into the travel industry and related industries is important to help the Board evaluate our strategy and oversee management.

The following 2023 board skills matrix shows areas of experience, qualifications, and skills that were particularly identified for each nominee by the CG Committee and the Board when considering the current nominees. We continue to evaluate the matrix against our strategy so that it can serve as an effective tool for identifying director nominees who collectively have the complementary skills, experience, and qualifications to guide our Company.

	Leadership	Finance	Global Business	Human Resources	Technology	Sales and Marketing	Travel
Glenn D. Fogel	■	■	■		■		■
Mirian M. Graddick-Weir			■	■			
Wei Hopeman		■	■				
Robert J. Mylod, Jr.	■	■	■		■		■
Charles H. Noski	■	■	■				
Larry Quinlan		■	■		■		
Nicholas J. Read	■	■	■				
Thomas E. Rothman	■	■	■			■	
Sumit Singh	■		■		■	■	
Lynn Vojvodich Radakovich			■		■	■	
Vanessa A. Wittman	■	■	■		■		

Director Tenure

The CG Committee and the Board consider director tenure in connection with the evaluation of nominee independence. The CG Committee believes that Board continuity facilitates effective and efficient leadership, risk management, and oversight, and that the knowledge and understanding of our business gained over years of service are important attributes to consider when determining nominees for election to the Board. The CG Committee and the Board also believe that deliberate and planned Board refreshment is beneficial to the Board and our Company, and we have a robust and continuous refreshment process in place. The CG Committee and the Board believe that the current mix of directors reflects an appropriate mix of short-, medium-, and long-tenured directors. Eight of our independent directors will have joined the Board in the past eight years and the average tenure of our independent directors will be 5.1 years as of the Annual Meeting.

Nomination and Election Process

Identifying Director Candidates

As set forth in the Company's Corporate Governance Principles, the CG Committee primarily uses the following criteria to identify and recommend nominees for election or appointment to the Board:

- the highest personal and professional ethics and integrity;
- relevant business, professional, or managerial skills and experience;
- demonstrated leadership skills through involvement in business, professional, charitable, or civic affairs;
- current knowledge of the industry, markets, and communities in which we do business;
- the characteristics to contribute to the Board's diversity of viewpoints, background, and experience;
- ability and willingness to commit adequate time to fulfilling Board and committee duties and responsibilities, and to exercise independent judgment, ask probing questions, and express tough opinions; and
- expertise, skills, knowledge, experience, and personality that fit well with those of other directors in building a Board that is effective, collegial, and responsive to our needs and stockholder interests.



1 Sources for Candidate Pool

2 In-Depth Review by Corporate Governance Committee

3 Recommend Slate of Nominees

4 Full Board Review

5 Board Nomination/ Stockholder Election

✓ We elected two new independent directors in 2022.

The CG Committee does not set specific minimum qualifications that nominees must meet, but rather believes that each nominee should be evaluated based on their individual merits, taking into account our needs and the overall composition of the Board. The CG Committee's policy is to consider diversity, including in terms of backgrounds, experience, gender, race, and ethnic or national origin, as a factor in nominating persons for election or appointment to the Board. The CG Committee is committed to actively seeking out highly qualified gender-diverse candidates and individuals from underrepresented groups to include in the pool from which Board nominees are chosen.

Who Can Recommend Candidates?

- Outside consultants may be employed to help identify candidates;
- Other Board members and members of management; and
- Stockholders.

Our CG Committee gives appropriate consideration to potential candidates recommended by stockholders in the same manner as other potential candidates identified by the CG Committee. Stockholders who wish to submit potential candidates for consideration by the CG Committee for election at our 2024 annual meeting of stockholders or for election to our Board at our 2024 annual meeting of stockholders may do so in accordance with the procedures described in *2024 Stockholder Proposals* on page 103, in accordance with our By-laws, or in accordance with our Stockholder Communications Policy (available at www.bookingholdings.com), as applicable.

Evaluating Director Candidates

Members of the CG Committee evaluate possible candidates and suggest individuals to explore in more depth. Once a candidate is identified whom the CG Committee wants to seriously consider and move toward nomination, the chair of the CG Committee or their designee enters into a discussion with that nominee.

When considering current directors for nomination for re-election to the Board, the CG Committee takes into account the performance of each director. Underperforming directors may be asked to leave the Board or may not be re-nominated for election. The CG Committee also reviews the composition of the Board in light of its and our current challenges and needs, and determines whether it may be appropriate to add or remove individuals after considering the need for specific expertise and issues of independence, judgment, skills, background, tenure, diversity of perspectives, and experience.

Board Evaluations

We conduct an annual evaluation process to assess the performance of our Board and its committees, which includes:



1 Questionnaire	Questionnaires are administered by an independent third party. Evaluations focus on Board and committee composition and process, leadership, the Board's and committees' access to information and management, Board and committee culture and effectiveness, and open-ended questions.
2 Assessment reporting	The third party administrator creates consolidated reports of information gathered, including scoring trends, priority graphs, and a concise view of the Board's evaluation of performance, highlighting areas of strength and areas for improvement based on statistical scores and Board member comments.
3 One-on-one evaluation	The Lead Independent Director meets with each director to discuss matters such as individual performance, Board and committee effectiveness, and any areas for improvement or best practices.
4 Board summary and feedback	Board and committees review the evaluation reports, discuss output and evaluation process annually, and implement any necessary action items along with management.

Nominees for Election as Directors

Set forth below is biographical information as of March 31, 2023 for each person nominated for election to the Board at the Annual Meeting.



GLENN D. FOGEL
Chief Executive Officer and President

Age **61**
Director since: **2017**

Skills & Expertise

Career Highlights

Mr. Fogel has served as our Chief Executive Officer and President since January 2017 and the Chief Executive Officer of Booking.com since June 2019. Previously, he served as our Head of Worldwide Strategy and Planning from November 2010 to December 2016 and as our Executive Vice President, Corporate Development, from March 2009 to December 2016. Mr. Fogel joined us in February 2000. Prior to that, he was a trader at a global asset management firm and prior to that was an investment banker specializing in the air transportation industry. Mr. Fogel is a member of the New York State Bar (retired).

Director Qualifications

Mr. Fogel brings to the board significant experience running our Company as our President and Chief Executive Officer and in his previous role as Head of Worldwide Strategy and Planning. His expertise helped lead us during a long period of sustained global growth and through the COVID-19 pandemic.

Other Current Public Directorships:
● None

Committees or Subcommittees:
● None



MIRIAN M. GRADDICK-WEIR

Age **68**
Director since: **2018**
Independent

Skills & Expertise

Career Highlights

Dr. Graddick-Weir, Ph.D., was the Executive Vice President of Human Resources at Merck & Co., Inc. from 2008 until November 2018, where she led human resources for one of the leading pharmaceutical companies in the world. Dr. Graddick-Weir served as Senior Vice President of Human Resources of Merck from September 2006 to January 2008. Prior to joining Merck, she served as Executive Vice President of Human Resources and Employee Communications of AT&T from 2004 to 2006 and served as its Executive Vice President of Human Resources from 1999 to 2004. Dr. Graddick-Weir was responsible for the design, planning, and administration of all Human Resources functions, including compensation, benefits, recruiting, and training, for AT&T's 47,000 employees. She joined AT&T in 1981. She currently serves as chair of Yum! Brands' nominating and corporate governance committee and as a member of its management planning and development committee.

Director Qualifications

Dr. Graddick-Weir brings to the board global business experience having served as a senior executive of two large global businesses and on the board of directors of another; and extensive experience in the human resources field.

Other Current Public Directorships:
● Yum! Brands, Inc. (since 2012)

Committees or Subcommittees:
● Compensation (Chair)
● Audit

 Leadership    Finance    Global Business    Human Resources    Technology    Sales and Marketing    Travel



WEI HOPEMAN

Age **53**
Director since: **2019**
Independent

Skills & Expertise

Career Highlights
Ms. Hopeman is a Managing Partner of Arbor Ventures, a venture capital firm focused on investing in fintech companies around the world, which she co-founded in 2014. From 2010 to 2014, Ms. Hopeman served as Managing Director and Head of Asia for Citi Ventures. Prior to Citi Ventures, Ms. Hopeman spent time in various other banking and private equity roles, including as the Chief China Representative for Jefferies & Co. and as a technology banker at The Goldman Sachs Group.

Director Qualifications
Ms. Hopeman brings extensive experience and expertise in global business and finance and particularly has demonstrated significant success in the fintech industry.

Other Current Public Directorships:
● None

Committees or Subcommittees:
● Corporate Governance



ROBERT J. MYLOD, JR.
Chair

Age **56**
Director since: **2017**
Independent

Skills & Expertise

Career Highlights
Mr. Mylod is the Managing Partner of Annox Capital Management, a private investment firm that he founded in 2013. From 1999 to 2011, Mr. Mylod held several roles with us, including Vice Chair, Head of Worldwide Strategy and Planning, and Chief Financial Officer. Prior to joining us, he was a Principal at Stonington Partners, a private equity investment firm. Mr. Mylod has served as executive chair of the board of directors of Vroom, Inc., a tech-enabled automobile retailer, since May 2022. He has been a member of Vroom's board of directors and also chair of Vroom's audit committee and a member of its compensation committee since 2015. Since 2014, Mr. Mylod has been a member of the board of Freightos, LTD, an international freight booking and payment platform, which became a publicly listed company in January 2023. He was the chair of the Board of Redfin, a tech-enabled real estate brokerage, from 2016 to 2020 and also a member of Redfin's audit committee from 2013 to 2018. From 2014 to 2021, Mr. Mylod served as a member of the board of directors of Dropbox, Inc., a company that specializes in data file sharing and storage, and served as a member of Dropbox's audit committee and compensation committee. He also serves on the board of directors of several privately held companies.

Director Qualifications
Mr. Mylod brings to the board significant experience and expertise as a leader in finance and global technology businesses, including ours for over 12 years, helping lead us during a long period of sustained global growth.

Other Current Public Directorships:
● Vroom, Inc. (since IPO in 2020)
● Freightos, LTD (since becoming a public company in 2023)

Committees or Subcommittees:
● Compensation

 Leadership    Finance    Global Business    Human Resources    Technology    Sales and Marketing    Travel



CHARLES H. NOSKI
Lead Independent Director

Age **70**
Director since: **2015**
Independent

Skills & Expertise

Career Highlights
In 2012, Mr. Noski retired as a Vice Chairman of Bank of America Corporation, to which he was named after previously serving as that company's Executive Vice President and Chief Financial Officer. Prior to this, Mr. Noski served as Chief Financial Officer, Corporate Vice President and as a member of the board of directors of Northrop Grumman Corporation. Prior to Northrop Grumman, he was Vice Chairman of the board of directors and Chief Financial Officer of AT&T Corporation. Before that, Mr. Noski led Hughes Electronics Corporation in various senior executive roles, including as Vice Chairman and President and Chief Operating Officer. Mr. Noski worked at Deloitte & Touche LLP for 17 years from 1973 to 1990 and he was named Partner in 1983. Mr. Noski was elected to the board of directors of Wells Fargo & Company in 2019, served as chairman of the Wells Fargo board from March 2020 to August 2021, also chaired its governance and nominating committee and its audit committee, and retired from the board in 2021. In 2020, Mr. Noski was elected to the Hewlett Packard Enterprise board and is a member of its finance and investment committee and its nominating, governance and social responsibility committee. In 2022, Mr. Noski was appointed to the board of directors of MIO Partners, Inc. and serves on the governance committee and the audit and finance committee. From 2003 to 2019, Mr. Noski served as a member of the board of directors of Microsoft Corporation and was the chairman of Microsoft's audit committee and a member of its governance and nominating committee. Mr. Noski was also Chairman of the board of trustees of the Financial Accounting Foundation from 2016 to 2019 and a former member of the board of directors of the National Association of Corporate Directors. In addition, Mr. Noski served as a member of the board of directors of Avon Products, Inc. from 2012 to 2018.

Director Qualifications
Mr. Noski brings to the board significant experience and expertise as a leader in finance and global businesses, and has demonstrated a long and successful career at large public companies and in the accounting profession.

Other Current Public Directorships:
- Hewlett Packard Enterprise (since 2020)

Committees or Subcommittees:
- Audit
- Corporate Governance (Chair)



LARRY QUINLAN

Age **60**
Director since: **2022**
Independent

Skills & Expertise

Career Highlights
Mr. Quinlan served as Global Chief Information Officer for Deloitte from 2010 through 2021, responsible for all facets of technology strategy and operations and leading over 10,000 IT professionals in 175 countries, and in various other roles since he started at Deloitte in 1988. During his time at Deloitte, Mr. Quinlan oversaw major client relationships and advised company boards and CEOs on a wide range of IT, cybersecurity, and digital strategic priorities. He has over 35 years of experience as a technology leader. Mr. Quinlan currently serves on the boards of Jones Lang LaSalle, a global commercial real estate services company, and ServiceNow, a software company that develops a cloud computing platform. He also serves on the board of directors of several privately held companies and non-profit organizations.

Director Qualifications
Mr. Quinlan brings to the board extensive experience and expertise in global business and technology. His technology expertise is particularly valuable in guiding our newly established Cybersecurity Subcommittee in its oversight responsibilities.

Other Current Public Directorships:
- ServiceNow (since 2021)
- Jones Lang LaSalle (since 2022)

Committees or Subcommittees:
- Cybersecurity (Chair)

 Leadership  Finance  Global Business  Human Resources  Technology  Sales and Marketing  Travel



NICHOLAS J. READ

Age **58**
Director since: **2018**
Independent

Skills & Expertise



Career Highlights

Mr. Read served as Chief Executive Officer of Vodafone Group Plc, a multinational communications company, from October 2018 to December 2022, was a member of its board of directors from 2014 to 2022, and an advisor from December 2022 to March 2023. Prior to becoming its Chief Executive Officer, Mr. Read served as Group Chief Financial Officer of Vodafone Group Plc from April 2014 to July 2018. Since joining Vodafone in 2001, Mr. Read held a variety of senior roles, including Chief Financial Officer and Chief Executive Officer of Vodafone Limited, the U.K. operating company. Prior to becoming Group Chief Financial Officer, Mr. Read served as Regional Chief Executive Officer for Africa, Middle East and Asia Pacific for five years and was a board member of the Vodafone publicly-traded subsidiaries Vodacom, Safaricom, and Vodafone Qatar and Vodafone's joint ventures VHA in Australia and Indus Towers in India. Prior to joining Vodafone, he held senior global finance positions with United Business Media Plc and Federal Express Worldwide. Mr. Read is a Fellow Chartered Management Accountant and a Chartered Global Management Accountant.

Director Qualifications

Mr. Read brings to the board extensive experience and expertise as a leader in finance and global business through his career at a large public company based in Europe with significant international operations.

Other Current Public Directorships:
- None

Committees or Subcommittees:
- Audit
- Cybersecurity



THOMAS E. ROTHMAN

Age **68**
Director since: **2013**
Independent

Skills & Expertise



Career Highlights

Mr. Rothman has served as Chairman of Sony Pictures Entertainment Motion Picture Group since March 2015, where he oversees Columbia Pictures, TriStar Pictures, Imageworks and Sony Pictures Animation, along with other entities. In June 2021, he was promoted to Chairman and CEO of Sony Pictures Entertainment Motion Picture Group. From September 2013 to February 2015, Mr. Rothman was Chairman of TriStar Productions. Previously, Mr. Rothman served as Chairman of Fox Entertainment Group Inc., a media company and subsidiary of News Corp. from 2000 to 2005 and as its Chairman and Chief Executive Officer from 2005 to 2012. Mr. Rothman served as President of Twentieth Century Fox Film Group from January 2000 to August 2000, and served as President of Twentieth Century Fox Production from 1995 to 2000. In 1994, Mr. Rothman founded and served as President of Fox Searchlight Pictures. Prior to that, he served as President of Worldwide Production for the Samuel Goldwyn Company from 1989 to 1994. Mr. Rothman also served as an associate and then partner with Frankfurt, Kurnit, Klein & Selz, a law firm, from 1982 to 1987. Mr. Rothman is a member of the boards of the California Institute of the Arts and Brown University (emeritus). He served as a member of the National Council of the Arts, the governing body for the National Endowment for the Arts since 2015, and has been appointed by President Biden to the board of the Corporation for Public Broadcasting.

Director Qualifications

Mr. Rothman brings to the board extensive executive leadership of global media companies; and has demonstrated a long and successful career marketing and financing motion pictures, television programs, and other media.

Other Current Public Directorships:
- None

Committees or Subcommittees:
- Corporate Governance

 Leadership    Finance    Global Business    Human Resources    Technology    Sales and Marketing    Travel



SUMIT SINGH

Age **43**
Director since: **2022**
Independent

Skills & Expertise


Career Highlights
Mr. Singh has served as Chief Executive Officer of Chewy, Inc. since March 2018, following seven months serving as Chief Operating Officer of Chewy, and has served as a director of Chewy since April 2019. In 2019, he led the company through its initial public offering. Prior to joining Chewy, Mr. Singh held senior leadership positions at Amazon, where from 2015 to 2017, he served as Worldwide Director of Amazon's Consumables businesses (fresh and pantry) and, from 2013 to 2015, as General Manager for Amazon's North American merchant fulfillment and third-party businesses. Prior to Amazon, Mr. Singh served in senior management positions at Dell Technologies Inc.

Director Qualifications
Mr. Singh brings to the board extensive leadership experience through his career at large global businesses spanning e-commerce, technology, retail, and logistics.

Other Current Public Directorships:
- Chewy, Inc. (since IPO in 2019)

Committees or Subcommittees:
- Compensation (nominated)



LYNN VOJVODICH RADAKOVICH

Age **55**
Director since: **2016**
Independent

Skills & Expertise


Career Highlights
Ms. Vojvodich Radakovich is an advisor to start-up and growth-stage technology companies. She served as Executive Vice President and Chief Marketing Officer of Salesforce, a cloud-based software company, from 2013 to February 2017. Before joining Salesforce, Ms. Vojvodich Radakovich was a partner at Andreessen Horowitz, a leading venture capital firm, where she helped companies build their go-to-market strategies. Previously, she was the Chief Marketing Officer at Terracotta Inc., a leader in in-memory and cloud-enabling technology. Ms. Vojvodich Radakovich has also served in various roles at organizations including Bain & Company and Microsoft. Ms. Vojvodich Radakovich has served as a member of the board of directors of Dell Technologies since April 2019 and Figma, a privately held cloud-based design software company, since December 2019. She has served as a member of the board of directors of Ford Motor Company since 2017 and is chair of the compensation committee and member of the nominating & governance and sustainability & innovation committees. Ms. Vojvodich Radakovich began her career as a mechanical engineer in a hard hat working on the design and construction of Gulfstream jets and offshore oil structures.

Director Qualifications
Ms. Vojvodich Radakovich brings to the board extensive experience and expertise in global businesses with focuses on internet marketing and sales, including from her experiences working with global technology businesses, as well as start-up, and growth-stage technology companies.

Other Current Public Directorships:
- Ford Motor Company (since 2017)
- Dell Technologies (since 2019)

Committees or Subcommittees:
- Corporate Governance
- Compensation

 Leadership    Finance    Global Business    Human Resources    Technology    Sales and Marketing    Travel



VANESSA A. WITTMAN

Age **55**
Director since: **2019**
Independent

Skills & Expertise


Career Highlights

Ms. Wittman was the Chief Financial Officer of Glossier, an online beauty product company, until May 2022 and served as an advisor to Glossier until December 2022. She previously served as Chief Financial Officer of Oath, a subsidiary of Verizon, during 2018. Ms. Wittman served as Chief Financial Officer of Dropbox from 2015 to 2016 and as Chief Financial Officer of Motorola Mobility, a subsidiary of Google, from 2012 to 2014. From 2008 to 2012, Ms. Wittman served as Executive Vice President and Chief Financial Officer of Marsh & McLennan Companies, a global professional services firm. Prior to Marsh & McLennan, Ms. Wittman held a number of other senior finance roles. Ms. Wittman has served as a member of the board of directors for American International Group, Inc. since 2023. Ms. Wittman serves on the board of directors of Impossible Foods Inc., a privately held sustainable foods company, and is the audit committee chair. Since 2021, Ms. Wittman has also served as a member of the board of directors of Oscar Health and as its audit committee chair. From 2014 to 2019, Ms. Wittman was a member of the board of directors of Ulta Beauty, a cosmetics and beauty supply retailer, and served on its audit committee. She also served as a member of the board of directors of Sirius XM Holdings from 2011 to 2018.

Director Qualifications

Ms. Wittman brings to the board extensive global business, finance, executive, and technology experience through her roles at various global technology and retail companies.

Other Current Public Directorships:
- Oscar Health, Inc. (since IPO in 2021)
- American International Group, Inc. (since 2023)

Committees or Subcommittees:
- Audit (Chair)
- Cybersecurity

Retiring Director



TIMOTHY ARMSTRONG

Age **52**
Director since: **2013**
Independent

Skills & Expertise


Career Highlights

Mr. Armstrong is Founder and CEO of Flowcode/the dtx company, a direct to consumer enablement company he established in 2019. From 2009 to 2018, Mr. Armstrong served as the Chairman and Chief Executive Officer of AOL as well as the CEO of Oath (Verizon's media brand portfolio, including Yahoo! and AOL) after Verizon's acquisition of AOL in 2015. From 2000 to 2009, Mr. Armstrong served as President, Americas Operations and Senior Vice President of Google Inc. Before joining Google, Mr. Armstrong served as Vice President of Sales and Strategic Partnerships for Snowball.com and as Director of Integrated Sales and Marketing at Starwave's and Disney's ABC/ESPN Internet Ventures. Mr. Armstrong serves on the board of Flowcode/the dtx company and Wheels Up, an aviation company. Mr. Armstrong is the chairman of the Board of Trustees at Greenwich Academy and also serves as a trustee of the USA Olympic and Para-Olympic Foundation.

Director Qualifications

Mr. Armstrong brings to the board extensive experience and expertise in global internet businesses, sales and marketing, and the interactive direct-to-consumer industry.

Other Current Public Directorships:
- None

Committees or Subcommittees:
- Compensation

 Leadership    Finance    Global Business    Human Resources    Technology    Sales and Marketing    Travel

Our Governance Framework

We and our Board operate under corporate governance principles that are designed to maximize long-term stockholder value, align the interests of the Board and management with those of our stockholders, and promote ethical conduct among our directors and employees.

A copy of our Corporate Governance Principles is available on our corporate website at www.bookingholdings.com. Our Corporate Governance Principles include:

✓ A majority of the Board must consist of independent directors. See *Director Independence* beginning on page 33.

✓ The CG Committee reviews and concurs annually on a CEO succession plan. See *Corporate Governance Committee* on page 32.

✓ The Board and each committee can hire its own outside advisors.

✓ The independent directors have at least two regularly scheduled meetings each year.

✓ The Compensation Committee, meeting without our CEO present, evaluates our performance and the performance of our CEO and recommends to the Board the compensation of our CEO.

✓ We maintain stock ownership guidelines for directors and executive officers. See *Stock Ownership Guidelines* on page 68 and *Non-Employee Director Stock Ownership Guidelines* on page 91.

✓ The Board appoints a Lead Independent Director if the Chair is not independent or as the Board deems appropriate. See *Leadership Structure* on page 26.

Leadership Structure

The Board does not have a policy regarding the separation of the roles of CEO and Chair of the Board as the Board believes that it is in the best interests of the Company and our stockholders to make that determination from time to time. The Board has determined that separation of the roles of CEO and Chair is currently in the best interests of the Company and our stockholders.

Robert J. Mylod, Jr. has been serving as the Chair of the Board since June 2020. In light of Mr. Mylod's previous experience as an executive of our Company and the resulting familiarity with our operations, he provides an important connection between the Board's non-executive directors and management and provides valuable advice to and oversight of the Company's CEO. Although Mr. Mylod is an independent director, the Board has determined that it is in the Company's best interest to maintain the position of Lead Independent Director. Mr. Noski has been serving as the Company's Lead Independent Director since June 2020.

Role of the Board Chair



ROBERT J. MYLOD, JR.

CHAIR OF THE BOARD

- preside at and lead meetings of the Board and stockholders;
- together with the Lead Independent Director, set and approve the Board's agenda in consultation with the CEO;
- lead and manage the business of the Board, providing clear direction and focus for the activities of the Board;
- provide input to the Compensation Committee regarding the performance of the CEO and to the CG Committee regarding the performance of directors and new candidates to join the Board;
- develop a close and effective working relationship with the CEO; and
- on a case-by-case basis and where appropriate, if requested by major stockholders, be available for consultation and direct communication with such stockholders.

Role of the Lead Independent Director



CHARLES H. NOSKI

LEAD INDEPENDENT DIRECTOR

- call, set the agenda for, and lead meetings and executive sessions of the independent directors;
- together with the Board Chair, set and approve the Board's agenda in consultation with the CEO;
- from time to time as he deems necessary or appropriate, consult with the Board Chair and the CEO as to the quality, quantity, and timeliness of the flow of information from management that is necessary for the independent directors to perform their duties effectively;
- provide input to the Compensation Committee regarding the performance of the CEO and to the CG Committee regarding the performance of directors and new candidates to join the Board;
- on a case-by-case basis and where appropriate, if requested by major stockholders, be available for consultation and direct communication with such stockholders; and
- authorize the retention of outside advisors and consultants that report directly to the Board.

Other Select Policies and Practices

We do:

✓ *Code of Ethics.* We have adopted a code of ethics that we refer to as our "Code of Conduct" and we require all directors, executive officers, and employees to adhere to it in discharging their work-related responsibilities. A copy of our Code of Conduct is available on our corporate website at www.bookingholdings.com.

✓ *Annual Meetings.* At each annual meeting of stockholders, stockholders have the ability to vote on matters presented at the meeting, including the annual election of all of our directors.

✓ *Special Meetings.* If important matters arise between annual meetings of stockholders, our certificate of incorporation provides that the Chair of the Board, the Vice Chair of the Board (if any), the CEO, the Board, or stockholders holding at least 25% of our shares may call a special meeting of stockholders. If properly called, a special meeting of stockholders would provide all stockholders an opportunity to debate and vote on matters outside the annual meeting cycle.

✓ *Written Consent.* If important matters arise between annual meetings of stockholders, our certificate of incorporation provides that the Chair of the Board, the Vice Chair of the Board (if any), the CEO, the Board, or stockholders may act by written consent in lieu of a meeting, provided that the holders of no less than 25% of the outstanding shares of the Company's common stock first request that the Board establish a record date for stockholders for such action by written consent.

✓ *Majority Vote Standard.* We have a majority vote standard in uncontested elections of directors, which means that directors are required to tender their resignation unless they receive the support of a majority of votes cast.

✓ *Proxy Access and Stockholder Nominees.* Stockholders have the opportunity to nominate individuals for election to the Board pursuant to our By-Laws and Delaware law and, in accordance with our By-Laws, to include nominees in our proxy statement. Our stockholder-approved proxy access By-Law provides that:
- any stockholder or group of stockholders holding at least 3% of our outstanding common stock,
- continuously for at least 3 years,
- can include in our proxy statement nominees for up to 25% of our Board for election at an annual stockholders' meeting.

✓ *Annual Advisory Vote on Executive Compensation.* The Board has implemented and our stockholders have approved an annual stockholder advisory vote on executive compensation, which means that stockholders have the opportunity to provide feedback on our executive compensation practices annually.

✓ *Lead Independent Director.* We have a Lead Independent Director with a set of defined responsibilities. See *Leadership Structure* and *Communications with the Board of Directors* on pages 26 & 34.

✓ *Stock Ownership Guidelines.* The Board has adopted stock ownership guidelines for executive officers and non-employee directors. See *Stock Ownership Guidelines* on page 68 and *Non-Employee Director Stock Ownership Guidelines* on page 91.

We do not:

✗ *Rights Plan.* We do not have a stockholder rights plan, sometimes referred to as a "poison pill."

✗ *Supermajority Voting Provisions.* We do not have any supermajority voting provisions in our certificate of incorporation or our By-Laws.

✗ *Classified Board.* We do not have a classified board of directors. All directors are elected by the stockholders each year.

Our Board's Role in Company Strategy

The Board is elected by and accountable to the stockholders and is responsible for our strategic direction and oversight of management.

Our Strategy

We focus on relentless innovation and execution and a commitment to serve both consumers and partners with unmatched service and best-in-class technology. We believe that global travel bookings will generally continue to grow while shifting from traditional offline to online channels like ours. We aim to capture online growth and be the world leader in online travel and related services through a strategy of:



1	2	3	4
LEVERAGING TECHNOLOGY TO PROVIDE CONSUMERS WITH THE BEST EXPERIENCE	PARTNERING WITH TRAVEL SERVICE PROVIDERS AND RESTAURANTS TO OUR MUTUAL BENEFIT	OPERATING MULTIPLE BRANDS THAT COLLABORATE WITH EACH OTHER	INVESTING IN PROFITABLE AND SUSTAINABLE GROWTH

The Board oversees the formulation and implementation of our strategy. The Board and management meet annually to review the state of our operating markets, analyze our competitive position, measure our performance against our strategy, and evaluate and adjust our strategy. While management takes the lead in preparing background materials and proposes the going-forward strategic direction for Booking Holdings, the Board plays an active role in overseeing our strategy. In particular, our Chair and Lead Independent Director work closely with management in advance of the meeting to prepare and approve the agenda for the meeting and to consult on the strategy to be proposed by management. Between these annual strategy meetings, management reports to the Board regularly on our implementation of the strategy and our progress toward reaching our strategic goals, and the Board discusses with management whether adjustments should be made in light of any changes in our Company, markets, competitors, or otherwise. In addition, the Board meets regularly in executive session without management to discuss our performance and strategy.

Board's Role in Risk Oversight

The Board and Audit Committee review our key risks at least annually. Our internal audit function, with primary oversight by the Audit Committee, identifies and assesses the key risks facing the organization across functions and regions. The Board and committees are responsible for risk oversight and regularly review risk mitigation initiatives, while management is responsible for executing our risk management policies. Division of oversight responsibility relating to specific risks among the committees and the role of management is described below.



BOARD OF DIRECTORS

The Board is responsible for providing advice and oversight of Booking Holdings's strategic and operational direction and overseeing its executive management to support the long-term interests of the Company and its stockholders.

AUDIT COMMITTEE

Oversees:

- risk assessment and processes generally;
- internal control over financial reporting;
- risk management related to hedging activities, investments, and use of derivative instruments;
- general operational, business continuity, legal, regulatory, and compliance risks; and
- delegation to the Cybersecurity Subcommittee, which periodically reports to the Audit Committee, oversight responsibilities for risk management processes related to cybersecurity, data protection and security, privacy, and major financial systems transformation projects.

CYBERSECURITY SUBCOMMITTEE

Oversees:

- cybersecurity program, including security policies, controls, and preparedness;
- privacy and data protection risk exposures; and
- risks and benefits of major financial systems transformation projects.

See Cybersecurity & Privacy on page 38 for more information.

COMPENSATION COMMITTEE

Oversees:

- risks related to compensation programs;
- risks related to human capital management; and
- our compensation policies and practices, including those applicable to our NEOs.

See Compensation Risk Assessment on page 92.

CORPORATE GOVERNANCE COMMITTEE

Oversees:

- risks related to the composition of our Board, including ensuring that we have Board members with the appropriate mix of qualities and availability to effectively oversee our business and fulfill the duties of the Board and each committee;
- our corporate governance practices, including our sustainability policies and practices; and
- the development, improvement, and review of our Code of Conduct.

MANAGEMENT

Oversees:

The Company has a management-level risk committee tasked with ensuring risks are properly managed or mitigated and aligning strategic objectives with an appropriate level of risk tolerance designed to maximize business success.

Our internal audit and compliance functions also meet with the Audit Committee regularly, including in executive sessions without other members of management present, to report on their areas of responsibility.

On a quarterly basis, members of management with responsibility for cybersecurity and related risk areas meet with the Cybersecurity Subcommittee on risk management activities and efforts. As part of our risk mitigation strategy, we require that all employees across Booking Holdings complete certain annual training including information security awareness training.

Board Committees

Our Board has three standing committees: an Audit Committee, a Compensation Committee, and a Corporate Governance Committee. Each committee has a written charter available at www.bookingholdings.com. In addition, the Audit Committee has delegated certain of its responsibilities to a newly-formed Cybersecurity Subcommittee.

Audit Committee

The Audit Committee's responsibilities include:

- overseeing and reviewing our consolidated financial statements, accounting practices, and related internal controls;

- overseeing and making all decisions relating to our relationship with our independent registered public accounting firm;

- overseeing our internal audit function;

- establishing procedures for the submission, receipt, and treatment of complaints or concerns regarding accounting or auditing matters;

- reviewing and approving all related party transactions (defined as transactions required to be disclosed by Item 404 of the U.S. Securities and Exchange Commission (the "SEC") Regulation S-K); and

- acting as our primary risk oversight committee, including by overseeing our compliance program and risk management efforts generally, as well as our major financial risk exposures.

The Board has determined that each member of the Audit Committee is an independent director based on The Nasdaq Stock Market's ("Nasdaq") listing rules and also satisfies the SEC's additional independence requirements for members of audit committees.

MEMBERS

- Vanessa A. Wittman **(Chair)**
- Mirian M. Graddick-Weir
- Charles H. Noski
- Nicholas J. Read

 Nine meetings in 2022

 Report on page 95

 "Audit Committee Financial Experts":
  - Charles H. Noski
  - Nicholas J. Read
  - Vanessa A. Wittman

Cybersecurity Subcommittee of the Audit Committee

The Cybersecurity Subcommittee's responsibilities include:

- oversight of the Company's cybersecurity program, including security policies, risk management, the results of any third-party assessments of the Company's cybersecurity program, crisis preparedness, and recovery capabilities;

- oversight of privacy and data protection risk exposures, including the steps management has taken to monitor and mitigate such exposures;

- monitoring significant regulatory requirements, policy developments, best practices, and proxy advisory firm policies relating to cybersecurity, privacy, and data protection; and

- reviewing the risks and benefits of major financial technology systems transformation projects and the progress of such projects.

MEMBERS

- Larry Quinlan **(Chair)**
- Nicholas J. Read
- Vanessa A. Wittman

 Formed in March 2023 and held its first meeting in April 2023

Compensation Committee

The Compensation Committee's responsibilities include:

- setting, or recommending to the Board for determination, the compensation of our CEO;

- reviewing and approving the compensation of our other NEOs;

- engaging with the Company's stockholders regarding the compensation paid to our executives, compensation program design, and related matters, and incorporating appropriate feedback;

- reviewing policies, programs, and initiatives related to human capital management, including with respect to promoting diversity, inclusion, and belonging, company culture, employee engagement and talent recruitment, development, and retention;

- administering employee benefit plans, including incentive compensation plans and equity-based plans;

- recommending to the Board for approval compensation plans for non-employee directors;

- making recommendations to the Board with respect to the adoption of incentive compensation plans and equity-based plans;

- reviewing and approving succession plans for senior management personnel (other than the CEO, which is the responsibility of the CG Committee); and

- overseeing risks related to compensation programs. See *Compensation Risk Assessment* on page 92 for additional details.

The Board has determined that each member of the Compensation Committee is an independent director based on Nasdaq's listing rules and additional requirements for members of compensation committees. The Compensation Committee has the authority to appoint and dismiss its advisors and compensation consultants and approve their compensation. These advisors report directly to the Compensation Committee. The Compensation Committee has retained Semler Brossy ("Semler") as its outside compensation consultant. While Semler reports to the Compensation Committee, the Compensation Committee authorized Semler to communicate and work with management with respect to the compensation planning process.

MEMBERS

- Mirian M. Graddick-Weir **(Chair)**

- Timothy Armstrong (retiring)

- Robert J. Mylod, Jr.

- Lynn Vojvodich Radakovich

- Sumit Singh (nominated)

 Six meetings in 2022

 Report on page 69

Corporate Governance Committee

The CG Committee regularly evaluates the composition of the Board, including the skills, diversity, and experience of directors, in light of our changing business needs and challenges. The CG Committee considers qualified director candidates with certain skills, experience, or other desirable traits in connection with a vacancy on the Board. The CG Committee also has primary responsibility for oversight of sustainability matters. The CG Committee oversees the establishment and implementation of our corporate governance standards, practices, and policies. The CG Committee's responsibilities include:

- identifying individuals believed to be qualified to become Board members, consistent with criteria approved by the Board (which are set forth in our Corporate Governance Principles and the CG Committee's charter and described above in *Identifying Director Candidates* on page 18), and selecting, or recommending to the Board, the nominees to stand for election as directors at the annual meeting of stockholders;

- identifying and recommending that the Board appoint directors to fill vacancies on any Board committee (including the CG Committee);

- assessing whether candidates to join the Board would be "independent" under Nasdaq's listing rules;

- establishing procedures to receive prompt notification of changes in a director's circumstances that may affect their qualifications or independence as a director and reviewing such information and making recommendations as deemed appropriate;

- regularly evaluating and, as appropriate, recommending to the Board any modifications or enhancements to the Corporate Governance Principles;

- reviewing and concurring on a succession plan for the Chief Executive Officer, both in emergency situations and in the ordinary course of business;

- at least annually, reviewing our Code of Conduct and Stockholder Communications Policy and their effectiveness;

- periodically reviewing our policies and practices relating to sustainability, including environmental, social, and governance matters, and approving our annual sustainability report, and related matters; and

- designing a process for the Board to conduct a self-evaluation at least annually.

The Board has determined that each member of the CG Committee is an independent director based on Nasdaq's listing rules. The CG Committee approved and recommended to our Board the eleven director nominees standing for election at the Annual Meeting.

MEMBERS

- Charles H. Noski **(Chair)**
- Wei Hopeman
- Thomas E. Rothman
- Lynn Vojvodich Radakovich

 Five meetings in 2022

Director Independence

Our independence guidelines outlined in the Corporate Governance Principles conform to Nasdaq's listing rules for independence requirements and the rules of the SEC. For each of 2023 and 2022, the CG Committee recommended to the Board, and the Board determined, that each of the nominees for election to the Board at the Annual Meeting other than Mr. Fogel is an "independent director" based on Nasdaq's listing rules, the SEC rules, and our Corporate Governance Principles.

In making its independence determination, the CG Committee and the Board considered ordinary course transactions or relationships between the Company and certain entities affiliated with directors, which the Board determined are not material to our Company, the directors, or the companies with which the directors are associated. In particular, the Board and the CG Committee took into account the following transactions or relationships:

- Mr. Mylod serves as a director at Evolve Vacation Rentals, Inc., which paid us commissions on accommodation reservations.
- Mr. Noski serves as director at Hewlett Packard Enterprise, from which we purchased computer products and data center services.
- Mr. Quinlan serves as director at ServiceNow, from which we purchased a license subscription; Jones Lang LaSalle, to which we paid fees for small real estate-related projects; and Sonatype, from which we purchased software licenses. Also, Mr. Quinlan was previously employed by Deloitte & Touche LLP, the Company's independent registered public accounting firm, including as a Principal and Global Chief Information Officer. He retired and disassociated from Deloitte in 2021.
- Mr. Read served during 2022 as CEO and director of Vodafone Group, from which we purchased communication services and internet bandwidth.
- Mr. Rothman is Chairman and CEO of Sony Pictures Entertainment Motion Picture Group, from which we purchased a music copyright license.
- Ms. Vojvodich Radakovich serves as director at Dell Technologies, from which we purchased computer hardware and software, and Figma, from which we purchased software licenses.
- Ms. Wittman serves as director of American International Group, Inc., from which we purchase corporate insurance policies through a broker.

For each transaction described above, the amount of payments made and received by each entity represented an immaterial percentage of the Company's and the other entity's revenues. The Board and the CG Committee concluded that all such transactions have been conducted on an ordinary course, arm's-length basis and do not interfere with the exercise of independent judgment by the relevant directors. The Board and CG Committee also considered Mr. Quinlan's prior employment with Deloitte and concluded this prior relationship would not interfere with Mr. Quinlan's exercising independent judgment as a director on our Board.

Certain Relationships and Related Person Transactions

Review and Approval or Ratification of Related Person Transactions

The Audit Committee, pursuant to a written policy, reviews all relationships and transactions in which we participate and in which any related person has a direct or indirect material interest and the transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. Our legal staff is primarily responsible for gathering relevant information from our directors and executive officers. Related person transactions are generally identified in:

- questionnaires annually distributed to our directors and executive officers;
- certifications submitted annually by our executive officers and directors related to their compliance with our Code of Conduct;
- communications made directly by the related person to management; and
- periodic internal reviews by management.

As required under SEC rules, transactions in which we participate and in which any related person has a direct or indirect material interest and the amount involved exceeds $120,000 are disclosed in our proxy statement. The Audit Committee reviews and approves or ratifies any such related person transaction. In the course of its review and approval or ratification of a disclosable related party transaction, the Audit Committee considers:

- the nature of the related person's interest in the transaction;

- the material terms of the transaction, including, without limitation, the amount and type of transaction;

- the importance of the transaction to the related person;

- the importance of the transaction to us;

- whether the transaction would impair the judgment of a director or executive officer to act in our best interests; and

- any other matters the Audit Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction. This process is included in our Corporate Governance Principles, which is available at www.bookingholdings.com.

Board Practices and Procedures

Communications with the Board of Directors

Stockholders may contact any of our directors, a committee of the Board, non-employee or independent directors as a group, or the Board as a whole by writing to them c/o Office of the General Counsel, Booking Holdings Inc., 800 Connecticut Avenue, Norwalk, Connecticut 06854. Stockholders should state in such communication how many shares of our common stock they own as of the date of their communication. Communications received in this manner by the Board will be initially reviewed and logged by our Corporate Secretary and then periodically, and at least quarterly, forwarded to the Chair of the Board and the Lead Independent Director, if there is one, and/or the Chair of the CG Committee.

Board of Director Attendance

Regular meetings of the Board are generally held six times per year and special meetings are scheduled when necessary. The Board held eight meetings in 2022. For 2022, all directors attended at least 75% of the meetings of the Board and the committees of which they were members held while they were serving on the Board and any such committees.

Attendance at Annual Meetings

We expect directors to attend our annual meetings of stockholders. All eleven members of the Board who were director nominees at our 2022 annual meeting of stockholders attended the 2022 meeting.

Compensation-related Corporate Governance

See *Compensation Governance Matters* on page 68 for our various compensation-related corporate governance policies and practices, including policies regarding compensation clawbacks, 10b5-1 plans, and hedging and pledging of securities.

Director Orientation and Continuing Education

New directors participate in our director orientation program, which includes in-depth sessions devoted to director fiduciary obligations, our Company's strategy and operations, and introductions to key members of management, among other topics. Topics are tailored based on the director's committee membership(s) and background.

We encourage directors to attend corporate governance and other director workshops to further develop their expertise and stay abreast of issues relevant to their service on the Board. Our policy is to reimburse directors for the costs of attending such programs. In addition, our Board and committees regularly invite outside experts to present to them on a variety of topics, which have included developments in corporate governance and key areas of risk management such as cybersecurity and privacy issues.

Sustainability

> *Our approach to sustainability is a natural extension of our mission to make it easier for everyone to experience the world.*
>
> *We further our mission of making it easier for everyone to experience the world by staying committed to our values and providing excellent services to our customers. Our organizational values are:*
>
> - *Experiences of every kind, for everyone*
> - *Absolute integrity*
> - *Relentless innovation*
> - *Diversity gives us strength*
> - *The sum is greater than our parts*
>
> *For more information, visit our sustainability web page at www.bookingholdings.com/sustainability.*

Sustainable Travel

We have a responsibility to help ensure the world remains worth experiencing and to promote a more sustainable travel industry — culturally, environmentally, and socioeconomically. The CG Committee is tasked with oversight of our sustainability practices and policies, including environmental, social, and governance matters. In addition, management has a Sustainability Steering Committee dedicated to monitoring and driving progress toward our sustainability objectives. Our sustainability strategy is anchored by three pillars: (1) operate our business sustainably and build a culture of sustainability, (2) make it easier for travelers to make sustainable travel choices, and (3) catalyze sustainable travel growth through external collaboration.

Operating our business sustainably and building a culture of sustainability

In 2022 we became the first global online travel company to launch a Climate Action Plan, which outlines our scope 1, 2, and 3 emissions reductions targets and timelines. This year, we started reporting on our progress toward meeting these goals in our annual Sustainability Report and announced an additional goal to have more than 50% of our bookings made on more sustainable offerings in 2027. In addition, to continue to build a culture of sustainability, we have launched a Climate Awareness and Education Virtual Learning Program at Booking.com that is accessible to all employees, including our leadership team.



We maintained **carbon neutrality** in our operations in 2022. In 2022, we conducted a data center sustainability maturity assessment of our data center footprint.



In offsetting operational emissions, we purchased **Gold Standard and Verified Carbon Standard** certified projects that contribute to the long-term sustainability of the industry.



We are transitioning to **100% renewable electricity** across our offices supported in part by the purchase of energy attribute certificates (EACs).



Our **Travel Sustainable badge,** a global, first of its kind, and independently validated recognition program, expanded across our relevant brands. As of December 31, 2022, over 400,000 properties have had the impact of their sustainability practices validated through the program.

Making it easier for travelers to make sustainable travel choices

Together with our travel provider partners we are on a journey to increase sustainable travel through our Travel Sustainable program. The program includes educational resources and features that make it easier for travelers to discover and book properties that follow sustainable practices.

- The program's flagship initiative, the Travel Sustainable badge for accommodations, expanded across our relevant brands in 2022. This badge identifies properties that follow sustainable practices and provides our consumers with information to make more sustainable choices when they travel. As of December 31, 2022, over 400,000 properties listed on our brand platforms have a Travel Sustainable badge. The Travel Sustainable program was shortlisted for the Skift IDEA awards in the "Change Maker" category for Sustainability.

- Consumers using Booking.com, KAYAK, and Priceline can now filter for electric and hybrid rental cars. Priceline has experienced a significant increase in electric vehicle rentals through expansion of its electric vehicle fleet of car rental providers. Further, at Booking.com, we have included emissions information when booking a flight and expanded our rides capabilities to include electric taxis.

- KAYAK expanded its flights Less CO_2 sorter to all of its markets.

Catalyze sustainable travel growth through external collaboration

We advocate for a more sustainable industry through thought leadership and partnerships across our brands.

- In 2022, Booking.com surveyed 30,000 travelers and over 3,000 accommodation providers about sustainable travel to learn more about how our consumers and partners view sustainable travel options.

- Agoda teamed up with the Global Sustainable Tourism Council (GSTC), which establishes and manages global standards for sustainable travel and tourism, in order to provide sustainability training for hotel professionals in Singapore and Taiwan. The long-term goal is to support hotels in receiving sustainability certification from the certification bodies accredited by GSTC and inclusion into the Travel Sustainable program. Agoda and GSTC sponsored 80 hotel professionals to participate in "Sustainable Hotels" courses which provide them with the knowledge and skills to improve their sustainability practices.

- Booking.com is a founding partner of the Travalyst coalition, a nonprofit organization that is convening a global alliance of leading travel and tourism providers. In 2022, the coalition continued its alignment on the Travel Sustainable methodology and additionally released a methodology for calculating the emissions of the aviation sector that can be used by all coalition members.

You can find more information on our sustainability efforts in our 2022 Sustainability Report, as well as our Climate Action Plan, at www.bookingholdings.com/sustainability.

Diversity, Inclusion & Belonging

Our commitment to diversity, inclusion, and belonging means honoring all experiences, valuing all voices, and leading with empathy on our journey to become a more inclusive company. We aspire for our Company to reflect the dynamic populations of our customers and the destinations we help people visit. We believe that our Company, our stockholders, our customers, and our employees all benefit from our commitment to inclusive leadership in all aspects of our Company.

Leadership at the Top

- The Compensation Committee is tasked with oversight of human capital management, including diversity, inclusion, and belonging, company culture, employee engagement and talent recruitment, development, and retention.
- The CG Committee considers diversity, including viewpoints, backgrounds, experience, gender, race and ethnicity, or national origin, as a factor in recommending persons for election or appointment to the Board.
- Management has a Diversity, Inclusion, & Belonging Steering Committee that includes diversity and inclusion experts as well as business and functional leaders, and oversees efforts by brands and their management teams to cultivate a diverse and inclusive environment across the company.

36%	4 of 11	2/3
OF THE BOARD ARE WOMEN*	DIRECTORS RACIALLY OR ETHNICALLY DIVERSE*	BOARD COMMITTEE CHAIRS ARE WOMEN*

Our Employee Community

- The Company's Consolidated EEO-1 Report for employees in the United States (which represents approximately 15% of our workforce as of December 31, 2022) can be found at www.bookingholdings.com/about/eeo/. Certain jurisdictions, particularly outside the United States, present challenges to tracking employee racial or ethnic demographics for legal or privacy reasons.
- As part of our ongoing inclusivity efforts, we continue to explore options that might allow the collection of data voluntarily on a global scale. For example, our brands include diversity and inclusion questions in annual employee engagement surveys to gauge our inclusivity progress.
- We have a multitude of diversity resource groups for employee communities including: LGBTQ+; gender equality; differing physical abilities and neurodiversity needs; veterans; and Black and persons of color.
- We have invested in a robust inclusive leadership training program and unconscious bias training for our leaders with plans to cascade these initiatives further into the organization.
- We are committed to pay equity, regardless of gender, race or ethnicity. With the help of an independent compensation consultant, we conduct pay equity studies every other year and in the off years, we work on remediation plans to address outliers.

47%	25%	31%
OF EMPLOYEES ARE WOMEN	TECH POSITIONS ARE FILLED BY WOMEN	EXTENDED LEADERSHIP TEAM ARE WOMEN**

Supporting a Diverse Industry

- In 2023, Booking Holdings plans to implement a formalized Vendor Diversity Program aimed at institutionalizing a process to actively include diverse vendors into sourcing and procurement opportunities.
- We partner with external organizations, such as Catalyst, Workplace Pride, Everywoman, and Headspace to further advance diversity, inclusion, and belonging initiatives, and provide training and resources.

*   *Assuming all director nominees are elected.*
**   *The Extended Leadership team includes vice presidents and above for all brands except Booking.com, which includes senior directors and above due to a greater number of employees.*

America's Most JUST Companies 2023	Diversity Leaders 2022 (Booking.com)	90/100 on the Corporate Equality Index
JUST Capital	Financial Times	Human Rights Foundation

Cybersecurity & Privacy

We believe that managing cybersecurity, privacy, and data protection and security risk is a vital part of our responsibilities to our customers, partners, and employees, and have built a comprehensive governance structure for these matters.

Oversight Structure

- The Cybersecurity Subcommittee, which is composed entirely of independent directors, reports to the Audit Committee and has primary oversight of cybersecurity, data protection and security, and privacy risks.

- The Cybersecurity Subcommittee was formed in March 2023 and had its first meeting in April. It oversees management's efforts and processes to identify, assess, manage, and monitor significant cybersecurity and privacy risks, and reports periodically on these matters to the Audit Committee and Board.

- Twice a year the Board receives an update from members of management, including our Chief Information Security Officer, Chief Privacy Officer, and others with responsibility for cybersecurity, privacy, data protection and security, and/or technology risks.

- Our internal audit function conducts an assurance process on the effectiveness of our cyber and privacy programs.

Cybersecurity Framework

- We have structured our cybersecurity program to align with the National Institute of Standards and Technology Cybersecurity Framework. Our cybersecurity program, which has been adopted by all of our brands, is independently assessed by a third party as part of the Company's enterprise risk management. The conclusions of such assessment are discussed with our Audit Committee and our Board.

Privacy

- Our privacy program is built upon the Privacy Principles set out in our Code of Conduct: transparency, purpose, control, security, embedded privacy, and accountability. We reinforce these principles and expectations in employee responsibilities through our Protecting Personal Data Policy.

- We are committed to protecting personal data through privacy programs that endeavor to meet the standards set and monitored by our Global Privacy Team. The Chief Privacy Officer, together with brand-level privacy leaders, form the Global Privacy Advisory Council and jointly monitor internal and external risks and align strategies to mitigate and/or remediate risks.

Continuous Employee Education

- We require that all employees complete annual information security awareness training.

- We use a multichannel and multi-format approach to security and privacy training to maintain privacy focus and compliance. This training provides recurring data protection updates and subject matter expertise on personal data protection.

- We have a Security Ambassadors Program to foster a security-focused culture for a safe, secure, compliant, and trustworthy business environment. Security Ambassadors are employees who act as an extension of the Security and Fraud Department for security advocacy.

- We also conduct phishing tests and conduct specialized training such as secure coding training for our developers.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of March 31, 2023 by (1) each person known by us to be the beneficial owner of more than 5% of our common stock; (2) each member of the Board and each of our director nominees; (3) each of our NEOs in the *Summary Compensation Table* on page 70 of this proxy statement; and (4) all directors and executive officers as a group. The percentage of shares owned is based on 37,212,219 shares outstanding as of March 31, 2023.

Name of beneficial owner	Shares beneficially owned[a]	
	Number	Percent
Robert J. Mylod, Jr.	2,580	*
Timothy Armstrong[b]	1,072	*
Glenn D. Fogel	26,822	*
Mirian M. Graddick-Weir	675	*
Wei Hopeman[c]	506	*
Charles H. Noski[d]	1,072	*
Larry Quinlan[e]	0	*
Nicholas J. Read	647	*
Thomas E. Rothman[f]	1,073	*
Sumit Singh[g]	220	*
Lynn Vojvodich Radakovich[h]	768	*
Vanessa A. Wittman	541	*
David Goulden	9,438	*
Peter J. Millones	9,365	*
Paulo Pisano	646	*
The Vanguard Group[i]	3,131,796	8.1%
BlackRock, Inc.[j]	2,531,184	6.5%
All directors and executive officers as a group (15 persons)[k]	55,425	*

* Represents beneficial ownership of less than one percent.

(a) Beneficial ownership is determined in accordance with the rules of the SEC and includes sole or shared voting and investment power with respect to securities, except as discussed in the footnotes below. Shares of common stock issuable (i) upon the exercise of stock options that are currently exercisable or exercisable within 60 days after March 31, 2023 and (ii) upon vesting of restricted stock units or performance share units that vest by their terms within 60 days after March 31, 2023, are deemed to be outstanding and to be beneficially owned by the person holding such stock options, restricted stock units and/or performance share units for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Certain directors have elected to defer receipt of shares of common stock pursuant to vested restricted stock unit awards for tax planning purposes. However, depending on the terms of the deferral program in place at the time of the deferral, if the director does not have the right to receive the shares until more than 60 days after termination of board service, those shares are not included in the above table even though the director has vested in the shares and bears the economic risk of ownership.

(b) Does not include 755 vested shares the receipt of which has been deferred by Mr. Armstrong for tax planning purposes (such shares will be issued to Mr. Armstrong 90 days after termination of his Board service).

(c) Includes 115 shares held by a family trust.

(d) Does not include 209 vested shares the receipt of which has been deferred by Mr. Noski for tax planning purposes (such shares will be issued to Mr. Noski 90 days after termination of his Board service).

(e) Mr. Quinlan joined the Board on October 13, 2022.

(f) Does not include 755 vested shares the receipt of which has been deferred by Mr. Rothman for tax planning purposes (such shares will be issued to Mr. Rothman 90 days after termination of his Board service). Includes 1 share held by a family trust.

(g) Represents shares held by family trusts. Mr. Singh was elected to the Board on June 9, 2022.

(h) Includes 651 shares held by a family trust.

(i) *Based solely on information provided in a Schedule 13G/A filed by The Vanguard Group ("Vanguard") with the SEC on February 9, 2023. These securities are owned by Vanguard directly or through wholly-owned subsidiaries of Vanguard. Vanguard reported that it had sole voting power over 0 shares, shared voting power over 58,108 shares, sole dispositive power over 2,968,181 shares and shared dispositive power over 163,615 shares. Vanguard lists its address as 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.*

(j) *Based solely on information provided in a Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") with the SEC on February 7, 2023. These securities are owned by various institutional investors affiliated with BlackRock. BlackRock reported that it had sole voting power over 2,236,508 shares, shared voting power over 0 shares, sole dispositive power over 2,531,184 shares and shared dispositive power over 0 shares. BlackRock lists its address as 55 East 52nd Street, New York, New York 10055.*

(k) *Consists of shares beneficially owned by all of our directors and executive officers as a group. Does not include 1,719 vested shares of non-employee directors, the receipt of which has been deferred for tax planning purposes (because such shares will be issued 90 days after termination of such director's Board service).*



EXECUTIVE COMPENSATION

A Letter from the Compensation Committee to our Stockholders

Dear Fellow Stockholders,

We would like to thank you for your continued support of Booking Holdings. We remain committed to aligning our executive pay with our stockholders' interests. Our compensation philosophy is to design a program linking executive compensation to long-term value creation and positive stockholder returns, primarily through long-term forfeitable equity grants tied to the Company's financial and stock price performance. We also value the judicious use of stock-based compensation – in 2022, our stock-based compensation resulted in less than 0.7% of stockholder dilution.

Response to Say-on-Pay and Stockholder Outreach

The Compensation Committee took a proactive response following last year's approximately 32% Say-On-Pay vote result, reaching out to stockholders who collectively owned about 50% of our outstanding shares. We received significant feedback regarding both our 2022 program and our 2023 program design.

As the Chair of this Committee, I participated in many of the meetings, as did Bob Mylod, our Board Chair. We found the conversations thought-provoking and informative. We also invited two significant actively-managed stockholders, who collectively own 5% of our outstanding shares, to speak directly with our full Board. The actions described below directly respond to the feedback from these conversations.

Compensation Actions

The Committee received feedback on ensuring alignment between stockholder expectations of Company performance and goals in the plan. The Company's performance in 2022 was outstanding – we generated our highest-ever level of revenue and the highest net income among travel companies, and our stock price outperformed the S&P 500 – running ahead of targets in the plan, which had been set in the beginning of 2022 when the pandemic was still severely affecting travel. We considered in particular that the majority of investors would have preferred that the Committee applied negative discretion to the 2021 incentive payouts that exceeded targets, after positive discretion had been used in respect of the 2018 and 2019 performance share units ("PSUs") affected by the COVID-19 pandemic. In response, in 2022, the Committee decided to use downward discretion for the Named Executive Officers' ("NEOs") bonuses. Our use of negative discretion for the NEOs' bonuses was out of the ordinary and we do not intend to exercise discretion, particularly positive discretion, on an ongoing basis. We are committed to setting rigorous short- and long-term targets, taking into account stockholders' expectations. In the event we do use discretion, we think it is important to lean on objective principles to guide its use in a structured way. For 2022, our framework recalibrated the NEOs' bonuses to align with more aspirational targets in line with consensus estimates for the Company's financial performance and reduced each NEO's bonus based on achievement against those higher targets.

Our primary focus was the program design for 2023 to ensure our executive compensation is appropriately aligned with stockholder returns going forward. We considered the following feedback from our stockholders:

- Endorsement for the return of long-term targets as a preferred alternative to the one year sub-period goals in our PSU grants made during the pandemic. This also ensures there is no overlap between performance targets for the short-term and long-term incentive programs.

- Broad support for the addition of time-based components to our equity program, while maintaining long-term forfeitable PSU grants as the primary compensation vehicle.

- Positive reaction to the introduction of TSR components in recent PSU grants, including a relative TSR modifier and an absolute TSR governor.

In 2023, we have returned to our historical practice of PSUs with 3-year targets, which consistently garnered over 90% support from stockholders prior to the pandemic-related program changes. We further aligned executive compensation with stockholder returns by including both a relative TSR modifier and an absolute TSR governor in the 2023 PSUs. Through the pandemic, we learned the value of providing some restricted stock units ("RSUs") for stability, while keeping the majority of equity tied to performance goals. For 2023 we granted 25% of long-term incentives in RSUs and 75% in PSUs.[1]

Recap of 2022 and Looking Ahead to 2023

The Compensation Committee believes our outreach, the reduction of the NEOs' 2022 bonus payouts through structured negative discretion, and the design of our 2023 program based around a 3-year long-term PSU grant with TSR components demonstrate our

---

(1) Mr. Pisano's 2023 grant is comprised of 29% RSUs and 71% PSUs as part of his transition to the other NEOs' compensation model.

responsiveness to and alignment with stockholders. We remain committed to responsible stewardship of our Company's executive compensation programs, ensuring they attract, motivate, and retain top executives to enhance stockholder value.

The Committee is pleased with the performance of our executive officers and the Company overall over the past year. As noted above, from January 1, 2022 through April 18, 2023, Booking Holdings' stock price has been up +12.4%, while the S&P 500 has been down -12.8% during the same period. See *Company Achievements* below for more on 2022 performance.

We look forward to engaging with stockholders this spring. Thank you again for your continued support and investment in our Company.

Mirian M. Graddick-Weir, Chair

Timothy Armstrong

Robert J. Mylod, Jr.

Lynn Vojvodich Radakovich

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes the goals, rationale, and key elements of our 2022 executive officer compensation program. Our NEOs, who were our only executive officers for purposes of Exchange Act Rule 3b-7 during 2022, were:

Name	Title	Age[2]	Executive Officer Since
Glenn D. Fogel	Director, President, and Chief Executive Officer Chief Executive Officer, Booking.com	61	2011
David Goulden[1]	Executive Vice President and Chief Financial Officer	63	2018
Peter J. Millones	Executive Vice President and General Counsel	53	2001
Paulo Pisano	Executive Vice President and Chief Human Resources Officer	49	2021

1   The Company announced that Mr. Goulden will be retiring from his role as Chief Financial Officer pending the expected hiring of a successor by March 2024.
2   Age as of March 31, 2023.

Executive Summary

Our response to Say-on-Pay

We were disappointed with the results of the say-on-pay proposal at the 2022 Annual Meeting and responded proactively. We reached out to stockholders that collectively owned approximately 48% of our shares and engaged 14 of our top 30 stockholders, including seven of our top ten. The Compensation Committee Chair and Board Chair joined several of these meetings to hear from and constructively engage with stockholders directly, primarily in regard to how we could better align executive compensation with stockholder expectations. See *2022 Say-on-Pay Advisory Vote and Stockholder Engagement* for more information. These discussions led the Compensation Committee to:

● exercise negative discretion for each NEO's 2022 annual bonus, using a structured approach that balances our outstanding 2022 financial and stock price performance with stockholder expectations for performance targets;

● incorporate program features implemented during pandemic-affected periods that stockholders expressed support for, including the addition of a time-based equity component to make the program more resilient, and a relative TSR modifier and an absolute TSR governor in our PSU awards; and

● design a 2023 compensation program that links executive compensation to long-term value creation and positive stockholder returns, primarily through long-term forfeitable equity grants tied to Company financial and stock price performance over three years, which pay out the maximum only if the Company outperforms expectations and our total stockholder return is positive.

Company Achievements

In 2022, the Company rebounded from the COVID-19 pandemic faster than expected, with a record number of room nights booked and its highest-ever gross bookings and revenue. The Company had the highest net income among travel companies and its stock price outperformed the S&P 500. It achieved these milestones despite travel restrictions remaining in place in many parts of the world, a steep decline in bookings at the outset of the year as a result of the Omicron surge, and the ongoing impact of the Russian invasion of Ukraine, among other things.

Management focused on strengthening the Company's position through the recovery and executing on key strategic priorities, including:

- Returned $6.5 billion to stockholders;

- Reduced our total outstanding share count by 8% versus the end of 2021;

- Continued efforts to make our brands the most trusted and convenient platforms for consumers and partners;

- Continued development of our long-term Connected Trip vision and growth of our payments platform;

- Increased room nights and brand awareness in the U.S.;

- Improved loyalty programs, particularly the Genius program at Booking.com, and increased focus on value for our customers;

- Expanded our Travel Sustainable program and published our Climate Action Plan;

- Launched Rooms for Refugees at Booking.com, which assisted over 70,000 refugees displaced by the Russian invasion of Ukraine to book free and discounted rooms; and

- Continued our focus on diversity, equity, and inclusion, including continued investment in inclusive leadership and unconscious bias training.

Financial and Operating Performance



58%
Gross Bookings Increase compared to 2021

Gross bookings is a common operating and statistical metric used in the travel industry representing the total U.S. Dollar value, generally inclusive of all taxes and fees, of all travel services purchased by consumers through our online travel reservation businesses, net of cancellations.



896M
Room Nights Booked

This represents a 52% increase compared to 2021.



$17.1B
in Revenues

This represents a 56% increase compared to 2021.

EXECUTIVE COMPENSATION



$3.1B
in Net Income

This was the highest among travel companies and an increase of 162% compared to 2021.



$5.3B
in Adjusted EBITDA

This represents an 82% increase compared to 2021.



17%
stock price increase over the four-year period

On April 18, 2023, our stock price reached a twelve-month high of $2,696.68.

* See Appendix A to this proxy statement for a reconciliation of non-GAAP financial measures and rationale for use of non-GAAP financial measures.

Returning Value to Stockholders

We are committed to returning value to stockholders and to the judicious use of stock-based compensation.



RETURN OF STOCKHOLDER VALUE

In 2022, we repurchased $6.5 billion of our shares, **reducing our year-end share count by 8%** versus 2021.

In 2022, our stock-based compensation resulted in **less than 0.7% of stockholder dilution.**

In February 2023, we announced a new authorization to repurchase **$20 billion of our stock.**

Outstanding Shares

in Millions

45.6 (2018)   41.4 (2019)   41.0 (2020)   41.1 (2021)   37.9 (2022)

As of December 31

Share count reduced by

17%

since 2018

We expect to complete repurchases under our $20 billion stock repurchase authorization and our prior $4 billion authorization within the next four years.

During 2022, our stock price achieved its highest closing price of $2,703 on February 16, 2022, representing a 135% increase from the low price in 2020 of $1,152 on March 23, 2020. From January 1, 2022 through April 18, 2023, Booking Holdings' stock price has been up +12.4%, while the S&P 500 has been down -12.8% during the same period.

2022 Executive Compensation Highlights

Early 2022 Compensation Planning

- Compensation planning for 2022 was completed while the Omicron surge was causing renewed uncertainty for the health of the travel industry and the potential for new travel restrictions that could severely inhibit our business. With this context, while taking into account learnings from the Company's experience during COVID, the Compensation Committee's 2022 program design:
  - Returned to PSUs with three-year vesting periods (maintaining annual target-setting, due to the difficulty of setting accurate targets in the midst of the Omicron surge);
  - Reinforced our commitment to pay aligned with stockholder interests by implementing for the first time a total stockholder return governor that caps PSUs' vesting factor at target if absolute stockholder return is flat or negative over the course of the measurement period (the "TSR governor"); and
  - Included a relative TSR modifier that impacts PSUs based on TSR performance relative to our peers.

2022 Stockholder Outreach

- In June 2022, the say-on-pay proposal did not receive majority support from stockholders. Our Compensation Committee Chair, Board Chair, and management proactively reached out to stockholders to hear their concerns and devise an appropriate response. Stockholders:

  - Overwhelmingly favored a return to the Company's pre-pandemic focus on a long-term, forfeitable PSU award, with three-year performance goals and payouts above target occurring only as a result of outstanding financial performance and stock price appreciation;
  - Wanted to ensure that targets for the short-term incentive program and long-term incentive program did not overlap and aligned with financial performance and stock price expectations;

  - Expressed openness to the Committee choosing to exercise negative discretion, if applied in a structured, transparent manner;
  - Agreed with the addition of a time-based component to the long-term incentive program, which was introduced during the pandemic; and
  - Were enthusiastic about the continued usage of a relative TSR modifier and the addition in 2022 of the absolute TSR governor.

End of 2022 Compensation Decisions

The Company's 2022 financial results were significantly more positive than initially expected. As a result, the annual bonus pool formula would have resulted in maximum funding for bonuses, including the NEOs' bonuses, at 3 times target. However, since our 2022 compensation planning occurred when the ongoing impact of the pandemic on the Company's business was uncertain, and in response to stockholders' feedback that target setting may have been conservative relative to consensus expectations, the Compensation Committee considered that a judicious, structured use of negative discretion would be appropriate in this circumstance.

- The Compensation Committee utilized a framework recommended by the independent compensation consultant to apply downward discretion to each NEO's 2022 annual bonus. See *2022 Short-term Incentive Plan Outcomes*.

2023 Compensation Program Highlights

The Compensation Committee reflected feedback received from stockholders during the spring and fall of 2022 in the 2023 compensation program design. The 2023 program design returns certain elements long-favored by our stockholders while incorporating the Company's learnings through the COVID-19 pandemic.

- Long-term incentive program comprised of 75% PSUs and 25% RSUs.
- Return to PSUs with three year long-term targets.
- Targets for short-term annual incentive plan and long-term incentive program do not overlap.

- 2023 PSUs include rTSR modifier and absolute TSR governor, ensuring executives will not receive meaningful equity upside unless stockholders benefit from stock price appreciation.
- Adopt a new Termination Pay Policy limiting certain NEO cash severance. See *Severance Benefits*.

2022 Say-on-Pay Advisory Vote and Stockholder Engagement

We provide our stockholders with the opportunity to cast an annual advisory vote on executive compensation (a "say-on-pay" proposal). While our stockholders have historically supported our executive compensation program with approximately 91%, 95%, and 90% support in 2021, 2020, and 2019, respectively, in 2022 the say-on-pay proposal received approximately 32% support. The Board and Compensation Committee take this outcome seriously and have been focused on responding to this feedback.

We have a year-round governance and compensation-focused stockholder engagement program aimed at facilitating open communication with our stockholders. This outreach was particularly important surrounding the say-on-pay results at the Company's June 2022 annual meeting to ensure we understood stockholders' concerns and to inform our response. Our Compensation Committee Chair and Board Chair, who already had significant involvement in our outreach efforts, also increased the number and scope of their direct engagements.

WHO WE REACHED OUT TO

Spring 2022

- Outreach to **31 investors** representing **49% of outstanding shares**
- Meetings with **18 investors** representing **38% of outstanding shares**
- Director present in **6 meetings** representing **22% of outstanding shares**

Fall 2022/Winter 2023

- Full board discussion with two actively-managed stockholders, who collectively own **5% of our outstanding shares**
- Outreach to **30 investors** representing **48% of outstanding shares**
- Meetings with **18 investors** representing **31% of outstanding shares**
- Director present in **4 meetings** representing **18% of outstanding shares**

KEY ENGAGEMENT MEMBERS



(Independent Directors) (Governance & compensation team) (Investor Relations) (Sustainability)

KEY THEMES

EXECUTIVE COMPENSATION	BOARD GOVERNANCE AND OVERSIGHT	GOVERNANCE AND SUSTAINABILITY	HUMAN CAPITAL MANAGEMENT	COMPANY STRATEGY
• Say-on-pay response • Impact of COVID on program • Additional program changes under consideration	• Board refreshment • Stockholder rights	• Climate action • Human rights • Data protection	• Diversity, equity, and inclusion • Metrics disclosure	• Key strategic initiatives

WHAT WE HEARD ON COMPENSATION	WHAT WE ARE DOING TO RESPOND
 While appreciating the need to make COVID-related changes, and the increased impact of the pandemic on the Company's business, there was a desire to move past COVID adjustments.	 In 2023, our long-term incentive program has returned to three-year PSUs with three-year targets, the foundation of a program that consistently received over 90% support from our stockholders.
 Disfavored use of PSU awards with shorter than three-year vesting periods and annual targets.	 We addressed the overperformance of the 2022 annual incentive plan relative to the targets set at the beginning of 2022 with the structured exercise of downward discretion applied to our NEOs' 2022 annual bonuses. Our use of negative discretion for the NEOs' bonuses was out of the ordinary and we do not intend to exercise discretion on an ongoing basis.
 General support for an element of time-based awards as part of the overall compensation package to prevent complete forfeiture in the event of another significant macroeconomic event.	
 Many stockholders preferred the incorporation of other financial metrics within the compensation program, with a particular focus on relative and stockholder return-focused metrics.	 We balanced concerns from a minority of stockholders regarding the use of discretion by engaging with stockholders prior to making a determination regarding discretion and using a structured framework to guide its use.
 While most stockholders understood the annual incentive and long-term incentive targets were set during a time of uncertainty, they would have preferred the Committee or Board to have used discretion to adjust compensation downward once the outperformance of the 2021 program was clear, particularly given that discretion was used to adjust awards when they would have been completely forfeited once the impact of the COVID-19 pandemic became clear in 2020-21.	 Continued inclusion of an rTSR modifier that can adjust the PSU vesting factors upward or downward by 25% depending on the Company's TSR performance relative to peers.
	 PSUs also include a TSR governor that caps the vesting factor at target unless the absolute TSR of the Company is positive, to ensure that executives do not receive meaningful payouts unless we deliver positive stock price growth over the long term to stockholders.
 A minority of stockholders disfavored the use of any upward or downward exercise of discretion, on principle.	 The compensation program incorporates learnings from COVID by maintaining a time-based element with equity awards generally consisting of 25% RSUs and 75% PSUs.
 Discomfort with the quantum of stock-based executive compensation in 2021 compared to prior years.	 Incentivize top- and bottom-line growth with EBITDA and Revenue metrics along with relative metrics to align executive officer compensation with stockholder value creation.
 Requests to consider the inclusion of non-financial metrics in the short-term incentive plan, for instance relating to ESG matters, and concern that there were no individual bonus caps.	 The Committee considers individual contributions to the execution of business priorities and other non-financial goals as part of determining payouts under the short-term incentive plan.
 Opposition to the in-period COVID-related adjustments made to the 2018 and 2019 PSU grants.	 In addition to the judicious use of discretion to reduce all NEOs' 2022 annual bonuses, the Committee believes that the 2023 program design, focused on three-year PSUs with an absolute TSR governor and relative TSR modifier, ensures that executives' compensation will be aligned with positive stockholder returns.
	 The Committee believed the use of structured negative discretion to limit all NEOs' bonuses to 2 times target responded to the concerns raised by investors.
	 The Committee seeks guidance from our independent compensation consultant and reviews benchmarks against peers to determine executive pay. The quantum of NEOs' pay (including equity grants) is consistently set within a competitive range around the median of our Compensation Peer Group, excepting pandemic-affected periods.

Philosophy and Objectives

The Company's executive compensation program has consistently adhered to fundamental principles that guide the Compensation Committee's decision making while navigating external circumstances such as the COVID-19 pandemic. The Committee leverages learnings from these types of events and prioritizes feedback from stockholders to improve the compensation program while following the Company's longstanding compensation principles, including:

- **Performance-based:** executive officers should be compensated primarily on performance.
- **Alignment with interests of stockholders:** the programs should incentivize management through performance metrics that are likely to increase long-term stockholder returns and value.
- **Retention:** the programs should help us attract and retain key management talent.
- **Consistency:** the programs should be consistent over time to enable executive officers to implement a long-term strategy and reward them if they achieve long-term results.
- **Business-focused:** the programs aim to compensate executive officers primarily for their management of the business and endeavor to mitigate the impact of external factors, such as currency fluctuations.
- **Risk management:** the programs should incentivize appropriate risk taking.
- **Balance of short- and long-term performance**: unexpected macro events should not have an outsized impact on the programs.

Compensation Best Practices

The Compensation Committee continually reviews our executive officer compensation program, solicits feedback from stockholders, and seeks the advice of Semler Brossy, its independent compensation consultant, to ensure the Company's compensation practices are in the best interests of our stockholders. Our key compensation practices include:

WE DO:	WE DO NOT:
✔ Tie pay to performance.	✘ Provide change in control severance tax gross-ups.
✔ Cap the bonus pool from which senior executives' individual cash bonuses are paid.	✘ Permit stock option repricing without stockholder approval.
✔ Use "double triggers" in our severance agreements and equity awards.	✘ Provide significant executive-only perquisites.
✔ Have meaningful stock ownership guidelines.	✘ Permit hedging or pledging of our stock by our directors and executive officers.
✔ Have a clawback policy.	✘ Enter into new arrangements with executive officers that would pay cash severance in excess of 2.99 times salary and target bonus, without stockholder ratification.
✔ Conduct an annual risk assessment of our executive officer compensation program.	
✔ Conduct a robust stockholder engagement process.	
✔ Conduct formal executive succession planning.	
✔ Limit PSU payouts at target if TSR is negative over the PSU measurement period.	

Pay Elements

We use different elements in our executive compensation program to drive different behaviors. The elements work together to achieve our compensation philosophy and objectives described above.

Element	Purpose	Key Characteristics
Base Salary	Provide a level of economic security and stability so executives can focus on meeting our objectives.	Determined by: • Information from the Compensation Peer Group described below; • Individual performance of the executive, including level of responsibility and breadth of knowledge; and • Review of the executive's total compensation, both individually and relative to other senior executives.
Short-term Incentive Program	Provide a meaningful incentive to meet short-term objectives.	• Capped bonus pool determined by Company financial performance; and • Individual bonuses determined by a combination of Company financial performance and individual performance.
Long-term Incentive Program	Provide a significant compensation opportunity tied to long-term financial performance and increases in our stock price over a three-year period.	**PSUs** • Tied to our financial performance, our relative TSR compared to a group of travel and tourism peers, and capped at target if absolute TSR is not positive; • Number of shares ranges from zero to 2x the target grant amount, depending on our financial performance over a three-year period; and • Vest, subject to continued employment, on the three-year anniversary of the grant date (with the exception of Mr. Goulden's 2022 and 2023 PSU awards[1]).
	Provide a retention element that balances the at-risk pay in the long-term incentive program.	**RSUs** • Tied to value of stock to align executives' interests with those of stockholders; and • Also used in connection with new hires or promotions to provide an initial stake in the Company and an additional retention incentive until the individual's PSUs begin to vest.

1. Discussed below under Mr. Goulden's PSU Award.

2022 Compensation Mix (At Target)[1]



CEO

3% Base Salary
23% RSUs
7% Cash Incentives
68% PSUs
75% is Performance-Based
Performance-Based Compensation

Average of Other NEOs

7% Base Salary
17% RSUs
12% Cash Incentives
64% PSUs
76% is Performance-Based
Performance-Based Compensation

(1) Percentages are approximate due to rounding.

How We Measure Performance

We measure performance based on four financial metrics:

- **Revenue** is the Company's revenue, taking into account any Compensation EBITDA adjustments that impact revenue.

- **Compensation EBITDA** is a non-GAAP financial measure based on our adjusted earnings before interest, taxes, depreciation, and amortization, as publicly reported in our earnings press releases ("Adjusted EBITDA"), further adjusted to ensure performance is measured on a basis consistent with how the performance targets were set and to reduce the risk that our compensation plan could incentivize inappropriate decision-making by management to achieve Compensation EBITDA targets. In particular, Compensation EBITDA:

  - Is impacted by stock-based compensation expenses;

  - Excludes results of acquisitions that were not incorporated into the targets set at the outset of awards to prevent "buying results;"

  - Excludes the impact of foreign exchange rate changes between the time targets are set and the end of the relevant period; and

  - Treats all capital expenditures as expenses, which reduces Compensation EBITDA relative to our Adjusted EBITDA.

- **Relative Total Stockholder Return (rTSR)** is a measurement of the Company's total stockholder return versus the total stockholder return of a group of the Company's travel and tourism peers. The rTSR Modifier is applicable to the PSUs.

- **Absolute Total Stockholder Return (TSR)** is a measurement of the Company's absolute total stockholder return over the course of three years, to ensure executive compensation is aligned with stockholder value creation. The Absolute TSR is applicable to the PSUs.

- **Individual Contributions** such as individual execution against the Company's strategic priorities, including non-financial goals.

2022 Named Executive Officer Compensation Program

Each year, the Compensation Committee reviews all compensation elements, including each executive officer's base salary, annual cash incentive bonus plan opportunity, and long-term equity incentives, as well as payments that would be required under various severance and change in control scenarios. The Compensation Committee also considers each executive's market compensation levels and individual performance, including level of responsibility, potential for individual contribution, and breadth of knowledge and expertise.

Following the 2022 say-on-pay proposal outcome, members of the Compensation Committee spoke with stockholders to understand their views, which represented a spectrum of opinions described in more detail in *2022 Say-on-Pay Advisory Vote and Stockholder Engagement*. Overall, the Committee concluded that the optimal way to respond was to balance concerns raised in relation to performance targets set in 2022 through the exercise of negative discretion with respect to the NEOs' 2022 annual bonuses, and returning to the core three-year long-term incentive awards based on Compensation EBITDA and Revenue with the addition of absolute and relative stockholder value-aligned metrics and time-based equity awards.

Certain of the program changes reflecting the stockholder outreach efforts are reflected only on a go-forward basis in the 2023 compensation program because of the timing of the feedback in relation to the 2022 compensation planning cycle. At the outset of 2022, the Compensation Committee was not in a position to set long-term targets with an appropriate level of precision due to the uncertainty in the travel industry resulting from the renewed travel restrictions and cancellations amid the Omicron variant surge. As the travel industry recovered during the year and the Compensation Committee absorbed the results of the 2022 say-on-pay proposal and subsequent stockholder engagement, it decided to exercise structured negative discretion for the 2022 NEO bonus awards while instituting other changes in the 2023 compensation program design. At the same time, the Compensation Committee's 2022 pay decisions reflect the recognition of extraordinary leadership that contributed in large part to the Company's record-breaking 2022 financial results and strong stock price performance.

How We Make Compensation Decisions



2021 Summer
- Compensation planning began for 2022 compensation
- Assessment of Compensation Peer Group

2021 Fall
- Analysis of market compensation
- Conducted stockholder engagement outreach
- Consolidated feedback and communicated to all Compensation Committee members

2022 Winter
- Finalized prior-year short-term incentive plan performance and payouts
- Finalized prior-year long-term incentive plan performance and payouts
- Set coming year short-term incentive plan and long-term incentive plan performance targets
- Set Company and individual goals for coming year
- Granted 2022 PSUs and RSUs

2022 Spring
- Conducted stockholder engagement in connection with annual meeting solicitation

2022 Summer
- Consolidated feedback from annual meeting voting outcomes and spring stockholder engagement for Compensation Committee and Board

2022 Fall
- Robust stockholder engagement outreach discussions including Compensation Committee Chair and Board Chair, following say-on-pay outcome
- Compensation Committee assessed compensation trends and considered its response to the say-on-pay outcome

2023 Winter
- Communicated stockholder feedback to all Compensation Committee members
- Finalized 2022 short-term incentive plan performance and payout
- Compensation Committee exercised downward discretion for NEOs' 2022 bonuses

2022 Base Salaries

In 2022, the Compensation Committee did not make changes to Mr. Fogel's base salary, while increasing the base salaries of Messrs. Goulden, Millones, and Pisano. There were no salary increases in 2021 (with the exception of Mr. Pisano's increase associated with his promotion) and all three of the named executive officers during 2020 voluntarily declined or reduced their salaries in 2020.

Executive Officer	2021 Salary	2022 Salary
Glenn D. Fogel	$ 750,000	$ 750,000
David Goulden	$ 600,000	$ 625,000
Peter J. Millones	$ 530,000	$ 552,083
Paulo Pisano[(1)]	$ 455,764	$ 420,225

1. *2021 salary reflects the average 2021 EUR/USD exchange rate of 1.1825219 and 2022 salary reflects the average 2022 EUR/USD exchange rate of 1.05056161.*

Short-term Incentive Program

The fundamental principle driving the funding of our 2022 senior management short-term incentive plan was the Company's outperforming expectations for recovery in revenue and earnings on a fixed currency basis, taking into account management's outlook for travel recovery, the size of our business, market expectations regarding our recovery, and our expectations regarding the growth of our markets. Generally, in order for our senior executives to achieve their target annual bonus amounts, we must achieve a combination of Compensation EBITDA and Revenue that corresponds to a 1x bonus pool.

The short-term incentive plan pool applicable to our executive officers is funded based on our Compensation EBITDA and Revenue, which were used on an equally weighted basis to measure performance in connection with the 2022 senior management short-term incentive plan.

The amount in the pool increases as our Compensation EBITDA and/or Revenue increase (until the cap on the pool is reached), and cash bonuses are awarded to executive officers from this pool. However, although Company performance is a key factor in individual bonus payments for our executive officers, the Compensation Committee maintains discretion to adjust the aggregate pool and/or individual bonuses upwards or downwards as it deems appropriate.

2022 Short-term Incentive Plan Outcomes

Compensation EBITDA and Revenue targets for the short-term incentive plan were set in the beginning of 2022 during the surge of the Omicron variant and associated travel restrictions and cancellations, resulting in an uncertain outlook for travel recovery at the time. Ultimately, the Company's 2022 Compensation EBITDA and Revenue performance meaningfully exceeded expectations set at the beginning of 2022, which resulted in the bonus pool being funded at the 3 times target cap set by the Compensation Committee.

Bonus	2022 Revenue Performance Relative to 2021	2022 Compensation EBITDA Performance Relative to 2021
At Target	35% growth	20% growth
At Maximum	40% growth	32% growth
Actual	65% growth	97% growth

The Compensation Committee incorporated feedback from the 2022 stockholder outreach efforts suggesting that stockholders were generally in favor of the use of structured discretion to align bonus payouts with consensus expectations. The majority of investors would have preferred that the Compensation Committee applied negative discretion to the 2021 incentive payouts that exceeded targets, after positive discretion had been used in respect of the 2018 and 2019 PSUs affected by the COVID-19 pandemic. Based on this feedback and the inability to accurately predict the extent and speed of the travel recovery during the goal setting process at the outset of 2022, the Compensation Committee applied negative discretion to align the NEOs' annual incentive targets with consensus values. The Compensation Committee's use of negative discretion for the NEOs' bonuses was out of the ordinary and they do not intend to exercise discretion, particularly positive discretion, on an ongoing basis. The Compensation Committee, in consultation with the independent compensation consultant, applied a framework for the use of discretion that referenced February 2022 investor consensus EBITDA less capital expenditures and revenue targets as a proxy for the short-term incentive plan targets. With these targets, the Company's Revenue performed 11% above the maximum target and Compensation EBITDA performed 1% below target, resulting in a 2 times target payout for the NEOs (rather than the 3 times payout implied by the original performance targets). Therefore, in consideration of the balanced use of discretion, while taking into account the Company's outstanding financial results, the Compensation Committee awarded the NEOs a bonus payout at 2 times target, which in the case of Mr. Fogel represented $1,875,000 less than the amount implied by the original performance targets.

The bonuses shown below for the NEOs also reflect individual performance, including each NEO's contributions to the execution of the Company's business priorities and other non-financial goals and priorities described further in *2022 Named Executive Officer Performance*.

Named Executive Officer	Base Salary[2]	Bonus Target as a % of Base Salary	Actual 2022 Bonus Awarded
Glenn D. Fogel	$750,000	250%	$3,750,000
David Goulden	$630,000	210%	$2,646,000
Peter J. Millones	$556,500	190%	$2,114,700
Paulo Pisano[1]	$420,225	125%	$1,050,562

(1) Amounts for Mr. Pisano are converted using the EUR/USD exchange rate of 1.05056161, which was the average rate for 2022.
(2) 2022 bonus is calculated based on each NEOs' base salary as of December 31, 2022, which can differ from the amount reported in the Summary Compensation Table if there was a salary adjustment during the year.

2022 Named Executive Officer Performance

Mr. Fogel

The Board and the Compensation Committee assessed Mr. Fogel's performance during 2022 and considered:

- His exemplary leadership during the COVID-19 pandemic and the subsequent recovery;

- Our financial and operating performance, including the Company's highest revenue, gross bookings, and room nights ever;

- Returns to stockholders, in the form of $6.5 billion of stock repurchases during 2022, and the Company's stock outperforming the S&P 500 for the year;

- Significant progress on our initiatives to operate the business sustainably, including achieving carbon neutrality in our operations in 2022, growing the Travel Sustainable Program, and being the first online travel company to publish a Climate Action Plan;

- Launch of Rooms for Refugees at Booking.com to assist over 70,000 refugees displaced by the war in Ukraine to book free and discounted rooms;

- Meaningful progress in expanding the Company into other travel verticals, including a flights offering now live in over 50 countries on Booking.com;

- Increased room nights and the Company's brand awareness in the U.S.;

- Continued execution of the payments strategy through growth of our payments platform;

- His work with government leaders to ensure the Company is well-positioned as the regulatory environment for digital commerce evolves;

- His strategic leadership and vision, including the continued development of our long-term Connected Trip vision and progress against other strategic goals and initiatives;

- Results of our 2022 employee engagement surveys demonstrated a committed and engaged workforce;

- His healthy, open, and constructive relationship with key stakeholders; and

- His consistent "tone at the top" of absolute integrity, outstanding commitment, people management skills, and investor and Board communication skills.

Other Named Executive Officers



DAVID GOULDEN

Mr. Goulden has been our Executive Vice President and Chief Financial Officer since March 1, 2018 and has over 35 years of experience in the technology industry across a number of additional functions including Operations, Marketing, Strategy, Product Development, and Corporate Development. Mr. Goulden joined us after leaving Dell Technologies in February 2018. Mr. Goulden also brings a significant amount of global management experience. He was previously President, Infrastructure Solutions Group at Dell Technologies, a position he held starting in 2016 when Dell acquired EMC Corporation. From January 2014 until EMC's acquisition by Dell, Mr. Goulden was Chief Executive Officer of the EMC Information Infrastructure business, EMC's largest business by revenue and employees, and where he was closely involved in the successful acquisition of EMC by Dell. Prior to his service in that role, he was President and Chief Operating Officer of EMC, responsible for overseeing engineering and product development, sales and customer operations, services, marketing, and G&A functions, since 2012. Mr. Goulden served as Chief Financial Officer of EMC from 2006 to 2014, responsible for financial operations of EMC's consolidated businesses. Earlier in his career at EMC, Mr. Goulden led the company's Sales and Customer Operations worldwide, including global sales in all theaters as well as global channels, alliance, and partners, and prior to that service he oversaw Marketing and New Business Development at EMC. Prior to joining EMC in 2002, Mr. Goulden served in various capacities at Getronics N.V., an information technology services company, most recently as a member of the board of management and President and Chief Operating Officer for the Americas and Asia Pacific. Mr. Goulden served on the board of directors of VMWare, a cloud infrastructure and business mobility company, from 2007 to 2014.

The Company and Mr. Goulden previously announced that Mr. Goulden intends to transition into retirement in 2024. Mr. Goulden expects to maintain his Chief Financial Officer position while the Company plans for a successor to take on the Chief Financial Officer role in 2024. Once a successor is named, we expect Mr. Goulden will serve in a different capacity that could include advising or consulting with the Company.

The Compensation Committee and Mr. Fogel considered the following highlights of Mr. Goulden's 2022 performance:

- Exceptional leadership and performance as Chief Financial Officer along with strategic insight and advice through the pandemic recovery;

- Leadership, management, and strengthening of our finance department through successful ongoing execution of finance optimization initiatives;

- Leadership in developing our financial plans during the uncertainty of the pandemic recovery;

- Exceptional management of capital during volatile macroeconomic periods of inflation and economic uncertainty;

- Effective communication with the financial community;

- Strengthening and growth of our payments capabilities; and

- Notable progress of key initiatives and improvements in real estate strategy, procurement, and talent sourcing, including the sale and leaseback of Booking.com's Amsterdam campus and the development of two centers of excellence.



PETER J. MILLONES

Mr. Millones has been our General Counsel since January 2001 and our Executive Vice President since April 2003. He previously served as our Vice President and Associate General Counsel from March 2000 to January 2001 and as our Corporate Secretary from March 2021 to January 2022 and January 2001 to April 2018. Prior to that, Mr. Millones was with the law firm of Latham & Watkins LLP.

The Compensation Committee and Mr. Fogel considered the following highlights of Mr. Millones' 2022 performance:

- Exceptional leadership and performance as General Counsel during the ongoing pandemic recovery;
- Skillful management of our legal department, including the compliance and privacy teams;
- Navigation of increasingly complex regulatory environment for online digital platforms;
- Contributions to improving our systems and processes, including global legal coordination and collaboration among our different brands on key issues;
- Key leader on our Sustainability Steering Committee, which worked on the publication of our Climate Action Plan and related sustainability initiatives;
- Co-chair of our Diversity, Equity, and Inclusion Steering Committee; and
- Oversight of our corporate governance practices and efforts to organize and assist with the Board's activities.



PAULO PISANO

Mr. Pisano has served as our Chief Human Resources Officer since August 2021 and as Senior Vice President and Chief People Officer of Booking.com since March 2020. Prior to joining Booking.com, Mr. Pisano was the Chief People Officer at Galp, a globally integrated energy company, from December 2015. Previously, he served as the SVP and Chief Talent Officer at Pearson, an education publishing and learning assessment company, following his post as Head of Organizational Effectiveness at Barclays.

The Compensation Committee and Mr. Fogel considered the following highlights of Mr. Pisano's 2022 performance:

- Global coordination of the human resources function and engagement with employees through unique challenges such as the Russian invasion of Ukraine and global macroeconomic uncertainty;
- Leadership and development of our diversity, equity, and inclusion initiatives, including a robust inclusive leadership and unconscious bias training program;
- Management of our workforce through an incredibly competitive environment for talent attraction and retention;
- Efforts to attract talent to build new functions, innovations, and products; and
- Creation of opportunities for employees to grow and build their careers through training and development programs.

Long-term Incentive Program

In shaping the long-term incentive program, the Compensation Committee focused on incentivizing the NEOs to deliver long-term results for the Company aligned with long-term value creation for stockholders and to execute on key strategic priorities. Accordingly, the Compensation Committee structured the long-term incentive program as follows:

Award Type[1]	Details
PSUs **75%**	**2022 PSUs:** vest in three years with annual goal setting
	2023 PSUs: vest in three years with three-year goals set
	rTSR modifier: +/- 25% depending on TSR performance relative to peers and subject to the TSR governor and a max 2x cap
	TSR governor: caps PSU vesting factor at target unless absolute TSR is positive over the course of the three-year award
RSUs **25%**	**Three-year time-based award:** aligned with stock price

(1) Mr. Pisano's 2022 grant is comprised of 100% PSUs as part of his transition to the other NEOs' compensation model.

PSU vesting and goal setting

The Compensation Committee heard from stockholders during the 2022 outreach that they favored a return to the Company's longstanding practice of PSU awards with three-year vesting periods tied to long-term performance targets. As a result of this feedback and the Company's ability to more accurately set longer term goals as the travel industry moves away from the uncertainty of the COVID-19 pandemic, in 2023 the Compensation Committee reverted to its pre-pandemic practice of basing the executive compensation program on PSUs with three-year targets and vesting periods.

In early 2022, at a time when the Omicron variant was severely affecting the travel industry, with renewed travel restrictions and border closures, and prior to the 2022 say-on-pay vote outcome, the Compensation Committee structured PSUs with three-year vesting periods and one-year targets (each one-year target period, a "sub-period"). The Company was not in a position to set meaningful performance goals beyond one year with appropriate precision, which could have resulted in significant misalignment of incentive targets and executive performance. However, the PSUs were also structured with the rTSR modifier, which is a three-year metric, along with the TSR governor that caps the PSUs at target if absolute TSR is not positive over the three-year period.

The Compensation Committee awarded Mr. Goulden PSUs with alternate vesting schedules described below.

Relative TSR Modifier

Through its stockholder engagement efforts, management heard that stockholders generally favored a relative metric in compensation plans. Based on this feedback and robust discussion by the Compensation Committee and its independent compensation consultant, the 2022 and 2023 PSUs each include an rTSR modifier. At the end of the three-year measurement period, the PSUs are adjusted upwards or downwards by up to 25% based on the Company's TSR relative to the TSR of a peer group of companies with high correlation to the Company's industry, subject to the absolute TSR governor and capped at a maximum of 2 times target.

If rTSR is:	Then the rTSR Modifier is:
Below the 25th Percentile	0.75
Between the 25th and 39th Percentile	0.875
Between the 40th and 60th Percentile	1
Between the 61st and 75th Percentile	1.125
Greater than the 75th Percentile	1.25

The rTSR peer group is broader than the Compensation Peer Group because we considered only industry comparability and not size or other characteristics that are more relevant for benchmarking pay.

Relative TSR Peer Group

Accor SA	Airbnb, Inc.	Amadeus IT Group, S.A.
American Airlines Group Inc.	Avis Budget Group, Inc.	Carnival Corporation & plc
Choice Hotels International, Inc.	Delta Air Lines, Inc.	Deutsche Lufthansa AG
easyJet plc	Expedia Group, Inc.	Hilton Grand Vacations Inc.
Hilton Worldwide Holdings Inc.	Hyatt Hotels Corporation	InterContinental Hotels Group PLC
International Consolidated Airlines Group, S.A.	Japan Airlines Co., Ltd.	Marriot International, Inc.
Marriott Vacations Worldwide Corporation	Norwegian Cruise Line Holdings Ltd.	Quantas Airways Limited
Royal Caribbean Group	Ryanair Holdings plc	Sabre Corporation
Singapore Airlines Limited	Sixt SE	Southwest Airlines Co.
Travel + Leisure Co.	Trip.com Group Limited	TripAdvisor, Inc.
trivago N.V.	TUI AG	United Airlines Holdings, Inc.
Wyndham Hotels & Resorts, Inc.		

TSR Governor

The Compensation Committee is committed to aligning executive incentive compensation with stockholder returns and value creation. This is the primary driver behind the adoption of the TSR governor, which operates to cap the PSU vesting factor at target unless absolute TSR is positive over the three-year time period of the PSU award. As a result, executive officers realize upside only if stockholders realize positive returns.

Time-Based Equity Awards

Unlike most companies, which typically grant executives a mixture of service-based awards and performance-based awards, the Company's historical long-term incentive programs were based solely on PSUs (other than RSUs awarded in connection with promotions and new hires). Since PSUs vest only if financial performance targets are achieved, all of our executives' long-term incentive awards were at risk and would have been completely forfeited as a result of the COVID-19 pandemic. To avoid a recurrence of that outcome, and taking into account feedback during our recent stockholder engagements, the Compensation Committee optimized the long-term incentive program to include a mix of approximately 75% PSUs and 25% RSUs. The Committee believes the addition of RSUs provides an appropriate base level of long-term pay and stability in the program design, with significant retention value tied to stock price and continuous service, and stockholders have expressed to us their continued support for this component.

2022 Performance Share Units (PSUs)

The equally-weighted Revenue and Compensation EBITDA goals for the second sub-period of the 2021 PSUs and first sub-period of the 2022 PSUs are as follows:

If Revenue for the 2022 sub-period (ending December 31, 2022) is:	If Compensation EBITDA for the 2022 sub-period (ending December 31, 2022) is:	Then the number of shares that will be issued is:[1]
Below $13.6 billion	Below $2.3 billion	Forfeiture
Between $13.6 billion and $14.8 billion	Between $2.3 billion and $3.1 billion	0x to 1x the target grant
At $14.8 billion	At $3.1 billion	1x the target grant
Between $14.8 billion and $15.4 billion	Between $3.1 billion and $3.4 billion	1x to 2x the target grant
Above $15.4 billion	Above $3.4 billion	2x the target grant

1. Number of shares that could be issued (i) is based on relative performance against each of the Revenue and Compensation EBITDA goals, measured separately, with meaningful achievement of both performance metrics needed for a 2x outcome, and (ii) is subject to the rTSR modifier and TSR governor applied at the end of the measurement period.

The actual results of the Company's 2022 Compensation EBITDA and Revenue performance meaningfully exceeded the maximum goals set at the beginning of 2022 ($15.4 billion for Revenue and $3.4 billion for Compensation EBITDA). The Company's outstanding performance in 2022 resulted in achieving two times target for the first sub-period of the 2022 PSUs and the second sub-period of the 2021 PSUs. The two-year PSUs awarded in 2021 also achieved two times target payout. The overall payout for the 2022 PSUs and the three-year 2021 PSUs remains subject to Company performance in subsequent sub-periods and the application of the rTSR Modifier, and in the case of 2022 PSUs, the TSR governor. Annual goals for subsequent measurement periods are set at the beginning of each performance year.

Regardless of Revenue or Compensation EBITDA achievement, for the 2022 and 2023 PSUs, if the Company's absolute TSR is not positive, the number of shares that will be issued to executive officers will not exceed target.

Mr. Goulden's PSU Award

In 2022, during a critical period for the Company, the Compensation Committee structured Mr. Goulden's annual PSU award to incentivize his retention. Mr. Goulden's annual PSU incentive was comprised of a three-year PSU award and a PSU award with a two-year vesting period (the "Retention PSU") with a combined value aligned with his regular-course long-term incentive award. At the end of the two-year vesting period of the Retention PSU, the Compensation EBITDA and Revenue are measured against the same targets used for the 2022 and 2023 sub-periods of PSUs awarded to other NEOs, with the resulting number of PSUs potentially modified by the rTSR modifier (+ or - 25%) or capped by the TSR governor (potentially capping payout at target). Additional features of the Retention PSU include:

- At the end of the two-year vesting period in March 2024, if the Company's TSR governor does not cap the PSU vesting factor at target, the award is vested and the resulting shares will be delivered to Mr. Goulden at such time.

- At the end of the two-year vesting period, if the Company's TSR governor caps Mr. Goulden's PSUs at target, and Mr. Goulden remains in continuous service with the Company through March 2025, the PSU vesting factor may be reassessed at that time.

  - Upon reassessment in March 2025 and subject to Mr. Goulden's continued service through that date, if the absolute TSR is positive over the period between March 2022 and March 2025, Mr. Goulden would earn an additional number of shares equal to the positive difference of the target amount and the number of shares he would have been eligible to receive based on the March 2024 vesting factor if the TSR governor had not applied to cap his payout at target (also taking into account the rTSR modifier).

  - Upon reassessment in March 2025, if the absolute TSR is flat or negative over the period between March 2022 and March 2025, Mr. Goulden's payout would remain capped at target.

Restricted Stock Units (RSUs)

The NEOs (other than Mr. Pisano) received the following RSU awards in 2022:

Executive	Grant date value of award
Glenn D. Fogel	$6,249,424
David Goulden	$2,499,349
Peter J. Millones	$1,751,016
Paulo Pisano	NA

These awards constitute 25% of the long-term incentive grants to the NEOs (other than Mr. Pisano) and vest over three years, provided the recipient is still employed by the Company.

RSUs are also used from time to time in connection with the hiring or promotion of a new senior executive to provide retention incentives during the first years of a position to balance the uncertainty associated with the typical three-year cliff vesting and performance terms of PSUs.

Stock Options

We did not grant any stock options to our NEOs in 2022.

Stockholder Dilution

We strongly believe in the responsible use of stock-based compensation. To be sure we are being judicious with stock-based compensation, the Compensation Committee reviews the dilutive impacts of planned equity awards every year and unlike many other companies, we include the negative impact of stock-based compensation expense in the profit metrics we highlight in our quarterly earnings reports.

This year, **stockholder dilution from our equity incentive programs,** including our stock-based compensation expense as a percentage of year-end market capitalization, is **below the 25th percentile** of the Compensation Peer Group.

We are proud that in 2022, **our stock-based compensation resulted in less than 0.7% of stockholder dilution** and during the last 5 years, resulted in **less than 3% of cumulative dilution.**

BKNG STOCK-BASED COMPENSATION EXPENSE AS A % OF GAAP NET INCOME

2018	2019	2020	2021	2022
8%	6%	392%	32%	13%

STOCK-BASED COMPENSATION EXPENSE AS A % OF PRE-SBC EBITDA[1]



(1) SBC expense as a percentage of Pre-SBC EBITDA for each respective year. If a Compensation Peer Group company's annual EBITDA (see also footnote 3, below) is negative, its results are excluded for that year.

(2) For this chart, the Company's publicly reported Adjusted EBITDA is further adjusted to add back stock-based compensation expense to present pre-SBC Adjusted EBITDA consistently with how it is calculated for the Compensation Peer Group. See Appendix A to this proxy statement for a reconciliation of non-GAAP financial measures and rationale for use of non-GAAP financial measures.

(3) Data is derived from publicly reported information of Compensation Peer Group companies. The Company's use and calculation of Adjusted EBITDA and Pre-SBC Adjusted EBITDA may differ from the other companies' use and calculation of such non-GAAP financial measures. For companies that do not publicly report EBITDA, reported operating income excluding depreciation & amortization expense and stock-based compensation expense is used.

STOCK-BASED COMPENSATION EXPENSE AS A % OF NET CASH PROVIDED BY OPERATING ACTIVITIES ("OCF")



Data is derived from publicly reported information of Compensation Peer Group companies. ADBE, EA, and MSFT do not have December 31 fiscal year ends, so their full year data is shown as of their latest completed fiscal year (e.g., MSFT's 2022 data is for the twelve months ended June 30, 2022).

(1)   Represents the cumulative SBC expense and cumulative Net Cash Provided by Operating Activities for the given period.

(2)   Represents the cumulative SBC expense and cumulative Net Cash Provided by Operating Activities for 2021-2022 given 2021 was ABNB's first full year as a public company.

(3)   NA given ABNB and UBER's first full year as a public company was 2021 and 2020, respectively.

Other Components of Executive Compensation

Change in Control Benefits

Our equity grants do not provide for "single trigger" accelerated vesting based solely on the occurrence of a change in control. Rather, acceleration of equity grants can only occur upon certain terminations of employment that occur at the same time as or following a change in control or upon certain terminations of employment that occur independently of a change in control. As a general matter, upon a termination of employment by us "without cause" or by the employee on account of their death or disability (and in some circumstances, for "good reason") that occurs coincident with or following a change in control, the vesting of outstanding equity will be accelerated to the termination date on a pro-rata basis based on the portion of the performance period that has passed (except that in the case of death, full vesting will occur). Our awards do not provide for full acceleration of an award except in the case of the employee's death.

> ### No excess parachute payment tax gross-ups
>
> *None of our executive officers are entitled to tax gross-ups in respect of taxes resulting from excess parachute payments in connection with a change of control under section 4999 of the Internal Revenue Code. We have not provided for tax gross-ups in respect of Section 4999 in any new or materially modified compensatory arrangements with our executive officers for many years and the Compensation Committee has formally adopted a policy not to approve any Section 4999 tax gross-ups or similar tax reimbursement arrangements related to excess parachute payments with our directors or executive officers.*

If any payment made pursuant to an NEO's employment agreement would be an excess parachute payment, we will reduce the amount of such payment to the extent necessary so that no portion of the payment, so reduced, would constitute an excess parachute payment if such reduction would result in an increase in the aggregate payments and benefits the executive will receive on an after-tax basis. See *Potential Payments Upon a Change in Control and/or Termination* beginning on page 83 for additional details.

Severance Benefits

Severance arrangements and change-in-control provisions in our equity awards are designed to:

- encourage executives to remain focused on our business in the event of a rumored or actual fundamental corporate change or changes in the organization or its employment needs and provide assistance during any transition, and
- manage compensation-related risks and align the interests of executives and stockholders by incentivizing executives to manage the business and evaluate potential change in control transactions from the perspective of a stockholder.

Each of our NEOs is entitled to receive severance benefits upon, among other things, a termination "without cause" or, "for good reason." The Compensation Committee believes the amount of severance compensation each NEO would receive is appropriate because of market practices, and the duration of non-competition agreements between us and our NEOs. The severance and other benefits are intended to ease the consequences to an executive of an unexpected termination of employment that the Compensation Committee considers outside of the separated employee's control. *See Employment Contracts, Termination of Employment and Change in Control Arrangements* beginning on page 75 for additional details.

> ### Termination Pay Policy
>
> *The Compensation Committee has adopted a policy that it will seek stockholder ratification of any future arrangement with an executive officer that provides for a cash severance payment exceeding 2.99 times the executive's base salary and target bonus.*

Employee Benefits

Our health care and other insurance programs are generally the same for all eligible employees, including the NEOs, depending on their geographic location. For all eligible U.S.-based employees and certain eligible employees based outside the United States, we maintain a 401(k) plan. The 401(k) plan in which our eligible NEOs (excluding Mr. Pisano) participate allows all eligible employees to contribute up to 75% of their eligible pay (generally base salary and bonus), up to limits imposed by the U.S. Internal Revenue Code, as pre-tax and/or Roth contributions. We make a cash matching contribution to this 401(k) plan for all participants, including participating NEOs, of 50 cents on the dollar on the first 6% of eligible pay contributed to the plan. The 401(k) match made to each of the participating NEOs is reflected in the All Other Compensation column of the *Summary Compensation Table*.

All eligible Booking.com employees, including Mr. Pisano, receive a work-from-home allowance and a benefit for certain travel reservations made through Booking.com.

Perquisites

We do not maintain any material perquisites or personal benefits for any of the NEOs, such as company planes, cars, financial services, or country club memberships.

In connection with Mr. Fogel taking on the role of CEO of Booking.com in the Netherlands in 2019 in addition to his role as Chief Executive Officer of the Company, the Company agreed to provide certain benefits to Mr. Fogel to ensure that Mr. Fogel does not incur additional expenses or tax liability as a result of serving as CEO of Booking.com. These benefits include tax equalization for any Dutch taxes owed as a result of performing his role in the Netherlands and payment of costs for the preparation of his Dutch and U.S. tax returns.

The Company agreed to provide certain benefits to Mr. Pisano to ensure that he is not subject to adverse tax consequences and does not incur additional expenses as a result of assuming the role of Chief Human Resources Officer of the Company. These benefits include tax equalization for any additional taxes owed as a result of performing his role in the United States and payment of costs for the preparation of his Dutch and U.S. tax returns.

THE ROLE OF THE BOARD

- The Board meets at the beginning of each year with our Chief Executive Officer to agree upon his and the Company's performance objectives for the year. Our Chief Executive Officer and the Board review these objectives and the Company's performance against them during the year.

- At the beginning of the following year, our Chief Executive Officer presents to the Compensation Committee a summary of his and the Company's performance over the past year.

- The Compensation Committee then meets in executive session without any members of management to review our Chief Executive Officer's performance and develop recommendations for his compensation.

- The Compensation Committee chair also discusses our Chief Executive Officer's performance with each member of the Board.

- The Board then meets in executive session (without our Chief Executive Officer) to discuss our Chief Executive Officer's performance and the Compensation Committee's compensation recommendations.

- The Board determines the review to be given to our Chief Executive Officer, the actual payout amount of his bonus for the prior fiscal year, and the target total compensation he will receive for the current year.

THE ROLE OF MANAGEMENT

- Our Chief Executive Officer, Chief Financial Officer, General Counsel, and Chief Human Resources Officer provide significant input to help the Compensation Committee develop the structure of, and set performance metrics for, our annual performance-based bonus plan and annual equity grants.

- Our Chief Executive Officer provides performance assessments and detailed compensation recommendations regarding our executive officers other than himself in executive session without other executive officers present.

- The Compensation Committee gives significant weight to our Chief Executive Officer's judgment in these matters because he is in a unique position to assess the other executive officers' performance and contributions to our business.

- The Compensation Committee has delegated limited authority to the Chief Executive Officer, the Chief Financial Officer, the General Counsel, and the Chief Human Resources Officer to determine whether and to what extent certain equity awards held by non-executive officers may be settled, vested, canceled, forfeited, or surrendered pursuant to their terms due to termination "with cause," "without cause," or "for good reason."

THE ROLE OF THE COMPENSATION CONSULTANT

In 2022, the Compensation Committee engaged Semler Brossy, an outside global human resources consulting firm, to advise the Compensation Committee on our compensation program for the NEOs. After reviewing information provided by Semler Brossy regarding its independence and considering the independence factors prescribed by SEC rules, the Compensation Committee determined that Semler Brossy is independent and that there are no conflicts of interest arising from the services Semler Brossy performed for the Compensation Committee in 2022.

At the Compensation Committee's direction, management generally provides Compensation Committee materials to Semler Brossy and discusses materials and recommendations with Semler Brossy in advance of each Compensation Committee meeting. Representatives from Semler Brossy attend Compensation Committee meetings to discuss these matters and, at the end of most meetings, meet in executive session with the Compensation Committee without management present.

With the support of the Compensation Committee, management regularly asks Semler Brossy to provide calculations and market data to inform the Compensation Committee's decision-making process. The Compensation Committee periodically requests management to seek Semler Brossy's input, analysis, or recommendation with respect to a specific compensation practice, program, or arrangement that is under consideration by the Compensation Committee.

During 2022, Semler Brossy assisted the Compensation Committee on the following matters:

- Advised on the composition of the Compensation Peer Group and TSR Peer Group;

- Prepared analyses of executive officer compensation levels as compared to the Compensation Peer Group, and made compensation recommendations;

- Provided advice on the appropriateness of our 2022 Bonus Plan awards and long-term incentives, including assisting the Compensation Committee in its consideration of exercising negative discretion with respect to the 2022 CEO bonus;

- Actively participated in discussions relating to the 2022 say-on-pay outcome and how the Committee could proactively respond;

- Reviewed our non-employee director compensation program; and

- Prepared tally sheets and IRC Section 280G analyses to determine "excess parachute payments."

Benchmarking and Target Compensation

Our benchmarking analysis includes a comparison of each element of total compensation against a peer group of publicly-traded companies. With the help of its independent compensation consultant, the Compensation Committee reviews annually the appropriateness of the companies that make up the peer group by looking closely at the companies we included in the prior year, as well as the companies our peers identify as their peers.

The primary characteristics used to determine which companies to include in the peer group are: industry, revenues, and peers identified by our peers. In particular, the Compensation Committee sought to include internet merchandisers, online travel companies, and other technology companies with revenues between one-half and two times our annual revenues. The Compensation Committee also included Alphabet, Amazon.com, Meta, and Microsoft because, although their revenues were more than two times our revenues, there are relatively few companies that otherwise met our criteria, we compete with them for executive talent, and they, like us, are leading e-commerce or technology companies.

The Compensation Committee determined that the 2022 peer group would consist of the seventeen companies listed below (the "Compensation Peer Group").

Activision Blizzard, Inc.	Electronic Arts Inc.	Netflix, Inc.
Adobe Inc.	Expedia Group, Inc.	PayPal Holdings, Inc.
Airbnb, Inc.	IAC/InterActiveCorp	Qurate Retail Group
Alphabet Inc.	Meta Platforms, Inc.	TripAdvisor, Inc.
Amazon.com, Inc.	Microsoft Corporation	Uber Technologies, Inc.
eBay Inc.		Wayfair, Inc.

The Compensation Committee reviewed revenue of the peer companies from the last twelve months as of June 2022. Based on this data, our revenues ranked at approximately the 42nd percentile of the Compensation Peer Group.

The Compensation Committee refers to the Compensation Peer Group to assess "market" compensation, which it considers to be between the 50th and the 75th percentile of executive pay for the Compensation Peer Group. The Compensation Committee uses the Compensation Peer Group data primarily to ensure that our executive compensation program as a whole is competitive. While the Compensation Peer Group provides the Compensation Committee with guidance and information, it does not dictate the NEOs' compensation and is not a substitute for the Compensation Committee's own business judgment in establishing compensation for the NEOs.

Compensation Governance Matters

Stock Ownership Guidelines

Our stock ownership guidelines require the executive officers to own the number of shares of our common stock indicated below. For these purposes, shares owned outright by an executive officer are counted, but unvested stock options, vested stock options that have not been exercised, and unvested stock-based equity awards are not considered. Executive officers who do not meet the stock ownership guidelines must retain a minimum of 50% of the shares received on an after-tax basis from the exercise of stock options; the vesting of restricted shares, RSUs, and performance share units; and the settlement of any other stock-based equity award until the ownership target is reached. As of March 31, 2023, each NEO was in compliance with the guidelines.

Name	Number of Shares Required to be Owned under our Stock Ownership Guidelines — the Lesser of:	Number of Shares Owned as of March 31, 2023[1]	Value of Shares Owned as of March 31, 2023[2]
Glenn D. Fogel, President and Chief Executive Officer	15,000 shares or shares valued at $5 million	26,822	$ 71,142,941
David Goulden, Executive Vice President and Chief Financial Officer	5,000 shares or shares valued at three times base salary	9,438	$ 25,033,446
Peter J. Millones, Executive Vice President and General Counsel	5,000 shares or shares valued at three times base salary	9,365	$ 24,839,820
Paulo Pisano, Chief Human Resources Officer	5,000 shares or shares valued at three times base salary	646	$ 1,713,457

(1) See Security Ownership of Certain Beneficial Owners and Management on page 39 for certain details relating to beneficial stock ownership, calculated in accordance with SEC rules.

(2) Based on the closing share price of $2,652.41 on March 31, 2023.

Our stock ownership guidelines also establish requirements for non-employee members of the Board, which are set forth under *Non-Employee Director Compensation and Benefits* on page 90. Our stock ownership guidelines are detailed in our Corporate Governance Principles available on our corporate website (www.bookingholdings.com).

Short-Selling, Hedging and Pledging Prohibitions

Our longstanding policy is to prohibit executive officers, directors, and employees from entering into hedging transactions with respect to our stock, speculating in our stock, or engaging in short-term trading in our stock such as "day trading." Such prohibited activity includes short selling (profiting if the market price of the securities decreases); buying or selling publicly traded options, including writing covered calls; buying our stock on margin (unless arrangements are made to cover any margin calls in cash); and arbitrage trading. We also do not permit our executive officers or directors to pledge any of our securities.

Pre-arranged Trading Plans

We encourage, but do not require, our executive officers to adopt pre-arranged trading plans that comply with Rule 10b5-1 under the Exchange Act (a "10b5-1 Plan"). With the SEC's adoption of new rules for the adoption and operation of a 10b5-1 Plan, we amended our internal guidelines to align with the SEC's new rules and also continue to impose restrictions beyond the SEC's new 10b5-1 rules that the Company believes are important guardrails, including the following:

- A 10b5-1 Plan must be adopted during an open trading window.

- The adoption or modification of a 10b5-1 Plan must adhere to the cooling-off period outlined in the SEC's new 10b5-1 rules.

- A 10b5-1 Plan must generally have a minimum term of one year. A 10b5-1 Plan may not be terminated earlier than the date provided for in the plan, except as approved by the chair of our Compensation Committee or, if unavailable, the chair of our Audit Committee.

We reserve the right to modify the terms of our 10b5-1 guidelines at any time.

In addition to the disclosure in Form 10-Q and Form 10-K required by the SEC's new 10b5-1 rules, consistent with our past practices, we intend to continue to provide a list of 10b5-1 Plans for our NEOs and directors on a quarterly basis following the closing of our trading window on our corporate website (www.bookingholdings.com).

Equity Award Dates

The Compensation Committee selected March 4, May 12, August 12, and November 12, 2023 as the grant dates for any equity awards to executive officers and other employees. The Compensation Committee (or the Board) reserves the right to adjust dates in advance or select additional grant dates in its sole discretion. All grants are approved in advance by the Compensation Committee (or the Board) or, on an exception basis, the Chair of the Compensation Committee.

Clawback Policy

Effective February 7, 2013, we adopted a policy with respect to the "clawback" of executive compensation pending adoption by the SEC and The Nasdaq Stock Market of final rules on the matter. The policy provides that under certain circumstances where an executive officer has engaged in misconduct that has resulted in the executive receiving excessive incentive-based compensation, the Board may seek recovery of such excessive incentive-based compensation. We are monitoring planned updates to Nasdaq's listing standards on this topic and will adopt any changes that may be necessary to satisfy these requirements when effective.

Compensation Committee Report

The Compensation Committee, comprised of independent directors, reviewed and discussed the above Compensation Discussion and Analysis with management. Based on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement for filing with the SEC.

COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

Mirian M. Graddick-Weir, Chair
Timothy Armstrong
Robert J. Mylod, Jr.
Lynn Vojvodich Radakovich

Summary Compensation Table

The following table shows compensation earned during 2022, 2021, and 2020 by the persons who served as our Chief Executive Officer and our Chief Financial Officer and the two next most highly-compensated executive officers serving in 2022. These individuals are referred to as the "named executive officers." These four individuals were our only executive officers for purposes of Exchange Act Rule 3b-7 during 2022. Titles shown in the table are titles held as of December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Glenn D. Fogel	2022	750,000	—	26,258,740	—	3,750,000[2]	16,182[5]	30,774,922
President and Chief Executive Officer	2021	750,000	—	48,010,707	—	5,212,500[3]	8,988	53,982,195
	2020	163,850	—[4]	6,954,041	—	—	30,707	7,148,598
David Goulden	2022	625,000	—	8,844,265	—	2,646,000[2]	9,388[5]	12,124,653
Executive Vice President and Chief Financial Officer	2021	600,000	—	15,375,661	—	3,500,000[3]	8,988	19,484,649
	2020	530,000	882,000[6]	22,578,057	—	—	8,838	23,998,895
Peter J. Millones	2022	552,083	—	8,488,874	—	2,114,700[2]	9,388[5]	11,165,045
Executive Vice President and General Counsel	2021	530,000	—	16,213,487	—	2,750,000[3]	8,988	19,502,475
	2020	468,167	704,900[6]	2,236,127	—	—	8,838	3,418,032
Paulo Pisano[7]	2022	420,225	—	2,999,640	—	1,050,562[2]	4,736[5]	4,475,163
Chief Human Resources Officer	2021	455,764	—	2,349,065	—	946,018[3]	9,980	3,760,827

(1)   Represents the aggregate grant date fair value of: (a) PSUs granted to Messrs. Fogel, Goulden, Millones, and Pisano in 2022; (b) RSUs granted to Messrs. Fogel, Goulden, and Millones in 2022; (c) PSUs granted to Messrs. Fogel, Goulden, Millones, and Pisano in 2021; (d) RSUs granted to Messrs. Fogel, Goulden, Millones, and Pisano in 2021; (e) adjustment of 2018 and 2019 PSUs granted to Messrs. Fogel, Goulden, and Millones in 2021; (f) Strategic PSUs granted to Mr. Goulden in 2020; and (g) RSUs granted to Messrs. Fogel and Millones in 2020, in each case computed in accordance with FASB ASC Topic 718. In February 2022, the performance targets for the two-year PSUs awarded to Messrs. Fogel and Millones in 2021 and the three-year PSUs awarded to Messrs. Fogel, Goulden and Millones in 2021 were set. As a result, the grant date was established for the second sub-period of these awards. The grant date fair value for the 2021 two-year PSUs granted on February 18, 2022 to Messrs. Fogel and Millones was calculated using the target number of shares associated with the second sub-period multiplied by the share price of $2,616.41, the closing price of our common stock on February 18, 2022. The grant date fair value for the 2021 three-year PSUs granted on February 18, 2022 to Messrs. Fogel, Goulden and Millones was calculated using the target number of shares associated with the second sub-period multiplied by the share price of $2,828.50, which was derived using Monte Carlo simulations (used because of the rTSR component of this award). The maximum number of shares that could be issued to Messrs. Fogel and Millones is two times the target number of shares for the second sub-period of the 2021 two- and three-year PSUs, which would result in: $12,647,726 and $14,295,239, respectively, for Mr. Fogel and $5,463,064 and $4,350,233, respectively, for Mr. Millones. The maximum number of shares that could be issued to Mr. Goulden is two times the target number of shares for the second sub-period of the 2021 three-year PSUs, which would result in $6,217,043. The grant date fair value for the two-year PSUs granted on March 4, 2022 to Mr. Goulden was calculated using the target number of shares for the first-sub period of the PSU grant multiplied by $2,161.87, which was derived using Monte Carlo simulations (used because of the rTSR modifier and TSR governor components of this award). The grant date fair value for the three-year PSUs granted on March 4, 2022 to Messrs. Fogel, Goulden, and Millones was calculated using the target number of shares multiplied by the share price of $2,198.33, which was derived using Monte Carlo simulations (used because of the rTSR modifier and TSR governor components of this award). The maximum number of shares of the 2022 three-year PSUs that could be issued to Messrs. Fogel and Millones is two times the target number of shares for the first sub-period, which would result in: $13,075,667 for Mr. Fogel and $3,662,418 for Mr. Millones. The maximum number of shares of each of the two- and three-year PSUs that could be issued to Mr. Goulden is two times the target number of shares for the first sub-period of each award, which would result in $3,856,776 and $2,616,013, respectively. The grant date fair value for the PSUs granted on March 4, 2022 to Mr. Pisano was calculated using the target number of shares multiplied by the share price of $2,102.06, which was the closing price of our common stock on March 3, 2022. The maximum number of shares that could be issued to Mr. Pisano is two times the target number of shares of the three-year PSU award, which would result in $5,999,279. The amounts in this column reflect our estimate of the payout for these awards, as of the date of grant, and do not correspond to the actual value, if any, that will be recognized by the NEOs. For additional information, please refer to Notes 2 and 4 of our Consolidated Financial Statements for the year ended December 31, 2022, included in our Annual Report on Form 10-K.

(2)   Represents 2022 cash awards paid in 2023 under the 2022 Bonus Plan.

(3)   Represents 2021 cash awards paid in 2022 under the 2021 Bonus Plan.

(4)   There was no bonus paid to Mr. Fogel under the 2020 Bonus Plan.

(5)   With respect to Messrs. Fogel, Goulden, and Millones, the amount represents the estimated value of insurance premiums paid by us during 2022 for life insurance and accidental death and dismemberment insurance for the benefit of such NEO and matching contributions made by us for each such NEO to our 401(k) plan for fiscal year 2022. For Mr. Fogel, the amount also includes an amount for tax gross-up. For Mr. Pisano, the amount represents the U.S. Dollar value of certain perquisites available to Mr. Pisano as a Booking.com employee during 2022.

(6) Mr. Goulden and Mr. Millones each received a bonus representing 70% of their respective bonus targets in 2021 relating to 2020 performance.

(7) Amounts (other than equity awards) for Mr. Pisano are converted using a EUR/USD exchange rate of 1.05056161 and 1.1825219, which were the average rates for 2022 and 2021, respectively. Mr. Pisano became an executive officer in August 2021.

Grants of Plan-Based Awards Table

The following table provides information about equity and non-equity awards granted to our named executive officers in 2022. The column "Estimated Possible Payouts under Non-Equity Incentive Plan Awards" shows the "target" cash payouts under the 2022 Bonus Plan at the time the plan was adopted. Actual payouts were made in March 2023 and can be found in the *Summary Compensation Table* in the column entitled "Non-Equity Incentive Plan Compensation" for 2022.

Name	Grant Date	Date Grant Approved	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Glenn D. Fogel	03/04/2022	03/01/2022	—	—	—	0	2,974	5,948	—	6,537,833
	03/04/2022	03/01/2022	—	—	—	—	—	—	2,973	6,249,424
	02/18/2022	02/18/2022	—	—	—	0	2,417	4,834	—	6,323,863
	02/18/2022	02/18/2022	—	—	—	0	2,527	5,054	—	7,147,620
			—	1,875,000	—	—	—	—	—	—
David Goulden	03/04/2022	03/01/2022	—	—	—	0	595	1,190	—	1,308,006
	03/04/2022	03/01/2022	—	—	—	0	892	1,784	—	1,928,388
	03/04/2022	03/01/2022	—	—	—	—	—	—	1,189	2,499,349
	02/18/2022	02/18/2022	—	—	—	0	1,099	2,198	—	3,108,522
			—	1,323,000	—	—	—	—	—	—
Peter J. Millones	03/04/2022	03/01/2022	—	—	—	0	833	1,666	—	1,831,209
	03/04/2022	03/01/2022	—	—	—	—	—	—	833	1,751,016
	02/18/2022	02/18/2022	—	—	—	0	1,044	2,088	—	2,731,532
	02/18/2022	02/18/2022	—	—	—	0	769	1,538	—	2,175,117
			—	1,057,350	—	—	—	—	—	—
Paulo Pisano	03/04/2022	03/01/2022	—	—	—	1,427	1,427	2,854	—	2,999,640
			—	525,281	—	—	—	—	—	—

(1) These columns show the target amount of the payout for each NEO under the 2022 Short-term Incentive Plan at the time it was adopted. The actual payments to NEOs for 2022 are included in the column entitled "Non-equity Incentive Plan Compensation" of the Summary Compensation Table. The business measurements and performance goals for determining the payouts under the 2022 Short-term Incentive Plan are described in the Compensation Discussion and Analysis beginning on page 54.

(2) These columns show the "Threshold," "Target," and "Maximum" number of shares of our common stock that could be issued in connection with the first sub-period of the two-year 2022 PSUs (applicable to Mr. Goulden) and three-year 2022 PSUs (applicable to Messrs. Fogel, Goulden, Millones, and Pisano) and the second sub-period of our two-year 2021 PSUs (applicable to Messrs. Fogel and Millones) and three-year 2021 PSUs (applicable to Messrs. Fogel, Goulden, and Millones). The performance targets for each of the annual performance periods under each of the 2022 PSUs and the 2021 PSUs are set at the beginning of each performance year. Therefore, the target number of shares reported is one-half of the target number of shares of the applicable two-year PSUs and one-third of the target number of shares of the applicable three-year PSUs, which is the portion of the PSUs for which performance targets were set in 2022. The performance periods for the two- and three-year PSUs granted in 2022 end on December 31, 2023 and December 31, 2024, respectively. The performance periods for the two- and three-year PSUs granted in 2021 end on December 31, 2022 and December 31, 2023, respectively. The "Threshold" number of shares that could be issued in connection with the 2022 PSUs granted to Mr. Pisano is the same as the target number of shares for the complete three-year performance period because the minimum performance factor of the PSUs granted to Mr. Pisano is one times target. The performance criteria for determining the number of shares of our common stock to be issued, if any, in connection with the PSUs is described under Long-term Incentive Program in the Compensation Discussion and Analysis beginning on page 59.

(3) Represents the aggregate grant date fair value, as applicable, of PSUs and RSUs granted to the named executive officers, computed in accordance with FASB ASC Topic 718. Generally, the grant date fair value is the full amount that we would expense in our financial statements over the award's vesting schedule. In February 2022, the grant date fair value of the 2021 two-year PSUs awarded to Messrs. Fogel and Millones included in the table were calculated using the target number of shares associated with the second sub-period multiplied by the share price of $2,616.41, the closing price of our common stock on February 18, 2022. The grant date fair value of the 2021 three-year PSUs awarded to Messrs. Fogel, Goulden, and Millones included in the table is equal to the target number of shares associated with the second sub-period multiplied by the share price of $2,828.50, which was derived using Monte Carlo simulations (used because of the rTSR modifier component of this award). The grant date fair value for the two-year PSUs granted to Mr. Goulden on March 4, 2022 was calculated using the target number of shares associated with the first sub-period multiplied by the share price of $2,161.87, which was derived using Monte Carlo simulations (used because of the rTSR modifier and TSR governor components of this award). The grant date fair value for the three-year PSUs granted on March 4, 2022, to Messrs. Fogel, Goulden, and Millones was calculated using the target number of shares associated with the first sub-period multiplied by the share price of $2,198.33, which was derived using Monte Carlo simulations (used because of the rTSR modifier and TSR governor components of this award). The actual number of shares to be issued for the applicable two-year or three-year PSUs, if any, will be determined based on the relevant performance criteria over the remaining performance period and the application of the rTSR modifier and the TSR governor at the end of the performance period. The grant date fair value of the RSUs granted to Messrs. Fogel, Goulden, and Millones on March 4, 2022, was calculated using the target number of shares multiplied by the share price of $2,102.06, which was the closing price of our common stock on March 3, 2022. Although the performance criteria for the second and third sub-periods of the PSUs granted to Mr. Pisano have not been established, the grant date fair value was calculated using the target number of shares for the full performance period multiplied by the share price of $2,102.06, which was the closing price of our common stock on March 3, 2022. As of the grant date, the estimated probable number of shares that could be issued in connection with Mr. Pisano's PSUs at the end of the performance period is the "threshold" grant amount. The actual number of shares to be issued above threshold for Mr. Pisano's PSUs, if any, will be determined based on the relevant performance criteria over the remaining performance period. For additional information, please refer to Notes 2 and 4 of our Consolidated Financial Statements for the year ended December 31, 2022, included in our Annual Report on Form 10-K.

Outstanding Equity Awards at 2022 Fiscal Year-End Table

The following table provides information on the holdings of stock awards by our NEOs at fiscal year-end 2022, including any unvested RSUs, unvested PSUs with performance or service conditions that have not yet been satisfied, and unvested or unexercised stock option awards as of December 31, 2022. The market value of the stock awards is based on the closing price of our common stock on December 30, 2022, which was $2,015.28.

| | Option Awards | | | | | Stock Awards | | | |
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)
Glenn D. Fogel	—	—	—	—	—	31,489[1]	63,459,152	—	0
David Goulden	—	—	—	—	—	25,563[2]	51,516,603	—	0
Peter J. Millones	—	—	—	—	—	10,620[3]	21,402,274	—	0
Paulo Pisano	0	2,127[4]	2,127	1,411.00	05/12/2030	3,385[5]	6,821,723	1,134[6]	2,285,328

(1) Represents 1,104 shares of our common stock subject to RSUs granted to Mr. Fogel in December 2020 that are scheduled to vest on December 18, 2023, 1,684 shares of our common stock subject to RSUs granted in March 2021 that are scheduled to vest ratably on March 4, 2023 and March 4, 2024, respectively, and 2,973 shares of our common stock subject to RSUs granted in March 2022 that are scheduled to vest ratably on March 4, 2023, March 4, 2024, and March 4, 2025, respectively. Also includes: in connection with the two-year 2021 PSUs, 9,670 shares for which the performance periods commenced on January 1, 2021 or 2022 and ended on December 31, 2021 or 2022, as applicable, which represents two times the target number of shares of our common stock for the first- and second-sub periods and were issued in March 2023; in connection with the three-year 2021 PSUs, 10,110 shares for which the performance periods commenced on January 1, 2021 or 2022 and ended on December 31, 2021 or 2022, as applicable, which represents two times the target number of shares for the first- and second-sub periods that could be issued following the end of the performance period, subject to continued employment with us and the rTSR modifier, which is not a performance criteria; and in connection with the three-year 2022 PSUs, 5,948 shares for which the performance period commenced on January 1, 2022 and ended on December 31, 2022, which represents two times the target number of shares for the first sub-period that could be issued following the end of the performance period, subject to continued employment with us and the rTSR modifier and the TSR governor, which are not performance criteria.

(2) Represents 732 shares of our common stock subject to RSUs granted to Mr. Goulden in March 2021 that are scheduled to vest ratably on March 4, 2023 and March 4, 2024, respectively, and 1,189 shares of our common stock subject to RSUs granted in March 2022 that are scheduled to vest ratably on March 4, 2023, March 4, 2024, and March 4, 2025, respectively. Also includes: in connection with the three-year 2021 PSUs, 4,396 shares for which the performance period commenced on January 1, 2021 or 2022 and ended on December 31, 2021 or 2022, as applicable, which represents two times the target number of shares for the first- and second-sub periods that could be issued following the end of the performance period, subject to continued employment with us and the rTSR modifier, which is not a performance criteria; in connection with the two-year 2022 PSUs, 1,784 shares for which the performance period commenced on January 1, 2022 and ended on December 31, 2022, which represents two times the target number of shares for the first sub-period that could be issued following the end of the performance period, subject to continued employment with us and the rTSR modifier and TSR governor, which are not performance criteria; in connection with the three-year 2022 PSUs, 1,190 shares for which the performance period commenced on January 1, 2022 and ended on December 31, 2022, which represents two times the target number of shares for the first sub-period that could be issued following the end of the performance period, subject to continued employment with us and the rTSR modifier and TSR governor, which are not performance criteria; and in connection with the Strategic PSUs, 16,272 shares for which the performance period commenced on the applicable date of grant (i.e., August 12, 2020 or November 12, 2020) and ended on December 31, 2022 and which represents 1.8 times the target number of shares of our common stock that were issued upon vesting in March 2023.

(3) Includes 355 shares of our common stock subject to RSUs granted to Mr. Millones in December 2020 that are scheduled to vest on December 18, 2023, 512 shares of our common stock subject to RSUs granted in March 2021 that are scheduled to vest ratably on March 4, 2023 and March 4, 2024, respectively, and 833 shares of our common stock subject to RSUs granted in March 2022 that are scheduled to vest ratably on March 4, 2023, March 4, 2024, and March 4, 2025, respectively. Also includes: in connection with the two-year 2021 PSUs, 4,176 shares for which the performance periods commenced on January 1, 2021 or 2022 and ended on December 31, 2021 or 2022, as applicable, which represents two times the target number of shares of our common stock for the first- and second-sub periods and were issued in March 2023 upon vesting; and in connection with the three-year 2021 PSUs, 3,078 shares for which the performance periods commenced on January 1, 2021 or 2022 and ended on December 31, 2021 or 2022, as applicable, which represents two times the target number of shares for the first- and second-sub periods that could be issued following the end of the performance period in connection with the three-year PSUs, subject to continued employment with us and the rTSR modifier, which is not a performance criteria; and in connection with the three-year 2022 PSUs, 1,666 shares for which the performance period commenced on January 1, 2022 and ended on December 31, 2022, which represents two times the target number of shares for the first sub-period that could be issued following the end of the performance period, subject to continued employment with us and the rTSR modifier and the TSR governor, which are not performance criteria.

(4) Represents the number of shares of our common stock subject to non-qualified stock options granted to Mr. Pisano in May 2020 that vested in March 2023.

(5) Includes 59 shares of our common stock subject to RSUs granted to Mr. Pisano in March 2020 that vested on March 4, 2023; 236 shares of our common stock subject to RSUs granted in May 2020 that vested in March 2023; and 272 shares of our common stock subject to RSUs granted in August 2021 that are scheduled to vest ratably on August 12, 2023 and August 12, 2024, respectively; in connection with the three-year 2021 PSUs, subject to continued employment, 366 shares for which the performance period commenced on January 1, 2021 and ended on December 31, 2021 which represents two times the target number of shares for the first sub-period that could be issued following the end of the performance period, 366 shares for which the performance period commenced on January 1, 2022 and ended on December 31, 2022, which represents two times the target number of shares for the second sub-period, and 183 shares for which the performance period commenced on January 1, 2023 and ends on December 31, 2023, which represents one times the target number of shares for the third sub-period, that could be issued following the end of the performance period; in connection with the three-year 2022 PSUs, subject to continued employment, 952 shares for which the performance period commenced on January 1, 2022 and ended on December 31, 2022 and which represents two times the target number of shares for the first sub-period that could be issued following the end of the performance period; 476 shares for which the performance period commenced on January 1, 2023 and ends on December 31, 2023, which represents one times the target number of shares for the second sub-period, and 475 shares for which the performance period commences on January 1, 2024 and ends on December 31, 2024, which represents one times the target number of shares for the third sub-period, that could be issued following the end of the performance period in connection with the three-year PSUs.

(6) Includes: 183 shares for the third sub-period of the 2021 PSUs and 951 shares of the 2022 PSUs (476 & 475 shares for each of the second and third sub-periods in the 2023 and 2024 calendar years, respectively), which represent one times the target number of shares of our common stock attributable to such sub-periods that could be issued following the end of the performance period in connection with the three-year PSUs.

Option Exercises and Stock Vested Table

The following table contains information about the vesting of stock awards held by our NEOs in 2022. There were no options exercised by our named executive officers in 2022.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Glenn D. Fogel	10,454	21,794,420[1]
David Goulden	3,431	7,212,168[2]
Peter J. Millones	3,676	7,669,127[1]
Paulo Pisano	757	1,586,012[3]

(1) Reflects vesting of PSUs and RSUs in March 2022 with a per share market price of $2,102.06, the closing price of our common stock on March 3, 2022 and vesting of RSUs in December 2022 with a per share market price of $1,938.55, the closing price of our common stock on December 16, 2022.

(2) Reflects vesting of PSUs and RSUs in March 2022 with a per share market price of $2,102.06, the closing price of our common stock on March 3, 2022.

(3) Reflects vesting of RSUs in March 2022 with a per share market price of $2,102.06, the closing price of our common stock on March 3, 2022, and vesting of RSUs in August 2022 with a per share market price of $2,063.76, the closing price of our common stock on August 11, 2022.

Employment Contracts, Termination of Employment and Change in Control Arrangements

Our NEOs' employment agreements generally provide for minimum annual base salaries and that each executive will be eligible to participate at a level commensurate with their position in our annual bonus and long-term compensation plans generally made available to our senior executives and to participate in all benefit plans and arrangements and fringe benefits and perquisite programs generally provided to our other comparable senior executives. Additional material terms of each NEO's employment agreement and equity instruments outstanding at December 31, 2022, are summarized below.

Mr. Fogel

Employment Agreement

On December 15, 2016, we entered into an employment agreement with Mr. Fogel effective January 1, 2017 in connection with his appointment as our President and Chief Executive Officer and as a member of the Board. In connection with Mr. Fogel taking on the additional roles of Chief Executive Officer and director of Booking.com in 2019, we amended and supplemented this agreement with a Letter Agreement, dated October 24, 2019. In addition to providing that Mr. Fogel will serve in the additional roles until the earliest of (a) the termination of his employment with us, (b) his removal pursuant to Booking.com's Articles of Association and (c) his resignation from either or both such positions, this amendment provides certain benefits to Mr. Fogel to ensure that Mr. Fogel is not subject to adverse tax consequences and does not incur additional expenses as a result of serving as Chief Executive Officer of Booking.com. Further, in the event Mr. Fogel terminates his employment with us, he agrees that he will voluntarily resign from his positions with Booking.com. Undefined capitalized terms in this section are defined in the NEOs' respective employment agreements.

Term

Mr. Fogel's employment agreement has an initial three-year term that began on January 1, 2017, which is terminable by either party upon ninety days' written notice. The three-year initial term is automatically extended for additional one-year periods unless either party gives written notice to the other party at least ninety days prior to the expiration of the initial three-year term or the then-current one year additional period that the employment agreement will not be extended.

Termination without "Cause" or for "Good Reason"

In the event of a termination of Mr. Fogel's employment without "Cause" or by Mr. Fogel for "Good Reason," Mr. Fogel will be entitled to receive his compensation accrued through the date of his termination of employment and the following severance compensation and benefits:

1. two times his base salary and target bonus, if any, paid over a 24-month period following his termination of employment;

2. if a bonus plan is in place, a pro-rata actual annual bonus for the year in which termination of employment occurs; and

3. continuation for eighteen months following termination of employment of group health insurance benefits as if Mr. Fogel were our employee.

If Mr. Fogel's employment is terminated without "Cause" or by Mr. Fogel for "Good Reason" on or within twelve months after the consummation of, or, under certain circumstances, within six months prior to, a "Change in Control", Mr. Fogel will be entitled to the following severance compensation and benefits, subject to his executing and not revoking a release:

1. three times the sum of his base salary and target bonus, if any, for the year in which such termination occurs, paid over a 36-month period following his termination of employment;

2. if a bonus plan is in place, a pro-rata annual bonus for the year in which termination of employment occurs, determined at the higher of actual and target performance; and

3. continuation for up to eighteen months following termination of employment of group health insurance benefits as if Mr. Fogel were our employee.

Termination as the Result of Death or "Disability"

In the event of a termination of Mr. Fogel's employment as the result of his death or "Disability," Mr. Fogel or, as applicable, his heirs will be entitled to receive, his compensation accrued through the date of termination of employment, if a bonus plan is in place, a pro-rata target annual bonus for the year in which termination of employment occurs, continuation for twelve months following his death of group health insurance benefits for his dependents (or for Mr. Fogel, if he is terminated as the result of "Disability") as if he were our employee, and in the event of termination of Mr. Fogel's employment as the result of "Disability," continuation for twelve months following termination of employment of group life and disability insurance benefits as if Mr. Fogel were our employee.

Other

In addition, subject to certain limitations, if severance remuneration payable under the employment agreement is held to constitute a "parachute payment" under Section 280G of the Internal Revenue Code, we will reduce the amount of such payment to the extent necessary so that no portion of the payment, so reduced, would constitute a "parachute payment" if such reduction would result in an increase in the aggregate payments and benefits to be provided to Mr. Fogel determined on an after tax basis. Mr. Fogel also entered into a non-competition and non-solicitation agreement with us pursuant to which Mr. Fogel is subject to one-year non-competition and non-solicitation obligations following Mr. Fogel's termination of employment with us.

Equity Instruments

PSUs

Each of the three PSU awards granted to Mr. Fogel in March 2021 (the "2021 PSUs") and the PSU award granted to Mr. Fogel in March 2022 (the "2022 PSUs") provide for accelerated vesting upon a termination of service without "Cause," for "Good Reason," or as the result of death or "Disability." The number of shares to be delivered to Mr. Fogel upon vesting would depend on the termination event and when it occurred and, for the three-year 2021 PSUs and 2022 PSUs, the application of the rTSR modifier and the application of the TSR Governor in the case of the 2022 PSUs.

Upon a termination of service as the result of death (that does not occur coincident with or following a "Change in Control"), the PSU performance multiplier would be applied to (i) the target number of PSUs allocated to any completed measurement periods based on actual performance, for the three-year 2021 PSUs and the 2022 PSUs, the rTSR modifier, and for the 2022 PSUs, the TSR Governor, and (ii) the sum of (a) a pro-rata portion of the target number of PSUs allocated to the measurement period during which the termination occurred (based on the number of days that had elapsed since the beginning of such measurement period as of the date of his termination of service), based generally on our performance through the most recent fiscal quarter for which our financial results have been publicly reported closest to the termination of service as a result of his death, for the three-year 2021 PSUs and 2022 PSUs, the rTSR modifier, and for the 2022 PSUs, the TSR Governor and (b) a pro-rata portion of the target number of PSUs allocated to the measurement period during which the termination occurred (based on the number of days that had elapsed from the date of termination through the end of such measurement period). In addition, for any measurement periods that had not yet started at the time of termination of service as a result of death, Mr. Fogel would receive the target number of PSUs allocated to those measurement periods without the application of any performance multiplier, rTSR modifier, or TSR Governor, if applicable. The number of shares that Mr. Fogel could receive could range from 0 to 2x of the total number of shares subject to the applicable PSU award.

Upon a termination of service without "Cause," for "Good Reason," or as the result of "Disability" that does not occur coincident with or following a "Change in Control," the PSU performance multiplier and, for the three-year 2021 PSUs and 2022 PSUs, the rTSR modifier, and for the 2022 PSUs, the TSR Governor, would be applied to (i) the target number of PSUs allocated to any completed measurement periods based on actual performance, if any, and (ii) a pro-rata portion of the target number of PSUs allocated to the measurement period during which the termination occurs (based on the number of days that had elapsed since the beginning of such measurement period as of the date of his termination of service) based generally on our performance through the most recent fiscal quarter for which our financial results have been publicly reported closest to the termination of service. The number of shares that Mr. Fogel could receive could range from 0 to 2x of the total number of shares subject to the applicable PSU award.

If a "Change in Control" occurs prior to (i) March 4, 2025 for the 2022 PSUs, (ii) March 4, 2024 for the three-year 2021 PSUs, or (iii) March 4, 2023 for the two-year 2021 PSUs, and Mr. Fogel's service is terminated as a result of death coincident with or following the effective date of the "Change in Control," the PSU performance multiplier would be applied to (i) the target number of PSUs allocated to any completed measurement periods based on actual performance and, for the three-year 2021 PSUs and 2022 PSUs, the rTSR modifier, and for the 2022 PSUs, the TSR Governor, and (ii) the sum of (a) a pro-rata portion of the target number of PSUs allocated to the measurement period during which the "Change in Control" occurs (based on the number of days that had elapsed since the beginning of such measurement period as of the date of the "Change in Control"), based generally on our performance through the most recent fiscal quarter for which our financial results have been publicly reported closest to the "Change in Control", for the three-year 2021 PSUs and the 2022 PSUs, the rTSR modifier, and for the 2022 PSUs, the TSR Governor, and (b) a pro-rata portion of the target number of PSUs allocated to the measurement period during which the "Change in Control" occurs (based on the number of days that had elapsed since the date of the "Change in Control" through the end of such measurement period). In addition, for any measurement periods that had not yet started as of the date of the "Change in Control," if applicable, Mr. Fogel would receive the target number of PSUs allocated to those measurement periods without the application of any performance multiplier, rTSR modifier, or TSR Governor, if applicable. The number of shares that Mr. Fogel could receive could range from 0 to 2x of the total number of shares subject to the applicable PSU award.

If a "Change in Control" occurs prior to (i) March 4, 2025 for the 2022 PSUs, (ii) March 4, 2024 for the three-year 2021 PSUs, or (iii) March 4, 2023 for the two-year 2021 PSUs, and Mr. Fogel's service is terminated without "Cause," for "Good Reason," or as a result of "Disability" coincident with or at any time following the effective date of the "Change in Control," the PSU performance multiplier and, for the three-year 2021 PSUs and the 2022 PSUs, the rTSR modifier, and for the 2022 PSUs, the TSR Governor, would be applied to (i) the target number of PSUs allocated to any completed measurement periods based on actual performance and (ii) the sum of (a) a pro-rata portion of the target number of PSUs allocated to the measurement period during which the "Change in Control" occurs (based on the number of days that had elapsed since the beginning of such measurement period as of the date of the "Change in Control"), based generally on our performance through the most recent fiscal quarter for which our financial results have been publicly reported closest to the date of the "Change in Control" and (b) a pro-rata portion of the target number of PSUs (based on the number of days that had elapsed since the date of the "Change in Control" through the end of the applicable vesting period). The number of shares that Mr. Fogel could receive could range from 0 to 2x of the total number of shares subject to the applicable PSU award.

RSUs

The RSUs granted to Mr. Fogel in December 2020 provide for full vesting upon a termination of service as the result of his death and pro rata vesting upon a termination of service without "Cause," a termination of service for "Good Reason," or a termination of service as the result of "Disability," in each case based on the number of days elapsed from December 18, 2020 (the grant date of such RSUs) or the anniversary of the grant date that immediately precedes the termination, whichever applies, through and including the date of termination.

The RSUs granted to Mr. Fogel in March 2021 (the "2021 RSUs") and March 2022 (the "2022 RSUs") are subject to three-year ratable vesting, but provide for full vesting upon a termination of service as the result of his death and pro rata vesting upon a termination of service without "Cause," a termination of service for "Good Reason," or a termination of service as the result of "Disability," in each case based on the number of days elapsed from March 4, 2021 (for the 2021 RSUs), March 4, 2022 (for the 2022 RSUs) or the anniversary of the grant date that immediately precedes the date of termination, whichever applies, through and including the date of termination.

Mr. Goulden

Employment Agreement

Effective March 1, 2018, Mr. Goulden became our Executive Vice President and Chief Financial Officer. On January 19, 2018, we entered into an employment agreement with Mr. Goulden, effective March 1, 2018 in connection with his appointment as Executive Vice President and Chief Financial Officer. In connection with Mr. Goulden's pending transition to a different role, on February 21, 2023, the Company and Mr. Goulden entered into a letter agreement (the "Goulden Letter Agreement").
The Goulden Letter Agreement provides that Mr. Goulden (1) will remain a full-time employee and continue to serve as the Company's Executive Vice President and Chief Financial Officer until a successor begins employment with the Company, and (2) will continue to receive a base salary of $630,000 and be eligible for a cash bonus for the 2023 year. Mr. Goulden will not be eligible for a cash bonus for any period after December 31, 2023. Mr. Goulden's outstanding equity awards will continue to vest under their terms so long as he continues to provide services to the Company. A third of the PSU and RSU awards granted to Mr. Goulden on March 4, 2023 are eligible to vest on March 4, 2024, and the remaining portions of those PSU and RSU awards are eligible to vest quarterly until March 4, 2026 so long as Mr. Goulden continues service to the Company. Regardless of the date Mr. Goulden ceases service to the Company, the receipt of any shares that vest under the PSU award granted to Mr. Goulden on March 4, 2023 will not take place until March 2026 (other than in the event of Mr. Goulden's death or termination without "cause," for "good reason," or as a result of "Disability" coinciding with or following a "Change in Control," where shares are delivered on termination).

Term

Mr. Goulden's original employment agreement, which is terminable by either party upon ninety days' written notice and is automatically extended for additional one-year periods unless either party gives ninety days written notice of termination, is in effect until the date his successor begins employment. Following this date, Mr. Goulden will be employed in a different position by, become a consultant to, or serve on a managing board of the Company or a subsidiary or affiliate up until March 4, 2026.

Termination without "Cause," for "Good Reason"

In the event of a termination of Mr. Goulden's employment without "Cause" or by Mr. Goulden for "Good Reason", subject to his executing and not revoking a release, Mr. Goulden will be entitled to receive his compensation accrued through the date of his termination of employment and the following severance compensation and benefits:

1. one times the sum of his base salary and target bonus, paid over a 12-month period following his termination of employment;

2. if a bonus plan is in place, a pro-rata actual annual bonus for the year in which termination of employment occurs; and

3. continuation for twelve months following termination of employment of group health insurance benefits as if Mr. Goulden were our employee.

If Mr. Goulden's employment is terminated without "Cause" or by Mr. Goulden for "Good Reason" on or within twelve months after the consummation of, or, under certain circumstances, within six months prior to, a "Change in Control," Mr. Goulden will be entitled to the following severance compensation and benefits, subject to his executing and not revoking a release:

1. two times the sum of his base salary and target bonus, if any, for the year in which such termination occurs, paid over a 24-month period following his termination of employment;

2. if a bonus plan is in place, a pro-rata annual bonus for the year in which termination of employment occurs, determined at the higher of actual and target performance; and

3. continuation for up to twelve months following termination of employment of group health insurance benefits as if Mr. Goulden were our employee.

Termination as the Result of Death or "Disability"

In the event of a termination of Mr. Goulden's employment as the result of his death or "Disability," Mr. Goulden or, as applicable, his heirs will be entitled to receive his compensation accrued through the date of termination of employment, if a bonus plan is in place, a pro-rata target annual bonus for the year in which termination of employment occurs, continuation for twelve months following his death of group health insurance benefits for his dependents (or for Mr. Goulden, if he is terminated as the result of "Disability") as if he were our employee, and in the event of termination of Mr. Goulden's employment as the result of "Disability," continuation for twelve months following termination of employment of group life and disability insurance benefits as if Mr. Goulden were our employee.

Other

In addition, subject to certain limitations, if severance remuneration payable under the employment agreement is held to constitute a "parachute payment" under Section 280G of the Internal Revenue Code, we will reduce the amount of such payment to the extent necessary so that no portion of the payment, so reduced, would constitute a "parachute payment" if such reduction would result in an increase in the aggregate payments and benefits to be provided to Mr. Goulden determined on an after tax basis. Concurrently with entering into the employment agreement, Mr. Goulden also entered into a non-competition and non-solicitation agreement with us pursuant to which Mr. Goulden is subject to one-year non-competition and non-solicitation obligations following Mr. Goulden's termination of employment with us.

Equity Instruments

PSUs

The PSUs granted to Mr. Goulden in August and November 2020 provide for accelerated vesting upon a termination of service without "Cause," a termination of service for "Good Reason," or a termination of service as the result of death or "Disability." The number of shares to be delivered to Mr. Goulden would depend on the termination event (termination without cause/good reason/death/disability) and when it occurred.

Upon a termination of service without "Cause," for "Good Reason," or as the result of "Disability" that does not occur coincident with or following a "Change in Control," the PSU performance multiplier would be applied to a pro rata portion (based on the number of days that had elapsed since August 12, 2020 or November 12, 2020, as applicable (the grant dates of such PSUs) as of the date of his termination of service) of Mr. Goulden's "target" PSU grant and could range from 1x to 2x, depending on the Company's performance prior to the date of his termination and the stock price appreciation that had occurred between August 12, 2020 or November 12, 2020, as applicable, and the date of his termination.

Upon a termination of service as the result of death that does not occur coincident with or following a "Change in Control," the PSU performance multiplier would be applied to Mr. Goulden's "target" PSU grant and could range from 1x to 2x, depending on the Company's performance prior to the date of his death and the stock price appreciation that had occurred between August 12, 2020 or November 12, 2020, as applicable (the grant dates of such PSUs), and the date of his death.

If a "Change in Control" occurs prior to March 4, 2023 and Mr. Goulden's service is terminated without "Cause," for "Good Reason," or as a result of death or "Disability" coincident with or at any time following the effective date of the "Change in Control," the PSU performance multiplier would be applied to a pro rata portion (based on the number of days that had elapsed since August 12, 2020 or November 12, 2020, as applicable (the grant dates of such PSUs) as of the effective date of the "Change in Control") of Mr. Goulden's "target" PSU grant and the performance multiplier could range from 1x to 2x, depending on the Company's performance prior to the effective date of the "Change in Control" and the stock price appreciation that had occurred between August 12, 2020 or November 12, 2020, as applicable, and the effective date of the "Change in Control." Mr. Goulden would also receive a pro rata portion of Mr. Goulden's "target" PSU grant (based on the number of days that had elapsed since the effective date of the "Change in Control" as of the date of his termination (or, in the case of a termination of service as a result of death, March 4, 2023)) without the application of the performance multiplier.

The PSUs granted to Mr. Goulden in March 2021 would be treated in the same fashion as the PSUs granted to Mr. Fogel in March 2021 described above under *Mr. Fogel — Equity Instruments.*

The PSUs granted to Mr. Goulden in March 2022 would be treated in the same fashion as the 2022 PSUs granted to Mr. Fogel described above under Mr. Fogel — Equity Instruments, with certain exceptions. Certain of the PSUs granted to Mr. Goulden in March 2022 will vest on March 4, 2024. Therefore, a termination of service without "Cause," a termination of service for "Good Reason," a termination of service as the result of death or "Disability," and a termination coincident with or following a Change in Control described above under Mr. Fogel — Equity Instruments apply if those terminations happen before March 4, 2024.

RSUs

The RSUs granted to Mr. Goulden in March 2021 and March 2022, would be treated in the same fashion as the RSUs granted to Mr. Fogel in March 2021 and March 2022, respectively, described above under *Mr. Fogel — Equity Instruments.*

Mr. Millones

Employment Agreement

Termination without "Cause" or for "Good Reason"

In the event of a termination of Mr. Millones' employment by us without "Cause" or by Mr. Millones for "Good Reason", Mr. Millones will be entitled to receive his compensation accrued through the date of his termination of employment and the following severance compensation and benefits:

1. two times his base salary and target bonus, if any, paid over a 12-month period following his termination of employment;

2. if a bonus plan is in place, a pro-rata target annual bonus for the year in which termination of employment occurs; and

3. continuation for one year following termination of employment of group health, life and disability insurance benefits as if he were our employee (in the event of a "Change in Control," continuation of benefits is for two years following the termination of employment).

Termination as a Result of Death or "Disability"

In the event of a termination of Mr. Millones' employment as a result of death or "Disability", Mr. Millones or, as applicable, his heirs will be entitled to receive his compensation accrued through the date of termination of employment, if a bonus plan is in place, a pro-rata target annual bonus for the year in which termination of employment occurs, in the event of termination as a result of death, continuation for one year following termination of employment of group health insurance benefits for Mr. Millones' dependents as if he were our employee, and in the event of termination as a result of "Disability," continuation for one year following termination of employment of group health, life, and disability insurance benefits, as if he were our employee.

Other

Mr. Millones' employment agreement provides that, subject to certain limitations, if severance remuneration payable under the employment agreement is held to constitute an excess parachute payment under Section 280G of the Internal Revenue Code, we will reduce the amount of such payment to the extent necessary so that no portion of the payment, so reduced, would constitute a "parachute payment" if such reduction would result in an increase in the aggregate payments and benefits to be provided to Mr. Millones determined on an after tax basis. Mr. Millones entered into a separate non-competition and non-solicitation agreement with us in February 2013 pursuant to which Mr. Millones is subject to one-year non-competition and non-solicitation obligations following Mr. Millones' termination of employment with us.

Equity Instruments

PSUs

The PSUs granted to Mr. Millones in March 2021 and March 2022 would be treated in the same fashion as the PSUs granted to Mr. Fogel in March 2021 and March 2022, respectively, described above under *Mr. Fogel — Equity Instruments*.

RSUs

The RSUs granted to Mr. Millones in December 2020, March 2021, and March 2022 would be treated in the same fashion as the RSUs granted to Mr. Fogel in December 2020, March 2021, and March 2022, respectively, described above under *Mr. Fogel — Equity Instruments*.

Mr. Pisano

Employment Agreement

Effective August 1, 2021, Mr. Pisano became our Chief Human Resources Officer in addition to his role as the Senior Vice President and Chief People Officer of Booking.com. On July 31, 2021, we entered into a letter agreement with Mr. Pisano in connection with his appointment as the Company's Chief Human Resources Officer. The letter agreement supplements the Dutch employment contract between Mr. Pisano and Booking.com, effective March 2, 2020, which provides for Mr. Pisano's terms of employment in his role as SVP and Chief People Officer, including one-year non-competition and non-solicitation covenants.

Term

Mr. Pisano's letter agreement has an initial period of approximately twelve to eighteen months, which is terminable by either party.

Termination without "Cause" or for "Good Reason"

In the event of a termination of Mr. Pisano's employment by us without "Cause" or by Mr. Pisano for "Good Reason," Mr. Pisano will be entitled to receive his compensation accrued through the date of his termination of employment and the following severance compensation and benefits, subject to his executing and not revoking a release:

1. one times his base salary and target bonus, if any, paid over a 12-month period following his termination of employment;

2. if a bonus plan is in place, a pro-rata target annual bonus for the year in which termination of employment occurs;

3. reimbursement of up to EUR 50,000 for the cost of all reasonable relocation expenses incurred with respect to Mr. Pisano's relocation to a country other than the Netherlands that occurs within 180 days following the termination of his employment; and

4. reimbursement of up to EUR 10,000 of any legal fees, for purposes of negotiating the termination agreement as required under Dutch law.

In the event of the termination of Mr. Pisano's employment by us without "Cause" or by Mr. Pisano for "Good Reason," within six months preceding, or twelve months following, a "Change in Control," Mr. Pisano will be entitled to receive his compensation accrued through the date of his termination of employment and the following severance compensation and benefits, subject to his executing and not revoking a release:

1. two times his base salary and target bonus, if any, paid over a 24-month period following his termination of employment;

2. if a bonus plan is in place, a pro-rata target annual bonus for the year in which termination of employment occurs;

3. reimbursement of up to EUR 50,000 for the cost of all reasonable relocation expenses incurred with respect to Mr. Pisano's relocation to a country other than the Netherlands that occurs within 180 days following the termination of his employment; and

4. reimbursement of up to EUR 10,000 in any legal fees, for purposes of negotiating the termination agreement as required under Dutch law.

Termination as a Result of Death

In the event of a termination of Mr. Pisano's employment as a result of death, Mr. Pisano will be entitled to receive his compensation accrued through the date of termination of employment and a pro-rata target annual bonus for the year in which termination of employment occurs (if a bonus plan is in place).

Other

Mr. Pisano's employment agreement provides that, subject to certain limitations, if severance remuneration payable under his employment agreement is held to constitute an excess parachute payment under Section 280G of the Internal Revenue Code, we will reduce the amount of such payment to the extent necessary so that no portion of the payment, so reduced, would constitute a "parachute payment" if such reduction would result in an increase in the aggregate payments and benefits to be provided to Mr. Pisano determined on an after tax basis. Mr. Pisano entered into a separate non-competition and non-solicitation agreement with us in July 2021 pursuant to which Mr. Pisano is subject to one-year non-competition and non-solicitation obligations following Mr. Pisano's termination of employment with us.

Equity Instruments

PSUs

The PSU awards granted to Mr. Pisano in March 2021 and March 2022 provide for accelerated vesting upon a termination of service without "Cause," a termination of service as the result of death or "Disability," or in connection with the March 2022 PSUs, a termination of service for "Good Reason." The number of shares to be delivered to Mr. Pisano upon vesting would depend on the termination event (termination without cause/for good reason/death/disability) and when it occurred (in relation to a "Change in Control" and/or during or following a particular one-year measurement period).

Upon a termination of service as the result of death (that does not occur coincident with or following a "Change in Control"), the PSU performance multiplier would be applied to (i) the target number of PSUs allocated to any completed measurement periods based on actual performance, and (ii) the sum of (a) a pro-rata portion of the target number of PSUs allocated to the measurement period during which the termination occurred (based on the number of days that had elapsed since the beginning of such measurement period as of the date of his termination of service), based generally on our performance through the most recent fiscal quarter for which our financial results have been publicly reported closest to the date of the termination of service as a result of his death, and (b) a pro-rata portion of the target number of PSUs allocated to the measurement period during which the termination occurred (based on the number of days that had elapsed from the date of termination through the end of such measurement period). In addition, for any measurement periods that had not yet started at the time of termination of service as a result of death, if applicable, Mr. Pisano would receive the target number of PSUs allocated to those measurement periods without the application of any performance multiplier. The number of shares that Mr. Pisano could receive could range from 1x to 2x of the total number of shares subject to the applicable PSU award.

Upon a termination of service without "Cause," as the result of "Disability," or in connection with the March 2022 PSU award, for "Good Reason," that does not occur coincident with or following a "Change in Control," the PSU performance multiplier would be applied to (i) the target number of PSUs allocated to any completed measurement periods based on actual performance and (ii) a pro-rata portion of the target number of PSUs allocated to the measurement period during which the termination occurs (based on the number of days that had elapsed since the beginning of such measurement period as of the date of his termination of service) based generally on our performance through the most recent fiscal quarter for which our financial results have been publicly reported closest to the date of the termination of service. The number of shares that Mr. Pisano could receive could range from 1x to 2x of the total number of shares subject to the applicable PSU award.

If a "Change in Control" occurs prior to (i) March 4, 2024 for the 2021 PSUs or (ii) March 4, 2025 for the 2022 PSUs and Mr. Pisano's service is terminated as a result of death coincident with or at any time following the effective date of the "Change in Control," the PSU performance multiplier would be applied to (i) the target number of PSUs allocated to any completed measurement periods based on actual performance, and (ii) the sum of (a) a pro-rata portion of the target number of PSUs allocated to the measurement period during which the "Change in Control" occurs (based on the number of days that had elapsed since the beginning of such measurement period as of the date of the "Change in Control"), based generally on our performance through the most recent fiscal quarter for which our financial results have been publicly reported closest to the date of the "Change in Control" and (b) a pro-rata portion of the target number of PSUs allocated to the measurement period during which the "Change in Control" occurs (based on the number of days that had elapsed since the date of the "Change in Control" through the end of such measurement period). In addition, for any measurement periods that had not yet started as of the date of the "Change in Control," if applicable, Mr. Pisano would receive the target number of PSUs allocated to those measurement periods without the application of any performance multiplier. The number of shares that Mr. Pisano could receive could range from 1x to 2x of the total number of shares subject to the applicable PSU award.

If a "Change in Control" occurs prior to (i) March 4, 2024 for the 2021 PSUs or (ii) March 4, 2025 for the 2022 PSUs and Mr. Pisano's service is terminated without "Cause," as a result of "Disability," or in connection with the March 2022 PSU award, for "Good Reason," in each case coincident with or at any time following the effective date of the "Change in Control," the PSU performance multiplier would be applied to (i) the target number of PSUs allocated to any completed measurement periods based on actual performance, and (ii) the sum of (a) a pro-rata portion of the target number of PSUs allocated to the measurement period during which the "Change in Control" occurs (based on the number of days that had elapsed since the beginning of such measurement period as of the date of the "Change in Control"), based generally on our performance through the most recent fiscal quarter for which our financial results have been publicly reported closest to the date of the "Change in Control" and (b) a pro-rata portion of the target number of PSUs (based on the number of days that had elapsed since the date of the "Change in Control" through the end of the applicable vesting period). The number of shares that Mr. Pisano could receive could range from 1x to 2x of the total number of shares subject to the applicable PSU award.

RSUs

The RSUs granted to Mr. Pisano in March 2020, March 2021, and August 2021 would be treated in the same fashion as the RSUs granted to Mr. Fogel in March 2021 described above under *Mr. Fogel — Equity Instruments,* except that (i) his RSUs granted in March 2020 would not be subject to pro-rata vesting upon a termination without "Cause" or for "Good Reason," (ii) his RSUs granted in March 2021 would not be subject to pro-rata vesting upon a termination for "Good Reason," and (iii) his RSUs granted in August 2021 would vest based on the August 2021 grant date rather than the March 2021 grant date.

The RSUs granted to Mr. Pisano in May 2020 are subject to vesting with respect to two-thirds of the award on March 4, 2022 and the remainder on March 4, 2023, but provide for full vesting upon a termination of service as the result of his death and pro rata vesting upon a termination of service without "Cause" or as a result of "Disability," in each case based on the number of days elapsed from May 12, 2020 (the grant date) or March 4, 2022, whichever applies, through and including the date of termination.

Stock Options

The stock options granted to Mr. Pisano in May 2020 vested on March 4, 2023, but provide for full vesting upon a termination of service as the result of his death and pro rata vesting upon a termination of service without "Cause" or as a result of "Disability," in each case based on the number of days elapsed from May 12, 2020 (the grant date) through and including the date of termination. Any vested stock options may be exercised until the earliest to occur of the following events: (i) the date on which Mr. Pisano's termination occurs for "Cause," (ii) ninety days after the date on which his termination occurs for any reason other than "Cause", death, or "Disability," (iii) one year after his termination due to death or "Disability," and (iv) ten years from the date of grant of the stock options.

Potential Payments Upon a Change in Control and/or Termination

The following tables estimate the payments required to be made to each NEO in connection with a termination of their employment upon specified events or a change in control, assuming a $2,015.28 per share price for our common stock (the closing market price on December 31, 2022). The amounts shown also assume that the termination or change in control was effective December 31, 2022, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the NEOs. Therefore, amounts shown do not reflect, for instance, any changes to base salaries or bonus targets effective in 2023, 2023 changes in the cost of health benefit plans, equity grants made in 2023 or the unvested pro-rata portion of equity awards for which the performance or vesting period extends beyond December 31, 2022. However, amounts shown do reflect incremental amounts due to the named executive officer upon or as a result of the specified event. The terms "Cause," "Good Reason," and "Disability" have the meanings in the individual employment agreements or equity instruments described above. In the event of voluntary resignation or retirement where the person's last date of employment was December 31, 2022, the named executive officer would only receive their accrued but unpaid salary through the termination date of employment. See *Employment Contracts, Termination of Employment and Change in Control Arrangements* above for more information.

Glenn D. Fogel

	Termination without "Cause" (non-Change of Control) ($)	Termination for Good Reason (non-Change of Control) ($)	Termination without "Cause" or for "Good Reason" (Change of Control) ($)	No Termination (Change of Control) ($)	Death ($)	Disability ($)
Severance:						
Base Salary and Target Bonus	5,250,000	5,250,000	7,875,000	–	0	0
Pro-Rated Bonus	1,875,000	1,875,000	1,875,000	–	1,875,000	1,875,000
Equity and Benefits:						
Performance Share Units	41,381,726	41,381,726	41,381,726	0	61,211,413	41,381,726
Restricted Stock/RSUs	3,151,870	3,151,870	3,151,870	0	11,610,028	3,151,870
Stock Options	0	0	0	0	0	0
Health/Welfare[1]	31,423	31,423	31,423	–	20,949	21,186
Tax Gross-up	0	0	0	0	0	0
TOTAL	51,690,019	51,690,019	54,315,019	–	74,717,390	46,429,782

(1) *Benefit amounts are based on 2022 annual premiums paid by the Company for medical, dental and vision coverage. In the case of termination due to Disability, Mr. Fogel would be eligible for an additional $238 for group life and disability insurance benefits (based on 2022 annual premiums paid by the Company).*

David Goulden

	Termination without "Cause" (non-Change of Control) ($)	Termination for Good Reason (non-Change of Control) ($)	Termination without "Cause" or for "Good Reason" (Change of Control) ($)	No Termination (Change of Control) ($)	Death ($)	Disability ($)
Severance:						
Base Salary and Target Bonus	1,953,000	1,953,000	3,906,000	–	0	0
Pro-Rated Bonus	1,323,000	1,323,000	1,323,000	–	1,323,000	1,323,000
Equity and Benefits:						
Performance Share Units	39,062,911	39,062,911	39,062,911	0	48,488,664	39,062,911
Restricted Stock/RSUs	1,276,468	1,276,468	1,276,468	0	3,871,353	1,276,468
Stock Options	0	0	0	0	0	0
Health/Welfare[1]	17,988	17,988	17,988	–	17,988	18,225
Tax Gross-up	0	0	0	0	0	0
TOTAL	43,633,367	43,633,367	45,586,367	–	53,701,005	41,680,604

(1) Benefit amounts are based on 2022 annual premiums paid by the Company for medical, dental and vision coverage. In the case of termination due to Disability, Mr. Goulden would be eligible for an additional $238 for group life and disability insurance benefits (based on 2022 annual premiums paid by the Company).

Peter J. Millones

	Termination without "Cause" (non-Change of Control) ($)	Termination for Good Reason (non-Change of Control) ($)	Termination without "Cause" or for "Good Reason" (Change of Control) ($)	No Termination (Change of Control) ($)	Death ($)	Disability ($)
Severance:						
Base Salary and Target Bonus	3,227,700	3,227,700	3,227,700	–	–	–
Pro-Rated Bonus	1,057,350	1,057,350	1,057,350	–	1,057,350	1,057,350
Equity and Benefits:						
Performance Share Units	14,746,538	14,746,538	14,746,538	0	20,572,121	14,746,538
Restricted Stock/RSUs	920,800	920,800	920,800	0	3,425,975	920,800
Stock Options	0	0	0	0	0	0
Health/Welfare[1]	25,476	25,476	50,952	–	25,238	25,476
Tax Gross-up	0	0	0	0	0	0
TOTAL	19,977,864	19,977,864	20,003,340	–	25,080,684	16,750,164

(1) Benefit amounts are based on 2022 annual premiums paid by the Company for (a) medical, dental and vision coverage, (b) group life insurance and (c) disability insurance benefits.

Paulo Pisano

	Termination without "Cause" (non-Change of Control) ($)	Termination for Good Reason (non-Change of Control) ($)	Termination without "Cause" or for "Good Reason" (Change of Control)[3] ($)	No Termination (Change of Control) ($)	Death ($)	Disability ($)
Severance[1]:						
Base Salary and Target Bonus	945,505	945,505	1,891,011	–	0	0
Pro-Rated Bonus	525,281	525,281	525,281	–	525,281	0
Other[2]	63,034	63,034	63,034	0	0	0
Equity and Benefits:						
Performance Share Units	2,935,274	1,587,400	2,935,274	0	5,449,831	2,935,274
Restricted Stock/RSUs	502,230	107,412	502,230	0	1,142,664	600,935
Stock Options	1,207,634	0	1,207,634	0	1,285,304	1,207,634
Health/Welfare						
Tax Gross-up	0	0	0	0	0	0
TOTAL	6,178,958	3,228,632	7,124,464	–	8,403,080	4,743,843

(1) Amounts (other than equity awards) for Mr. Pisano are converted using a EUR/USD exchange rate of 1.05056161, which was the average rate for 2022.

(2) Includes reimbursable amounts for relocation expenses up to EUR 50,000 and legal fees up to EUR 10,000.

(3) Accelerated vesting occurs upon termination for "Good Reason" only for PSUs and RSUs granted starting August 2021.

2022 CEO Pay Ratio

Our 2022 CEO Pay Ratio is the ratio of the annual total compensation of our Chief Executive Officer, Mr. Fogel, as disclosed in the *Summary Compensation Table*, to the annual total compensation of our median employee (excluding our Chief Executive Officer). To identify our median employee, we used our worldwide employee population without exclusions (other than Mr. Fogel) as of November 1, 2022 and salary, wage, overtime, and bonus compensation information from our payroll records. We annualized compensation for those employees who worked for the Company for only part of the fiscal year, did not make any cost-of-living adjustments, and excluded the value of equity awards because we do not distribute equity awards to all employees.

As reported in the *Summary Compensation Table,* Mr. Fogel's total compensation for 2022 was $30,774,922. Calculated in the same manner as Mr. Fogel's total compensation, the total compensation of our median employee in 2022 was $76,175. The ratio of Mr. Fogel's total 2022 compensation to that of our median employee is 404 to 1.

Our pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. The pay ratio reported by other companies may not be comparable to ours because SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices.

EXECUTIVE COMPENSATION

Pay Versus Performance

As required by SEC Regulation S-K Item 402(v), the following table sets forth the compensation information of our Principal Executive Officer (PEO) and our non-PEO Named Executive Officers (NEOs) along with total shareholder return, net income, and revenue performance results for our fiscal years ending in 2020, 2021, and 2022. **The calculations and analysis below do not reflect the Company's approach to aligning executive compensation with performance.** For information about how we align executive compensation with financial performance, refer to the *Compensation Discussion and Analysis*.

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO [1][2][3][4]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers[5]	Average Compensation Actually Paid to Non-PEO Named Executive Officers [2][3][5][6]	Value of Initial Fixed $100 Investment Based On:		Net Income (in millions)	Revenue (in millions)[9]
					Total Shareholder Return[7]	Peer Group Total Shareholder Return[7][8]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	$30,774,922	$31,636,370	$9,254,954	$7,503,594	$98.13	$81.50	$3,058	$17,090
2021	$53,982,195	$77,097,297	$14,249,317	$22,818,567	$116.82	$134.41	$1,165	$10,958
2020	$7,148,598	($43,204,620)	$13,708,464	$1,250,364	$108.45	$137.32	$59	$6,796

(1) Mr. Fogel served as Chief Executive Officer (PEO) in each year included in the table.
(2) Year-end stock prices used as part of the "Compensation Actually Paid" calculation were: 2022 $2,015.28, 2021 $2,399.23, and 2020 $2,227.27.
(3) Fair value or change in fair value, as applicable, of equity awards included in columns (c) and (e) was determined by reference to (1) for RSU awards, closing price on applicable year-end date(s) or, in the case of vesting dates, the actual vesting price, (2) for performance-based PSU awards (excluding PSUs with an rTSR component, TSR governor component, and a stock price appreciation component), the probable number of shares multiplied by the closing price on the applicable year-end date(s) or, in the case of awards that vested, the vested number of shares multiplied by the actual vesting price, (3) for PSUs with an rTSR component and, for certain 2022 PSUs, the TSR governor component, the probable number of shares multiplied by the share price on the applicable year-end date(s) which was derived using Monte Carlo simulations (because of the rTSR and TSR governor components of this award, as applicable), (4) for PSUs with an additional stock price appreciation component, the probable number of shares multiplied by the closing price on the applicable year-end date(s), plus the fair value of the stock price appreciation component on the applicable year-end date(s), and (5) for stock options, a Black Scholes value as of the applicable year-end date(s), determined based on the same methodology as used to determine grant date fair value but using the closing stock price and assumptions including expected volatility, risk-free interest rate, expected dividends, and expected term as of the applicable revaluation date(s).
(4) Compensation Actually Paid to Mr. Fogel reflects the following adjustments from column (b):

Adjustments to Calculate Compensation Actually Paid for PEO	2022	2021	2020
Amount Reported in Summary Compensation Table ("SCT")	$30,774,922	$53,982,195	$7,148,598
Subtract Amounts Reported under the Stock Awards and Option Awards Column in the SCT	($26,258,740)	($48,010,707)	($6,954,041)
Fair Value of Awards Granted during Year that Remain Unvested as of Year End	$35,126,298	$49,934,780	$7,376,718
Fair Value of Awards Granted during Year that Vest during Year	$0	$20,829,900	$0
Increase/Deduction for Change in Fair Value from prior Year-end to current Year-end of Awards Granted Prior to Year that were Outstanding and Unvested as of Year-End	($4,718,980)	$379,688	($44,329,590)
Deduction for Change in Fair Value from Prior Year-end to Vesting Date of Awards Granted Prior to Year that Vested during Year	($3,287,130)	($18,559)	($6,446,305)
Compensation Actually Paid to PEO	$31,636,370	$77,097,297	($43,204,620)

(5) In 2022 and 2021, the non-PEO NEOs were Messrs. Goulden, Millones, and Pisano. In 2020, the non-PEO NEOs were Messrs. Goulden and Millones.

(6) Average Compensation Actually Paid to the non-PEO NEOs noted in footnote (5) for each relevant year reflects the following adjustments from column (d):

Adjustments to Calculate Compensation Actually Paid for non-PEO NEOs	2022	2021	2020
Average Amount Reported in Summary Compensation Table	$9,254,954	$14,249,317	$13,708,464
Subtract Average Amounts Reported under the Stock Awards and Option Awards Column in the SCT	($6,777,593)	($11,312,738)	($12,407,092)
Average Fair Value of Awards Granted during Year that Remain Unvested as of Year End	$8,986,958	$11,970,027	$15,095,779
Average Fair Value of Awards Granted during Year that Vest during Year	$0	$4,463,550	$0
Average Increase/Deduction for Change in Fair Value from prior Year-end to current Year-end of Awards Granted Prior to Year that were Outstanding and Unvested as of Year-End	($3,160,646)	$3,433,026	($14,159,513)
Average Increase/Deduction for Change in Fair Value from Prior Year-end to Vesting Date of Awards Granted Prior to Year that Vested during Year	($800,079)	$15,385	($987,274)
Average Compensation Actually Paid to non-PEO NEOs	$7,503,594	$22,818,567	$1,250,364

(7) The amount listed for each year reflects what the cumulative value of $100 would be if that had been invested on December 31, 2019 (including reinvestment of dividends for applicable peers).

(8) Peer group total shareholder return reflects the RDG Internet Composite as reflected in our Annual Report on Form 10-K.

(9) Revenue is revenue under GAAP as reflected in the Company's financial statements.

We believe the "Compensation Actually Paid" to our PEO and other NEOs over the three-year cumulative period reflects the Compensation Committee balancing pay for performance in the uncertain context of the COVID-19 pandemic, which dramatically affected the Company and its industry. The charts below show "Compensation Actually Paid" and (i) total stockholder return, (ii) net income, and (iii) revenue. Our compensation plans do not include net income as a measure of financial performance and therefore there is no direct relationship to "Compensation Actually Paid."







We measure performance for purposes of assessing pay for our PEO and other NEOs based on the following four unranked most important financial performance measures. For additional information, see *How We Measure Performance* on page 53.

Revenue
Compensation EBITDA
Relative Total Stockholder Return
Absolute Total Stockholder Return

Equity Compensation Plan Information

We have one primary equity compensation plan: the 1999 Omnibus Plan, as amended (the "Plan"). In addition, in connection with our acquisition of KAYAK Software Corporation in May 2013, Buuteeq, Inc. in June 2014, OpenTable, Inc. in July 2014, and Rocket Travel, Inc. in March 2015, we assumed equity plans of those acquired companies (the "Assumed Company Plans"). We may continue to grant equity awards under certain of the Assumed Company Plans. The Compensation Committee has broad authority to grant equity awards and determine the terms, conditions, and restrictions relating to those equity awards under the Plan and the Assumed Company Plans.

The table below presents information as of December 31, 2022 on the Plans:

EXECUTIVE COMPENSATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted-average exercise price of outstanding options, warrants and rights[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)[3]
Equity Compensation plans approved by security holders			
1999 Omnibus Plan	596,505	$1,411.00	1,226,245
Equity Compensation plans not approved by security holders			
Buuteeq Plan[4]	24	$66.98	0
OpenTable Plan[5]	21,265	$923.66	15,375[7]
RocketMiles Plan[6]	0	$0.00	3,490
TOTAL:	617,794		1,245,110

(1) *Includes an aggregate of 120,813 unvested and unexercised stock options, 286,379 unvested and unissued RSUs and 210,602 unvested PSUs (based on maximum performance for the 2020, 2021 & 2022 PSUs) outstanding at December 31, 2022, consisting of 485,285 unvested shares under the 1999 Omnibus Plan and 20,665 unvested shares under the OpenTable Plan. The number of shares reported for the PSUs may overstate dilution.*

(2) *Represents weighted-average exercise price of stock options outstanding under the applicable plan. The weighted-average exercise price does not apply to PSUs or RSUs because there is no exercise price associated with such awards.*

(3) *With respect to PSUs, this column assumes that the maximum number of shares underlying the PSUs will be issued at the end of the relevant performance periods, and therefore all such shares have been excluded. As of December 31, 2022, the actual number of shares to be issued, if any, had not been determined and will be determined based on the relevant performance criteria over the applicable performance periods.*

(4) *The assumed Buuteeq plan is the Buuteeq, Inc. Amended and Restated 2010 Stock Plan. No further grants may be made under the Buuteeq Plan, although the stock options shown in the table were outstanding as of December 31, 2022.*

(5) *The assumed OpenTable plan is the OpenTable, Inc. Amended and Restated 2009 Equity Incentive Award Plan.*

(6) *The assumed Rocket Travel plan is the Amended and Restated Rocket Travel, Inc. 2012 Stock Incentive Plan.*

(7) *Under the OpenTable Plan, there is fungible share-counting, and future full value awards would deplete the securities available for future issuance by the 1.66 fungible share ratio.*

Non-Employee Director Compensation and Benefits

The Compensation Committee reviews our non-executive director compensation program every two years, including a review of peer director pay practices, and seeks the advice of its independent compensation consultant to ensure that it maintains director compensation practices that are in the best interests of our stockholders. The Plan includes a limit on annual compensation for non-employee directors of $750,000. The Compensation Committee's last review of non-executive director compensation occurred in 2022.

2022 Non-Employee Director Compensation Program

In consultation with the Compensation Committee's outside compensation consultant, the Compensation Committee and the Board approved the 2022 compensation program for the non-employee members of the Board. For 2022, our CEO, Mr. Fogel, received no additional compensation for serving on the Board during the year.

Position	2022 Director Fees ($)
Non-employee Director Base Pay[1]	60,000 RSUs valued at approximately 265,000[2]
Additional Committee and Leadership Fees	
Non-employee Chair Premium	25,000 RSUs valued at approximately 110,000
Lead Independent Director Premium	40,000
Audit Committee Chair Premium	20,000
Compensation Committee Chair Premium	15,000
CG Committee Chair Premium	15,000
Audit Committee Member Retainer	20,000
Compensation Committee Member Retainer	15,000
CG Committee Member Retainer	10,000

(1) We reimburse non-employee directors for all travel and other expenses incurred in connection with attending Board and committee meetings.

(2) In 2022, this resulted in RSUs representing 117 shares of common stock being granted to each incumbent non-employee director in May 2022. These RSUs vest on the one-year anniversary of the date of grant, and vesting will accelerate upon a change in control or if the director's service on the Board terminates as a result of the director's death or disability.

The Compensation Committee approved in 2023 fees for the newly formed Cybersecurity Subcommittee in the amount of $25,000 for the Chair of the Subcommittee and $10,000 for members of the Subcommittee.

The following table shows compensation earned during 2022 by all non-employee directors serving at any time during fiscal 2022.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2][3] ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Timothy Armstrong	75,000	265,120	0	0	340,120
Mirian M. Graddick-Weir	110,000	265,120	0	0	375,120
Wei Hopeman	70,000	265,120	0	0	335,120
Robert J. Mylod, Jr.	100,000	373,887	0	0	473,887
Charles H. Noski	145,000	265,120	0	0	410,120
Larry Quinlan	13,065	173,356	0	0	186,421
Nicholas J. Read	80,000	265,120	0	0	345,120
Thomas E. Rothman	70,000	265,120	0	0	335,120
Sumit Singh	33,667	265,075	0	0	298,742
Bob van Dijk[4]	30,722	0	0	0	30,722
Lynn Vojvodich Radakovich	85,000	265,120	0	0	350,120
Vanessa A. Wittman	100,000	265,120	0	0	365,120

(1) This column reports the amount of cash compensation earned in 2022 for Board and committee service.

(2) This column represents the aggregate grant date fair value of RSUs computed in accordance with FASB ASC Topic 718. For additional information, please refer to Notes 2 and 4 of the Company's Consolidated Financial Statements for the year ended December 31, 2022, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022. These amounts reflect the Company's accounting expense for these awards and do not correspond to the actual value, if any, that will be recognized by the non-employee directors.

(3) As of December 31, 2022, the Company's non-employee directors had the following outstanding equity awards:
- Timothy Armstrong: RSUs for 1,615 shares (which includes 1,498 vested shares the receipt of which has been deferred by Mr. Armstrong for tax planning purposes);
- Mirian M. Graddick-Weir: RSUs for 671 shares (which includes 554 vested shares the receipt of which has been deferred by Dr. Graddick-Weir for tax planning purposes);
- Wei Hopeman: RSUs for 391 shares (which includes 274 vested shares the receipt of which has been deferred by Ms. Hopeman for tax planning purposes);
- Robert J. Mylod, Jr.: RSUs for 980 shares (which includes 815 vested shares the receipt of which has been deferred by Mr. Mylod for tax planning purposes);
- Charles H. Noski: RSUs for 1,231 shares (which includes 1,114 vested shares the receipt of which has been deferred by Mr. Noski for tax planning purposes);
- Larry Quinlan: RSUs for 86 shares;
- Nicholas J. Read: RSUs for 117 shares;
- Thomas E. Rothman: RSUs for 1,777 shares (which includes 1,660 vested shares the receipt of which has been deferred by Mr. Rothman for tax planning purposes);
- Sumit Singh: RSUs for 113 shares;
- Lynn Vojvodich Radakovich: RSUs for 117 shares; and
- Vanessa A. Wittman: RSUs for 117 shares.

(4) Bob van Dijk retired from the Board effective June 9, 2022.

Non-Employee Director Stock Ownership Guidelines

Our Stock Ownership Guidelines require that each non-employee director own shares of our common stock in an amount equal to or exceeding the lesser of 2,500 shares and shares valued at $350,000. All non-employee directors met those holding requirements as of March 31, 2023 with the exception of Mr. Quinlan, who joined the Board in October 2022. See *Security Ownership of Certain Beneficial Owners and Management* on page 39 for more details regarding stock ownership by our non-employee directors.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is currently comprised of four non-employee independent directors: Mirian M. Graddick-Weir, Timothy Armstrong, Robert J. Mylod, Jr., and Lynn Vojvodich Radakovich. No member of the Compensation Committee is or was formerly an officer or employee of the Company, other than Mr. Mylod, who was an officer and employee of ours until 2011 and joined the Board in 2017. No member of the Compensation Committee had any related person transaction required to be disclosed in which we were a participant during the last fiscal year. In addition, none of our executive officers serve on the compensation committee or board of directors of a company for which any of our directors serves as an executive officer.

Compensation Risk Assessment

The Compensation Committee believes that our compensation programs do not create or encourage excessive or inappropriate risk-taking that is reasonably likely to have a material adverse effect on us or our business.

Proposal 2 Advisory Vote to Approve 2022 Executive Compensation

The Compensation Committee took a proactive response following last year's approximately 32% say-on-pay vote result with a robust engagement outreach to understand how we could better align executive compensation with stockholder expectations. The Compensation Committee believes the changes described in the *Compensation Discussion and Analysis* demonstrate our responsiveness to and alignment with stockholders. Since 2011, we have sought advisory approval of our executive compensation on an annual basis. As required by SEC rules, the Board is submitting this non-binding stockholder vote to approve our executive compensation for 2022 as described in this proxy statement (commonly referred to as "say-on-pay"), by approving the following resolution.

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

This non-binding advisory vote on executive compensation will be considered approved by the affirmative vote of a majority of the total number of shares present and entitled to vote on the matter. With respect to Proposal 2, abstentions are considered present and entitled to vote on the matter and therefore have the same effect as votes against the matter, and broker non-votes are not considered entitled to vote on the matter and therefore have no effect on the outcome of the vote. Although this vote is non-binding, the Board and the Compensation Committee, which is comprised of independent directors, expect to take into account the outcome of the vote when considering future executive compensation decisions.

As described in detail under *Compensation Discussion* and *Analysis,* our compensation program continues to be designed to attract, motivate, and retain highly talented individuals at all levels of our organization and incentivize decision making and management focus that is designed to enhance long-term stockholder value. The Compensation Committee remains committed to responsible stewardship of our Company's executive compensation programs.



The Board of Directors recommends that you vote **FOR** the approval, on an advisory basis, of the 2022 compensation paid to our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the *Compensation Discussion and Analysis*, compensation tables, and narrative discussion.

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AUDIT MATTERS

Report of the Audit Committee

We, the Audit Committee of the Board of Directors of Booking Holdings Inc. (the "Company"), have the responsibility to oversee the preparation of the Company's consolidated financial statements, the Company's system of internal controls, and the qualifications, independence, compensation, and performance of the Company's independent registered public accounting firm ("independent auditor"). We have the sole authority and responsibility to select, evaluate and, when appropriate, replace the Company's independent auditor. Our specific duties and responsibilities are described in our charter, which is available on the Company's corporate website (www.bookingholdings.com). We review the charter annually and work with the Board to amend it as appropriate to reflect the evolving role of the Audit Committee. The Board has determined that each of us is an independent director based on The Nasdaq Stock Market's listing rules and that each of us also satisfies the SEC additional independence requirements for members of audit committees. In addition, the Board has determined that each of Charles H. Noski, Nicholas J. Read, and Vanessa A. Wittman is an "audit committee financial expert," as defined by SEC rules.

Management is responsible for the financial reporting process, including the Company's system of internal controls, and for the preparation of the Company's consolidated financial statements in accordance with U.S. generally accepted accounting principles. The Company's independent auditor, Deloitte & Touche LLP ("Deloitte"), is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and to issue reports in connection with such audit. Our responsibility is to oversee these processes, and we rely on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out that role. We are not professionally engaged in the practice of accounting or auditing and do not provide any expert or other special assurance or professional opinion as to the sufficiency of internal and external audits, whether the Company's consolidated financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or on the effectiveness of the Company's system of internal control over financial reporting.

We met nine times in 2022. Additional information regarding our activities can be found under *Audit Committee* on page 30, *Board's Role in Risk Oversight* on page 29, and *Proposal 3 Ratification of Selection of Independent Registered Public Accounting Firm* on page *98*.

We reviewed and discussed with management and Deloitte the Company's quarterly earnings press releases and periodic reports for the year ended December 31, 2022, including the Company's 2022 audited consolidated financial statements and Annual Report on Form 10-K, each filed with the SEC. We also reviewed management's assessment of the effectiveness of the Company's internal control over financial reporting with management, the internal auditor, and Deloitte. In connection with such discussions, Deloitte addressed the matters required to be discussed with us by applicable PCAOB standards and SEC rules and regulations. In addition, we discussed with the internal auditor and Deloitte the overall scope and plans for their respective audits. We met periodically with the internal auditor and Deloitte, separately or together, as appropriate, to discuss their work and the results of their audits. Our meetings included, as appropriate, executive sessions with the internal auditor or Deloitte without the presence of management.

We have also received the written disclosures and the letter from Deloitte required by PCAOB Rule 3526 ("Communication With Audit Committees Concerning Independence") and have discussed with Deloitte its independence with respect to the Company. In addition, we have considered whether Deloitte's provision of non-audit services (including the fees for such services) is compatible with maintaining its independence.

Deloitte rotates its lead audit partner every five years. In connection with the rotation that occurred for 2019, we interviewed proposed candidates, consulted with management, and selected the lead audit partner. We conducted a similar process to select the new lead audit partner who will begin in 2024.

We assessed Deloitte's performance as independent auditor during 2022, including the performance of the lead audit partner and the audit team, a process we undertake on an annual basis. We reviewed a variety of indicators of audit quality relating to Deloitte, including:

- the quality and candor of its communications with us and management, its responsiveness and accessibility, and its historical and recent performance on the Company's audits;

- how effectively it maintained its independence and employed independent judgment, objectivity, and professional skepticism;

- the quality of insight demonstrated in its review of the Company's assessment of internal control over financial reporting and remediation of control deficiencies;

- available external data about quality and performance, including reports by the PCAOB and Deloitte's response to those reports;

- the appropriateness of its fees, taking into account the Company's size and complexity and the resources necessary to perform the audit; and

- its tenure as the Company's independent auditor and knowledge of the Company's global operations, accounting policies and practices, and internal control over financial reporting.

We also consider the impact of changing auditors when assessing whether to retain the current independent auditor. As a result of our evaluation of the independent auditor's performance and considering other factors we deemed relevant, we concluded that the selection of Deloitte as the Company's independent auditor for the year ending December 31, 2023 is in the best interests of the Company and its stockholders.

Based on the review and discussions referred to above, and our review of the representations of management and the report of the independent auditor, we recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

SUBMITTED BY THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Vanessa A. Wittman, Chair
Mirian M. Graddick-Weir
Charles H. Noski
Nicholas J. Read

Auditor Independence

Deloitte & Touche LLP is our independent registered public accounting firm ("independent auditor"). The approximate aggregate fees and expenses billed for professional services by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte") in 2022 and 2021 were as follows:

Type of Fees	2022 ($)	2021 ($)
Audit Fees	13,043,000	10,346,000
Audit-Related Fees	584,000	289,000
Tax Fees	285,000	175,000
All Other Fees	308,000	69,000

- *Audit Fees.* The aggregate fees and related expenses billed for professional services rendered by Deloitte for the audit of our consolidated financial statements included in our Annual Report on Form 10-K, review of consolidated financial statements included in our Form 10-Qs, and audit of management's assessment of internal controls and for services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements. The increase in audit fees in 2022 as compared with 2021 primarily relates to an increased scope of work, inflationary cost increases, and procedures around new finance systems.

- *Audit-Related Fees.* The aggregate fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees," which include services for matters such as system readiness work and audits of employee benefit plans. The increase in audit-related fees in 2022 as compared with 2021 primarily relates to certain agreed-upon procedure attestation reports in 2022 and additional work on finance systems readiness.

- *Tax Fees.* The aggregate fees and related expenses billed for professional services rendered by Deloitte for tax regulatory matters covering an employee benefit plan and tax compliance.

- *All Other Fees.* The aggregate fees billed for other services rendered by Deloitte included fees related to human capital practice consulting, licenses obtained for an online accounting research tool, and training. The increase in fees in 2022 as compared with 2021 relates to fees paid in 2022 for advice and recommendations related to skills-based organization transformation.

- *Pre-Approval Policies and Procedures.* The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by Deloitte. In accordance with our policy and applicable SEC rules and regulations, the Audit Committee or its chair pre-approves all audit-related services, tax services, and other services provided to us by Deloitte ("Auditor Services"). Pre-approval is detailed as to the particular service or category of services. If Auditor Services are required prior to a regularly scheduled Audit Committee meeting and do not fall within the pre-approved services set forth in the pre-approval policy adopted by the Audit Committee, the Audit Committee chair is authorized to approve such services, provided that they are consistent with our policy and applicable SEC rules and regulations, and that the full Audit Committee is advised of such services at the next regularly scheduled Audit Committee meeting. Deloitte and management periodically report to the Audit Committee regarding the extent of the Auditor Services provided by Deloitte in accordance with this pre-approval, and the fees for the Auditor Services performed to date. All audit-related services, tax services and other services described above were pre-approved by the Audit Committee or the Audit Committee's chair, and the Audit Committee concluded that the provision of such services by Deloitte was compatible with the maintenance of that firm's independence.

AUDIT MATTERS

Proposal 3 Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent auditor. Deloitte has audited our consolidated financial statements since 1997. After taking into account its assessment of Deloitte's prior service to us, the Audit Committee has selected Deloitte as our independent auditor for the year ending December 31, 2023. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent auditor, and the advisability and potential impact of selecting a different independent auditor. Further, in conjunction with the mandated rotation of Deloitte's lead audit partner (which occurs at least every five years), the Audit Committee and its chair are directly involved in the selection of Deloitte's new lead audit partner. We are submitting the Audit Committee's selection of our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Representatives of Deloitte will be available at the Annual Meeting, will have an opportunity to make a statement if they wish, and will be available to respond to appropriate questions.

Our By-Laws do not require that stockholders ratify the selection of our independent auditor. However, we are submitting the selection of Deloitte to our stockholders for ratification as a matter of good corporate governance. Although the Audit Committee and the Board believe that the continued retention of Deloitte to serve as our independent auditor is in our best interests and those of our stockholders, if our stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain Deloitte. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year.

With respect to Proposal 3, the ratification of the selection of Deloitte to act as our independent registered public accounting firm requires approval by a majority of the total number of shares present and entitled to vote on the matter. With respect to Proposal 3, abstentions will have the same effect as a vote against the matter.

 The Board of Directors recommends a vote **FOR** Proposal 3.

MANAGEMENT/ STOCKHOLDER PROPOSALS

Proposal 4 Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

We are requesting stockholders cast an advisory vote on whether the advisory vote on executive compensation should be held every one, two, or three years. The proxy card provides stockholders with the opportunity to choose among four options (holding the vote every one, two, or three years, or abstaining) and, therefore, stockholders will not be voting to approve or disapprove the Board's recommendation. With respect to Proposal 4, the frequency for holding an advisory vote on the compensation of our named executive officers that receives the highest number of votes cast will be deemed to be the frequency selected by stockholders. Abstentions do not count in the determination of which alternative receives the highest number of votes cast, and broker non-votes will not affect the outcome of the vote.

In 2017, the Board recommended, and stockholders supported, an annual advisory vote on executive compensation. Accordingly, the Board determined that such vote would be conducted on an annual basis. The Board believes that an annual vote is appropriate and recommends that you select "one year" for the frequency of the advisory vote on executive compensation. An annual advisory vote on executive compensation allows our stockholders to provide us with their input on our executive compensation program each year, which feedback our Board and Compensation Committee value highly, and is consistent with other corporate governance measures such as the annual election of our directors and the annual ratification of the selection of our independent registered public accounting firm. Although this advisory vote on the frequency of future advisory votes on executive compensation is non-binding, the Board and the Compensation Committee will take into account the outcome of the vote when determining the frequency of future advisory votes on executive compensation.

 **The Board of Directors recommends that you select ONE YEAR for the frequency of future advisory votes on executive compensation.**

Proposal 5 Stockholder Proposal — Shareholder Ratification of Termination Pay

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, owner of not less than 10 shares of the Company's common stock, has submitted the following proposal, supporting statement, and graphic, and has given notice that he intends to present the following proposal at the Annual Meeting:

Proposal 5 — Shareholder Ratification of Termination Pay



Shareholders request that the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon. This proposal gives management maximum flexibility because it places no limit on termination pay. The termination pay simply needs to be subject to a non binding shareholder vote.

Generous performance-based pay can be okay but shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target bonus better aligns management pay with shareholder interests.

For instance at one company that does not have this policy, if the CEO is terminated he could receive $44 million in termination pay - over 10 times his base salary plus short-term bonus. The same person could receive a whopping $124 million in accelerated equity payouts in the event of a change in control, even if he remained employed.

It is in the best interest of Booking Holdings shareholders and the morale of BKNG employees to be protected from such lavish management termination packages for one person.

It is important to have this policy in place so that BKNG management stays focused on improving company performance as opposed to seeking a merger to primarily trigger a management golden parachute windfall.

Proposals like this proposal received between 51% and 65% support at:

AbbVie (ABBV)
FedEx (FDX)
Spirit AeroSystems (SPR)
Alaska Air (ALK)
Fiserv (FISV)

This executive pay proposal is more appropriate at BKNG because executive pay was rejected by 68% of shares in 2022 while Ms. Mirian Graddick-Weir chaired the executive pay committee. A 5% rejection of executive pay is often the norm at well performing companies. For some reason Ms. Graddick-Weir did not receive a large number of against votes.

And Mr. Glenn Fogel, BKNG CEO, was paid an enormous $53 million a year according to Executive Paywatch:
https://aflcio.org/paywatch/highest-paid-ceos
This was 931-times the BKNG median employee pay.

Please vote yes:

Shareholder Ratification of Termination Pay - Proposal 5

Board of Directors Statement in Opposition to Proposal 5

 The Board of Directors recommends a vote **AGAINST** this Proposal 5.

The Board of Directors and our Compensation Committee have carefully considered the stockholder proposal and believe that adoption of the proposal is not in the best interests of our Company or our stockholders. We recommend a vote against this proposal because the proposal:

- is unnecessary considering the Company's Termination Pay Policy that imposes reasonable limits consistent with peer practices on termination-related executive compensation;

- would significantly disadvantage the Company's ability to offer market-competitive compensation to attract and retain top talent in the highly competitive technology industry;

- discourages the use of long-term equity incentive awards, which are a fundamental part of our compensation program, aligning executive pay with performance and creating meaningful alignment of compensation with long-term stockholder returns; and

- seeks to impose an overly broad policy to account for very narrow circumstances and would unduly restrict our Compensation Committee's ability to structure and oversee executive compensation programs.

The Company's Termination Pay Policy imposes reasonable limits consistent with peer practices on termination-related compensation.

While the Board believes that the Company's termination provisions in its compensation arrangements with its senior executives are reasonable and consistent with current market practice among public companies, the Compensation Committee recently adopted a Termination Pay Policy (the "Policy") to further align our compensation program with stockholder expectations on executive termination pay. The Policy confirms the Company's commitment not to enter into new arrangements to pay cash severance to executive officers in excess of 2.99 times annual salary and target bonus without stockholder approval. Future arrangements with executive officers will align with the Policy. The Policy has different restrictions than those set forth in Proposal 5 with regard to limitations on vesting of equity. The majority of the compensation granted to our executives is in the form of forfeitable equitable awards. We believe there are many scenarios where it would not be appropriate to require a stockholder vote in connection with termination. For example, providing for vesting of equity in the event of termination due to death or disability is both fair and consistent with market practice. The proposal expresses concern about future lavish management termination packages but the Compensation Committee has not historically entered into such arrangements and the Board believes that the Policy strikes the proper balance between limiting cash termination payments while also permitting the Company to compete with its peers to attract and retain top talent. It further allows the Compensation Committee to continue structuring the executive compensation program focused on pay for performance and aligning executive compensation with long-term stockholder returns.

Adoption of the proposal would significantly disadvantage the Company's ability to offer market-competitive compensation to attract and retain top talent in the highly competitive technology industry.

The Compensation Committee benchmarks peer company compensation practices on an ongoing basis to ensure the Company's compensation programs remain consistent with market practice and are effective at recruiting and retaining top talent. The termination pay practices in Proposal 5, specifically the inclusion of equity awards in the calculation of termination pay in all situations, would significantly impact the Company's ability to attract and retain highly qualified executives with competitive compensation packages. Proposal 5's requirement that the Company hold a stockholder vote to approve certain termination pay packages for senior executives creates uncertainty that would be undesirable for prospective talented senior executives. The requirement to hold such a vote could have the unintended result of even larger pay packages to attract or retain executives whose termination pay would not be subject to stockholder review at peer companies. Moreover, if a close stockholder vote resulted in rejection of a pay package, the Company may not have a clear path toward retaining an executive or finding a replacement. Our global footprint and reputation as a leader in the travel and technology industries make our employees attractive targets for other companies. We compete for talented employees with many of the largest companies in the world, both in our industry and companies with which we did not historically compete for talent. We seek to provide an overall compensation program that is competitive with the compensation offered by other technology and leading global companies and each element of our compensation program is intended to fulfill this objective. We believe the Policy strikes the appropriate balance in this regard.

The proposal, if adopted, would discourage the use of long-term equity incentive awards.

Our long-term executive compensation program is comprised of 75% performance share units that are tied to the Company's financial performance, relative TSR, and an absolute TSR "governor" that caps payouts at 1 times target if our stock price has not appreciated, and 25% time-based restricted stock units that provide value based on the Company's stock price performance, and is designed to both incentivize and retain executives and strengthen and reinforce the Company's strategy and financial position in the long term. Limiting our executives' ability to realize the full value of these awards by imposing an arbitrary limit on all severance benefits would have the effect of discouraging the use of long-term equity incentive awards in favor of other compensation elements that are less effective at aligning executives' and stockholders' interests. Our equity awards require a double trigger for acceleration upon a change in control and do not provide for full acceleration of an award except in the case of the employee's death. The Board and the Compensation Committee believe that the severance benefits our executives are entitled to in the event of qualifying termination circumstances are appropriate in light of market practices and the duration of non-competition agreements that have been agreed by executives following termination from the Company.

The proposal seeks to impose an overly broad policy to account for very narrow circumstances.

We believe that our Compensation Committee, which is composed entirely of independent directors, and our Board are in the best position to design, evaluate, and implement our executive compensation programs and practices based on their deep understanding of the Company's strategic and financial goals and unique access to market information, stockholder feedback, and the advice of an independent compensation consultant. Each year, the Compensation Committee evaluates all elements of our executive compensation program and considers modifications and improvements - such as the Policy - in light of current information and its long-standing principles and philosophies that emphasize the importance of performance-based compensation. We believe that our Compensation Committee and Board have developed an executive compensation program that effectively aligns the interests of executives and our stockholders, and the limitations set forth in Proposal 5 would unduly restrict the Compensation Committee and Board's ability to exercise their judgment to ensure our executive compensation program continues to provide balanced and competitive compensation that promotes long-term stockholder value.

Accordingly, the Board believes that Proposal 5 is not in the best interests of the Company or our stockholders.

 The Board of Directors recommends that you vote **AGAINST** this Proposal 5. Your proxy will be so voted unless you specify otherwise on the proxy card.

2024 Stockholder Proposals

Stockholders who, in accordance with Rule 14a-8 of the SEC's proxy rules, wish to present proposals (other than nominees for election to the Board pursuant to Article II Section 13 of our By-Laws) for inclusion in the proxy materials to be distributed by us in connection with the 2024 annual meeting of stockholders must submit their proposals to our Corporate Secretary on or before December 26, 2023.

In order for proposals, including stockholder nominees for election to the Board (other than those requested to be included in our proxy materials pursuant to Article II Section 13 of our By-Laws), to be properly brought before the 2024 annual meeting of stockholders in accordance with our By-Laws (and not pursuant to SEC Rule 14a-8), a stockholder's notice of the matter the stockholder wishes to present must be delivered to our Corporate Secretary not less than 90 nor more than 120 days prior to the first anniversary of the date of this year's Annual Meeting. As a result, any notice given by or on behalf of a stockholder pursuant to these provisions of the By-Laws (and not pursuant to SEC Rule 14a-8 or Article II Section 13 of our By-Laws) must be received no earlier than February 7, 2024 and no later than March 8, 2024.

If one or more eligible stockholders desire to include one or more nominees for election to the Board in our proxy materials for the 2024 annual meeting of stockholders pursuant to Article II Section 13 of our By-Laws, the notice required by Article II Section 13 of the By-Laws must be delivered to our Corporate Secretary not less than 120 nor more than 150 days prior to the first anniversary of the date of this year's Annual Meeting. As a result, any such notice must be received no earlier than January 8, 2024 and no later than February 7, 2024.

In addition to satisfying the foregoing requirements under our By-Laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 7, 2024.

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OTHER MATTERS

Other Matters

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, the persons named in the accompanying proxy card intend to vote on those matters in accordance with their best judgment.

This proxy statement contains forward-looking statements, including with respect to our sustainability goals and objectives. These forward-looking statements reflect our views regarding current expectations and projections about future events and conditions and are based on currently available information. They are not guarantees of future performance and are subject to risks, uncertainties and assumptions. Expressions of future goals and expectations and similar expressions, including "may," "will," "should," "could," "aims," "seeks," "expects," "plans," "anticipates," "intends," "believes," "estimates," "predicts," "potential," "targets," and "continue," reflecting something other than historical fact are intended to identify forward-looking statements. Unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. However, readers should carefully review the reports and documents we file or furnish from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 23, 2023, our quarterly reports on Form 10-Q and current reports on Form 8-K.

Website links included in this proxy statement are for convenience only. Information contained or accessible through such website links is not incorporated herein and does not constitute a part of this proxy statement.

Annual Meeting Information

For the Annual Meeting of Stockholders to be Held on Tuesday, June 6, 2023

The enclosed proxy is solicited on behalf of the Board of Booking Holdings Inc. for use at our 2023 Annual Meeting of Stockholders to be held on Tuesday, June 6, 2023, at 11:00 a.m. local (Eastern) time, or at any adjournment or postponement of the Annual Meeting, for the purposes set forth in this proxy statement and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held virtually at www.virtualshareholdermeeting.com/BKNG2023. We intend to mail this proxy statement and the proxy card on or about April 24, 2023 to all stockholders entitled to vote at the Annual Meeting.

Voting Rights and Outstanding Shares; Approval

Only stockholders of record at the close of business on April 11, 2023 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on April 11, 2023, 37,112,330 shares of common stock were outstanding and entitled to vote. Each holder of record of common stock on April 11, 2023 will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

The inspector of election appointed for the meeting will tabulate all votes and will separately tabulate affirmative and negative votes, abstentions, and broker non-votes. A majority of the issued and outstanding shares of common stock entitled to vote at the Annual Meeting, present either at the webcast or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Stockholders who are present at the Annual Meeting webcast or by proxy and who abstain, and proxies relating to shares held by a broker on your behalf (that is, in "street name"), that are not voted (referred to as "broker non-votes") will be treated as present for purposes of determining whether a quorum is present.

For purposes of approving the matters to be voted upon at the Annual Meeting:

- With respect to Proposal 1, the nominees for election to the Board who receive a majority of votes cast for the election of directors will be elected directors. With respect to the election of directors, a majority of votes cast means that the number of shares cast "for" a nominee's election exceeds the number of "against" votes for that nominee. With respect to Proposal 1, votes cast does not include abstentions or broker non-votes, and therefore, abstentions and broker non-votes will not affect the outcome of the vote.

- With respect to Proposal 2, the non-binding advisory vote to approve 2022 executive compensation will be considered approved by the affirmative vote of a majority of the total number of shares present and entitled to vote on the matter. With respect to Proposal 2, abstentions are considered present and entitled to vote on the matter and therefore have the same effect as votes against the matter, and broker non-votes are not considered entitled to vote on the matter and therefore have no effect on the outcome of the vote.

- With respect to Proposal 3, the ratification of the selection of Deloitte & Touche LLP to act as our independent registered public accounting firm requires approval by a majority of the total number of shares present and entitled to vote on the matter. With respect to Proposal 3, abstentions are considered present and entitled to vote on the matter and therefore have the same effect as votes against the matter. Because brokers are entitled to vote on Proposal 3 without specific instructions from beneficial owners, there will be no broker non-votes on this matter.

- With respect to Proposal 4, the non-binding advisory vote on the frequency of casting future advisory votes on our executive compensation, the proxy card provides stockholders with the opportunity to choose among four options (holding the vote every one, two or three years, or abstaining) and, therefore, stockholders will not be voting to approve or disapprove the Board's recommendation. With respect to Proposal 4, the frequency for holding an advisory vote on the compensation of our named executive officers that receives the highest number of votes cast will be deemed to be the frequency selected by stockholders. Abstentions do not count in the determination of which alternative receives the highest number of votes cast, and broker non-votes will not affect the outcome of the vote.

- With respect to Proposal 5, the non-binding stockholder proposal requesting the ratification of executive termination pay will be considered approved by the affirmative vote of a majority of the total number of shares present and entitled to vote on the matter. With respect to Proposal 5, abstentions are considered present and entitled to vote on the matter and therefore have the same effect as votes against the matter, and broker non-votes are not considered entitled to vote on the matter and therefore have no effect on the outcome of the vote.

If your shares are held in "street name," and you do not instruct the broker as to how to vote your shares on Proposals 1, 2, 4, or 5, the broker may not exercise discretion to vote for or against those proposals. This would be a "broker non-vote" and these shares will not be counted as having been voted on the applicable proposal. With respect to Proposal 3, the broker may exercise its discretion to vote for or against that proposal in the absence of your instruction. **Please instruct your broker so your vote can be counted.**

Voting Matters

Proposal	Board Vote Recommendation
Proposal 1: Election of Directors	FOR each nominee
Proposal 2: Advisory Vote to Approve 2022 Executive Compensation	FOR
Proposal 3: Ratification of Selection of Independent Registered Public Accounting Firm	FOR
Proposal 4: Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation	ONE YEAR
Proposal 5: Non-Binding Stockholder Proposal Requesting Ratification of Executive Termination Pay	AGAINST

Revocability of Proxies

Any person giving a proxy in response to this solicitation has the power to revoke it at any time before it is voted. Proxies may be revoked by any of the following actions:

- filing a written notice of revocation with our Corporate Secretary at our principal executive office (800 Connecticut Avenue, Norwalk, Connecticut 06854);

- filing with our Corporate Secretary at our principal executive office (800 Connecticut Avenue, Norwalk, Connecticut 06854) a properly executed proxy showing a later date; or

- attending the virtual Annual Meeting and voting through the platform (attendance at the meeting will not, by itself, revoke a proxy). **Please note that if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name to obtain a 16-digit control number.**

Solicitation

We will pay for the entire cost of proxy solicitations, including preparation, assembly, printing, and mailing of proxy solicitation materials. We will provide copies of solicitation materials to banks, brokerage houses, fiduciaries, and custodians holding in their names shares of our common stock beneficially owned by others to forward these materials to the beneficial owners of common stock. We may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials. Our directors, officers, or other employees may also solicit proxies by telephone, in-person, or otherwise. We will not additionally compensate directors, officers, or other employees for these services. We have engaged Morrow Sodali LLC to assist in the solicitation of proxies, and we currently expect to pay Morrow Sodali LLC approximately $10,000 for its services.

How to Attend the Annual Meeting

If you plan to attend the Annual Meeting, it will begin promptly at 11:00 a.m. Eastern Time and the webcast can be accessed at www.virtualshareholdermeeting.com/BKNG2023. We encourage you to access the meeting website prior to the start time to ensure your ability to access the meeting. If you wish to vote or ask questions at the Annual Meeting, you must provide the 16-digit control number provided on your proxy card, on the Notice of Internet Availability of Proxy Materials, or on the instructions that accompanied the proxy materials and follow the instructions available on the meeting website during the Annual Meeting. If you experience technical difficulties during check-in or during the Annual Meeting, please call the technical support number that will be posted on the virtual meeting platform page for assistance.

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APPENDICES

Appendix A   Unaudited Reconciliation of GAAP to Non-GAAP Financial Information

RECONCILIATION OF GAAP* NET INCOME TO ADJUSTED EBITDA AND PRE-SBC ADJUSTED EBITDA

(In millions)[1]	Year Ended December 31,				
	2022	2021	2020	2019	2018
GAAP Net income	$ 3,058	$ 1,165	$ 59	$4,865	$3,998
(a) Adjustment to loyalty program liability	–	–	–	–	(27)
(b) Adjustment to personnel expenses	–	–	–	66	–
(c) Net travel transaction tax charge	–	–	–	–	45
(d) Accrual related to the potential settlement of an Italian indirect tax matter	46	–	–	–	–
(e) Depreciation and amortization	451	421	458	469	426
(f) Loss on assets classified as held for sale	36	–	–	–	–
(g) Gain on sale and leaseback transaction	(240)	–	–	–	–
(h) Impairment of goodwill	–	–	1,062	–	–
(e) Interest and dividend income	(219)	(16)	(54)	(152)	(187)
(e) Interest expense	391	334	356	266	269
(i) Net losses (gains) on equity securities	779	577	(1,811)	(745)	367
(j) Impairment of investments	184	–	100	–	–
(k) Foreign currency transaction (gains) losses on the remeasurement of certain Euro-denominated debt and accrued interest and debt-related foreign currency derivative instruments	(56)	(135)	200	(7)	–
(l) Losses on early extinguishment of debt and related reverse treasury lock agreements	–	257	–	–	–
(e) Income tax expense	865	300	508	1,093	837
ADJUSTED EBITDA	**$ 5,295**	**$ 2,904**	**$ 879**	**$ 5,855**	**$ 5,729**
(m) Stock-based compensation ("SBC") recorded in Personnel expenses	404	370	233	308	317
(m) PRE-SBC ADJUSTED EBITDA	**$ 5,699**	**$ 3,274**	**$ 1,111**	**$ 6,162**	**$ 6,045**
STOCK-BASED COMPENSATION AS A % OF GAAP NET INCOME	*13%*	*32%*	*392%*	*6%*	*8%*
STOCK-BASED COMPENSATION AS A % OF PRE-SBC ADJUSTED EBITDA	*7%*	*11%*	*21%*	*5%*	*5%*

RECONCILIATION OF GAAP* NET INCOME TO NON-GAAP NET INCOME

(In millions, except share and per share data)[1]	Year Ended December 31, 2022	2021
GAAP Net income	$ 3,058	$ 1,165
(d) Accrual related to the potential settlement of an Italian indirect tax matter	46	-
(f) Loss on assets classified as held for sale	36	-
(g) Gain on sale and leaseback transaction	(240)	-
(i) Net losses on equity securities	779	577
(j) Impairment of investments	184	-
(k) Foreign currency transaction gains on the remeasurement of certain Euro-denominated debt and accrued interest and debt-related foreign currency derivative instruments	(56)	(135)
(l) Losses on early extinguishment of debt and related reverse treasury lock agreements	-	257
(n) Amortization of intangible assets	224	162
(o) Debt discount amortization related to convertible debt	-	39
(p) Income taxes on convertible notes held for investment	-	31
(q) Net unrecognized tax benefits related to French and Italian income tax matters	100	16
(r) Tax impact of Non-GAAP adjustments	(133)	(219)
NON-GAAP NET INCOME	$ 3,998	$ 1,893
WEIGHTED-AVERAGE NUMBER OF DILUTED COMMON SHARES OUTSTANDING (IN 000'S)	40,052	41,362
GAAP NET INCOME APPLICABLE TO COMMON STOCKHOLDERS PER DILUTED COMMON SHARE	$ 76.35	$ 28.17
NON-GAAP NET INCOME APPLICABLE TO COMMON STOCKHOLDERS PER DILUTED COMMON SHARE	$99.83	$ 45.77

* U.S. generally accepted accounting principles.

(1) Amounts may not total due to rounding.

Notes:

(a) Favorable adjustment to OpenTable's loyalty program liability related to changes introduced in the 1st quarter of 2018 to the program, which is excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.

(b) Adjustment to correct an immaterial error related to the nonpayment of prior-period wage-related tax on compensation paid to certain highly-compensated former employees in the year of separation, which is recorded in Personnel expenses and is excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.

(c) Adjustments related to prior period net travel transaction tax charge including estimated interest and penalties, where applicable, which are recorded in General and administrative expense. Interest income was recorded related to a favorable ruling for the twelve months ended December 31, 2018 and is included in Other income (expense), net. These adjustments are excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.

(d) Accrual related to the potential settlement of an Italian indirect tax matter is recorded in General and administrative expense and excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.

(e) Amounts are excluded from Net income to calculate Adjusted EBITDA.

(f) Loss on assets classified as held for sale is recorded in Restructuring, disposal, and other exit activities and excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.

(g) Gain on the sale and leaseback transaction related to Booking.com's future headquarters building is recorded in Restructuring, disposal, and other exit activities and excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.

(h) Impairment of goodwill related to our OpenTable and KAYAK reporting unit in 2020 is recorded in Operating expenses and excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.

(i) Net losses (gains) on equity securities with readily determinable fair values and significant gains on equity securities without readily determinable fair values are recorded in Other income (expense), net and excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.

(j) Impairment of investment in Yanolja Co., Ltd. equity securities in 2022 and DiDi Global Inc. equity securities in 2020 are recorded in Other income (expense), net and excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.

(k) Foreign currency transaction (gains) losses on the remeasurement of Euro-denominated debt and accrued interest that are not designated as hedging instruments for accounting purposes and debt-related foreign currency derivative instruments used as economic hedges are recorded in Other income (expense), net and excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.

(l) Loss on early extinguishment of debt and losses on related reverse treasury lock agreements which were designated as cash flow hedges are recorded in Other income (expense), net and excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.

(m) Stock-based compensation recorded in Personnel expenses is excluded from Net income to calculate Pre-SBC Adjusted EBITDA.

(n) Amortization of intangible assets is recorded in Depreciation and amortization and excluded from Net income to calculate Non-GAAP Net income.

(o) Noncash interest expense related to the amortization of debt discount on convertible debt is recorded in Interest expense and excluded from Net income to calculate Non-GAAP Net income. The Company adopted Financial Accounting Standards Board Accounting Standards Update 2020-06 on January 1, 2022 and such debt discount amortization is not recorded in the financial statements for periods after that date.

(p) Excludes income taxes related to the redemption of convertible notes held for investment that were reclassified from Accumulated other comprehensive loss to Income tax expense.

(q) Net unrecognized tax benefits related to French and Italian income tax matters is recorded in Income tax expense and excluded from Net income to calculate Non-GAAP Net income.

(r) Reflects the tax impact of Non-GAAP adjustments above which are excluded from Net income to calculate Non-GAAP Net income.

For (a) - (r) above, Net income, Personnel expenses, General and administrative expense, Other income (expense), net, Restructuring, disposal, and other exit activities, Operating expenses, Depreciation and amortization, Interest expense, Accumulated other comprehensive loss and Income tax expense refers to the respective line item in the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022. For a more detailed discussion of the adjustments described above, please see our earnings press release for the relevant period, including the section under the heading "Non-GAAP Financial Measures" which provides definitions and information about the use of non-GAAP financial measures.

Non-GAAP Financial Measures

Non-GAAP net income (loss) represents GAAP net income (loss), adjusted to exclude the impact of an adjustment to OpenTable's loyalty program, charges to correct an immaterial error related to the nonpayment of prior-period wage-related tax on compensation paid to certain highly-compensated former employees in the year of separation, prior period net travel transaction tax charges (e.g., value-added taxes, sales taxes, excise taxes, hotel occupancy taxes, etc.), an accrual related to the potential settlement of an Italian indirect tax matter, significant losses on assets classified as held for sale, significant gains and losses on sale and leaseback transactions, the impact of impairments of goodwill, gains and losses on equity securities with readily determinable fair values, the impact of significant gains and losses on the sale of and impairment and credit losses on investments in available-for-sale debt securities and significant gains and losses on the sale of and valuation adjustments on investments in equity securities without readily determinable fair values, foreign currency transaction gains and losses on the remeasurement of Euro-denominated debt and accrued interest that are not designated as hedging instruments for accounting purposes and debt-related foreign currency derivative instruments used as economic hedges, gains and losses on early extinguishment of debt and related reverse treasury lock agreements which were designated as cash flow hedges, amortization expense of intangible assets, noncash interest expense related to the amortization of debt discount on our convertible debt, income taxes related to the maturity and redemption of convertible notes held for investment that were reclassified from accumulated other comprehensive income (loss) to income tax expense (benefit), the impact of net unrecognized tax benefits related to French and Italian income tax matters, and the income tax impact of the non-GAAP adjustments mentioned above.

In addition to the adjustments listed above regarding non-GAAP net income (loss), Adjusted EBITDA excludes depreciation expense, interest and dividend income, and to the extent not included in the adjustments listed above, interest expense and income tax expense (benefit). In addition, Pre-SBC Adjusted EBITDA excludes stock-based compensation also.

Non-GAAP net income (loss), Adjusted EBITDA, and Pre-SBC Adjusted EBITDA are "non-GAAP financial measures," as such term is defined by the SEC, and may differ from non-GAAP financial measures used by other companies. As discussed in this proxy statement, we use Adjusted EBITDA (calculated as described in this proxy statement) as a key performance measure under our annual cash incentive bonus plan and long-term equity incentive awards, as they pertain to the named executive officers. This non-GAAP measure and the other non-GAAP measures used are not intended to represent funds available for our discretionary use and are not intended to represent, or to be used as a substitute for, operating income (loss) or net income (loss) as measured under GAAP. The items excluded from Non-GAAP net income (loss), Adjusted EBITDA, and Pre-SBC Adjusted EBITDA, but included in the calculation of their closest GAAP equivalents, are significant components of our consolidated statements of operations, and must be considered in performing a comprehensive assessment of overall financial performance.

We also use non-GAAP net income (loss) and Adjusted EBITDA for financial and operational decision-making. We believe that non-GAAP net income (loss), Adjusted EBITDA, and Pre-SBC Adjusted EBITDA are useful for analysts and investors to evaluate our ongoing operating performance because they facilitate comparison of our results for the current period and projected next-period results to those of prior periods and to those of our competitors (though other companies may calculate similar non-GAAP financial measures differently than those calculated by us). Data of our competitors presented in this proxy statement is derived from publicly available information. The Company has not independently verified the accuracy or completeness of the underlying non-GAAP financial measures of any such competitor.

The presentation of this financial information should not be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The discussion on non-GAAP adjustments above is based on GAAP as applicable to the Company for the year ended December 31, 2022.

Appendix B Form of Proxy Card



BOOKING HOLDINGS INC.
800 CONNECTICUT AVENUE
NORWALK, CT 06854



SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 5, 2023. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/BKNG2023**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 5, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V11207-P85631   KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

BOOKING HOLDINGS INC.

The Board of Directors recommends you vote FOR the following:

		For All	Against All	For All Except
1.	To elect eleven directors to hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified.	☐	☐	☐

To vote against any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

_____

Nominees:

01) Glenn D. Fogel	07) Nicholas J. Read
02) Mirian M. Graddick-Weir	08) Thomas E. Rothman
03) Wei Hopeman	09) Sumit Singh
04) Robert J. Mylod, Jr.	10) Lynn Vojvodich Radakovich
05) Charles H. Noski	11) Vanessa A. Wittman
06) Larry Quinlan	

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
2.	Advisory vote to approve 2022 executive compensation.	☐	☐	☐
3.	Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.	☐	☐	☐

The Board of Directors recommends you vote 1 YEAR on the following proposal:

		1 Year	2 Years	3 Years	Abstain
4.	Advisory vote on the frequency of future non-binding advisory votes on the compensation paid by the Company to its named executive officers.	☐	☐	☐	☐

The Board of Directors recommends you vote AGAINST the following proposal:

		For	Against	Abstain
5.	Stockholder proposal requesting a non-binding stockholder vote to ratify termination pay of executives.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement & Annual Report are available at www.proxyvote.com.

V11208-P85631

BOOKING HOLDINGS INC.
PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 6, 2023

The undersigned hereby appoints DAVID I. GOULDEN and PETER J. MILLONES, and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Booking Holdings Inc. that the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Booking Holdings Inc. to be held on Tuesday, June 6, 2023 at 11:00 a.m. Eastern Time held virtually at www.virtualshareholdermeeting.com/BKNG2023, and at any and all continuations and adjournments of the meeting, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all matters that may properly come before the meeting.

UNLESS YOU INDICATE OTHERWISE, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED IN PROPOSAL 1, FOR PROPOSALS 2 AND 3, 1 YEAR FOR PROPOSAL 4, AND AGAINST PROPOSAL 5, EACH AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT AND IN ACCORDANCE WITH THE JUDGMENT OF THE PROXIES ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. IF SPECIFIC INSTRUCTIONS ARE INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS.

Continued and to be signed on reverse side

APPENDICES

CORPORATE OFFICES

Booking Holdings Inc.
800 Connecticut Avenue
Norwalk, CT 06854

DIRECTORS

Timothy Armstrong
Glenn D. Fogel
Mirian M. Graddick-Weir
Wei Hopeman
Robert J. Mylod, Jr.
Charles H. Noski
Larry Quinlan
Nicholas J. Read
Thomas E. Rothman
Sumit Singh
Lynn Vojvodich Radakovich
Vanessa A. Wittman

EXECUTIVE OFFICERS

Glenn D. Fogel
Chief Executive Officer and President

David I. Goulden
Executive Vice President and Chief Financial Officer

Peter J. Millones
Executive Vice President and General Counsel

Paulo Pisano
Chief Human Resources Officer

TRANSFER AGENT

American Stock Transfer
& Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

STOCK LISTING

The Nasdaq Stock Market
Ticker Symbol: BKNG

 **BOOKING** HOLDINGS
